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05011902

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sime Darby Berhad

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 21 2005
THOMSON FINANCIAL

FILE NO. 82- 4968 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 10/19/05

RECEIVED
2005 OCT -6 P 1:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AR/S
6-30-05

Sime Darby Berhad

(41759-M)

Annual Report
2005



The Sime Darby Group

Sime Darby Berhad is Malaysia's leading multinational and one of Southeast Asia's largest conglomerates. Founded in 1910, the Company has grown from a single company offering a single product and service in one country into a strong and dynamic international Group with a comprehensive range of business activities carried out by some 25,000 employees in approximately 300 companies in some 20 countries. Known for its financial and management capabilities, Sime Darby is listed on the Main Board of Bursa Malaysia Securities Berhad with a market capitalisation in excess of US$3.69 billion as at 30th June 2005.

Today, in addition to plantations, its original core business activity, Sime Darby is also a major player in the motor vehicle distribution, heavy equipment distribution, property, and energy industries. While the core businesses are located in Malaysia, the People's Republic of China (including Hong Kong SAR and Macau SAR), Singapore and Australia, the Group also operates in Negara Brunei Darussalam, Indonesia, Thailand, Vietnam, the Philippines, United Kingdom, Egypt, New Zealand, the Solomon Islands, Papua New Guinea and New Caledonia.

Cover rationale

A stylised rendition of a tree with branches winding all the way to the back graces the cover of the Sime Darby Berhad Annual Report 2005, as well as those of its public listed subsidiaries.

The tree is an appropriate symbol for Sime Darby as its journey – from seed to sapling to young tree to matured tree with branches reaching upwards and outwards – mirrors that of the company's growth from a single company managing 500 acres of rubber estates into The Malaysian Multinational.

The cover picture, which features a close-up of oil palm fruits in the palm of a hand, is a reminder of the link between Sime Darby's present to its beginnings, as well as a strong sense of continuity into the future.

Contents

NOTICE IS HEREBY GIVEN that the Twenty-Seventh Annual General Meeting of Sime Darby Berhad will be held at Sabah Room, Basement II, Shangri-La Hotel, 11 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia on Tuesday, 25th October 2005 at 11.30 a.m. for the following purposes:-

AS ORDINARY BUSINESS

a. To receive the Directors' Report and the Financial Statements for the year ended 30th June 2005 and the Auditors' Report thereon. (Resolution 1)

b. To declare a final dividend for the year ended 30th June 2005. (Resolution 2)

c. To consider and, if thought fit, pass the following resolutions pursuant to Section 129(6) of the Companies Act, 1965:-

(i) "That, pursuant to Section 129(6) of the Companies Act, 1965, Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya be re-appointed a Director of the Company to hold office until the conclusion of the next Annual General Meeting." (Resolution 3)

(ii) "That, pursuant to Section 129(6) of the Companies Act, 1965, Michael Wong Pakshong be re-appointed a Director of the Company to hold office until the conclusion of the next Annual General Meeting." (Resolution 4)

(iii) "That, pursuant to Section 129(6) of the Companies Act, 1965, Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali be re-appointed a Director of the Company to hold office until the conclusion of the next Annual General Meeting." (Resolution 5)

d. To re-elect the following Director:-
Tan Sri Abu Talib bin Othman (Resolution 6)

e. To re-appoint PricewaterhouseCoopers as Auditors of the Company and to authorise the Directors to fix their remuneration. (Resolution 7)

AS SPECIAL BUSINESS

f. To consider and, if thought fit, pass the following Ordinary Resolution:-
<u>Authority to Allot and Issue Shares pursuant to Section 132D of the Companies Act, 1965</u>
"That, subject always to the Companies Act, 1965, the Articles of Association of the Company and the approvals of the relevant governmental/regulatory authorities, the Directors be and are hereby authorised, pursuant to Section 132D of the Companies Act, 1965, to allot and issue shares in the Company at any time until the conclusion of the next Annual General Meeting and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued does not exceed ten per centum of the issued share capital of the Company for the time being." (Resolution 8)

g. To consider and, if thought fit, pass the following Ordinary Resolution:-
<u>Proposed Share Buy-back</u>
"That, subject to compliance with the Companies Act, 1965 and all other applicable laws, guidelines, rules and regulations, approval be and is hereby given to the Company to utilise up to an amount not exceeding RM1 billion from the retained profits and share premium account of the Company, to purchase such amount of ordinary shares of RM0.50 each in the Company as may be determined by the Directors of the Company from time to time through Bursa Malaysia Securities Berhad upon such terms and conditions as the Directors may deem fit and expedient in the interests of the Company provided that the aggregate number of shares to be purchased and/or held pursuant to this resolution does not exceed ten per centum of the issued and paid-up ordinary share capital of the Company;

And that an amount not exceeding a total of RM1 billion, out of the Company's retained profits and share premium account be allocated for the proposed share buy-back, using internally generated funds;

And that such authority shall commence upon the passing of this resolution, until the conclusion of the next Annual General Meeting of the Company, or the expiry of the period within which the next Annual General Meeting is required by law to be held at which time the resolution shall lapse, or until the authority is revoked or varied by Ordinary Resolution of the shareholders of the Company in general meeting, whichever occurs first;

And that authority be and is hereby given to the Directors of the Company to decide in their discretion to retain the ordinary shares in the Company so purchased by the Company as treasury shares and/or to cancel them and/or to resell them and/or to distribute them as share dividends;

And that authority be and is hereby given to the Directors of the Company to take all such steps as are necessary (including the appointment of stockbroking firms and the opening and maintaining of Central Depository Accounts designated as Share Buy-back Accounts) and to enter into any agreements, arrangements and guarantees with any party or parties to implement, finalise and give full effect to the aforesaid with full powers to assent to any conditions, modifications, variations and/or amendments (if any) as may be imposed by the relevant authorities." (Resolution 9)

h. To consider and, if thought fit, pass the following Ordinary Resolution:-
Proposed Shareholders' Mandate for Recurrent Related Party Transactions
"That, subject to the Companies Act, 1965, the Memorandum and Articles of Association of the Company and the Listing Requirements of Bursa Malaysia Securities Berhad, approval be and is hereby given to the Company and/or its subsidiary companies to enter into all arrangements and/or transactions involving the interests of Directors, major shareholders or persons connected with the Directors and/or major shareholders of the Company and/or its subsidiary companies ("Related Parties") as specified in Section 2.1 of the Circular to Shareholders dated 30th September 2005, provided that such arrangements and/or transactions are:-

(i) recurrent transactions of a revenue or trading nature;
(ii) necessary for the day-to-day operations
(iii) carried out in the ordinary course of business on normal commercial terms which are not more favourable to the Related Parties than those generally available to the public; and
(iv) are not to the detriment of the minority shareholders

(the "Mandate");

And that the Mandate, unless revoked or varied by the Company in a general meeting, shall continue in force until the conclusion of the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extensions as may be allowed pursuant to Section 143(2) of the Act);

And further that the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to the Mandate." (Resolution 10)

By Order of the Board



Yeoh Poh Yew, Nancy
Group Secretary

Kuala Lumpur
30th September 2005

Note

A member of the Company entitled to attend and vote at this meeting is also entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company. A Form Of Proxy is enclosed herewith and should be completed and deposited at the office of the Share Registrar of the Company not less than 48 hours before the time fixed for the meeting.

EXPLANATORY NOTES ON SPECIAL BUSINESSES

(1) Authority to Allot and Issue Shares pursuant to Section 132D of the Companies Act, 1965

The Company continues to consider opportunities to broaden the operating base and earnings potential of the Company. If any of the expansion/diversification proposals involves the issue of new shares, the Directors, under present circumstances, would have to convene a general meeting to approve the issue of new shares even though the number involved may be less than ten per centum of the issued capital.

In order to avoid any delay and costs involved in convening a general meeting to approve such issue of shares, it is thus considered appropriate that the Directors be empowered, as proposed in Resolution 8, to allot and issue shares in the Company, up to an amount not exceeding in total ten per centum of the issued share capital of the Company for the time being, for such purpose. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

(2) Proposed Share Buy-back

The proposed Resolution 9, if passed, will empower the Directors to purchase the Company's shares of up to ten per centum of the issued and paid-up share capital of the Company by utilising the funds allocated out of the retained profits and the share premium account of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

Based on the Company's audited financial statements for the year ended 30th June 2005, the Company's retained profits and share premium account stood at RM994.4 million and RM2,670.9 million respectively.

(3) Proposed Shareholders' Mandate for Recurrent Related Party Transactions

The proposed Resolution 10, if passed, will enable the Company and/or its subsidiaries to enter into recurrent transactions involving the interests of Related Parties, which are of a revenue or trading nature and necessary for the Group's day-to-day operations, subject to the transactions being carried out in the ordinary course of business and on terms not to the detriment of the minority shareholders of the Company.

Further information on the Proposed Share Buy-back and the Proposed Shareholders' Mandate for Recurrent Related Party Transactions is set out in the Share Buy-back Statement and Circular to Shareholders dated 30th September 2005, despatched together with the Company's 2005 Annual Report.

STATEMENT ACCOMPANYING THE NOTICE OF ANNUAL GENERAL MEETING

(1) Directors who are standing for Re-appointment or Re-election

The Directors standing for re-appointment under Section 129(6) of the Companies Act, 1965, are:-

(a) Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya
(b) Michael Wong Pakshong
(c) Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali

The Director standing for re-election is:-

(a) Tan Sri Abu Talib bin Othman

The profiles of the above Directors are set out in the section entitled "Corporate Information" on pages 6 to 8. Their shareholdings in the Company and its subsidiaries are set out in the section entitled "Analysis Of Shareholdings" on pages 116 and 117.

(2) Date, Time and Place of The Annual General Meeting

The Twenty-Seventh Annual General Meeting of Sime Darby Berhad will be held as follows:-

Date : Tuesday, 25th October 2005
Time : 11:30 a.m.
Place : Sabah Room, Basement II, Shangri-La Hotel
11, Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia

Group Financial Highlights

RM Million	**2005**	2004	2003	2002	2001	2000	1999
Revenue	**18,645.7**	14,903.5	13,717.8	12,053.1	11,817.1	10,971.5	9,910.5
Profit Before Taxation	**1,364.8**	1,343.6	1,284.1	1,148.1	1,130.5	1,199.1	1,018.2
Net Profit	**801.2**	918.7	809.7	742.9	617.0	769.5	821.8
Net Profit Excluding Unusual Items	**963.1**	836.5	797.8	776.4	695.2	622.3	727.2
Shareholders' Funds	**8,005.1**	8,424.7	7,969.2	7,442.1	6,771.9	6,728.8	6,454.6
Sen Per Share							
Basic Earnings Per Share	**33.7**	39.4	34.8	31.9	26.5	33.1	35.3
Basic Earnings Per Share Excluding Unusual Items	**40.5**	35.8	34.3	33.3	29.9	26.8	31.3
Dividends Per Share – Net	**20.1**	20.1	19.1	17.0	17.1	17.0	16.0

BOARD OF DIRECTORS

Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid
P.M.N., S.P.M.P., D.G.S.M., S.S.M.T., S.P.N.S., S.P.D.K., S.S.S.A., D.P.C.M., S.I.M.P., P.N.B.S., S.P.M.T., J.M.N., S.M.P., P.J.K.
(Non-Independent Non-Executive Chairman)

Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya
P.S.M., S.S.D.K., D.S.D.K., J.M.N., J.S.D.
(Independent Non-Executive Deputy Chairman)

Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid
D.S.D.K.
(Group Chief Executive)

Tan Sri Abu Talib bin Othman
P.M.N., P.S.M., S.I.M.P., S.S.S.A., D.G.S.M., D.P.M.S., D.M.P.N., D.C.S.M., J.S.M., K.M.N., P.P.T.
(Independent Non-Executive Director)

Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali
P.S.M., P.J.N., S.I.M.P., D.P.C.M., D.P.M.P., J.M.N., A.M.N.
(Independent Non-Executive Director)

Datuk Khatijah binti Ahmad
P.J.N.
(Independent Non-Executive Director)

Dr. David Li Kwok Po
G.B.S., O.B.E., J.P.
(Independent Non-Executive Director)

Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali
P.S.M.
(Independent Non-Executive Director)

Michael Wong Pakshong
(Independent Non-Executive Director)

SECRETARY

Yeoh Poh Yew, Nancy (Group Secretary)

AUDITORS

PricewaterhouseCoopers

REGISTERED OFFICE

21st Floor, Wisma Sime Darby,
Jalan Raja Laut,
50350 Kuala Lumpur, Malaysia.
Telephone: 603-26914122
Telefax: 603-23821075
Web Site: http://www.simedarby.com
E-Mail: enquiries@simenet.com

SHARE REGISTRAR

Epsilon Registration Services Sdn. Bhd. (Company No. 629261-T)
312, 3rd Floor, Block C Kelana Square,
17, Jalan SS 7/26, 47301 Petaling Jaya,
Selangor Darul Ehsan, Malaysia.
Telephone: 603-78062116
Telefax: 603-78061261

TAN SRI DATO' SERI (DR.) AHMAD SARJI BIN ABDUL HAMID

YBhg. Tan Sri Dato' Seri (Dr.) Ahmad Sarji, 67, a Malaysian, is a Non-Independent Non-Executive Director and the Chairman of Sime Darby Berhad. He was appointed to the Board on 4th August 1998. YBhg. Tan Sri Dato' Seri is a graduate of the University of Malaya, The Institute of Social Studies, The Hague and Harvard University. He was previously the Chief Secretary to the Government. YBhg. Tan Sri Dato' Seri is currently the Chairman of Permodalan Nasional Berhad, Golden Hope Plantations Berhad, MNI Holdings Berhad, Kontena Nasional Berhad, Amanah Saham Nasional Berhad, Pelaburan Hartanah Nasional Berhad, Pengurusan Pelaburan ASN Berhad, Pengurusan Pelaburan ASW 2020 Berhad, NCB Holdings Berhad and Petaling Garden Berhad. He is a member of Yayasan Pelaburan Bumiputra. YBhg. Tan Sri Dato' Seri chairs the Executive Committee and the Nomination Committee of the Board. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. He attended all of the ten (10) Board Meetings held in the year ended 30th June 2005.

TUNKU TAN SRI DATO' SERI AHMAD BIN TUNKU YAHAYA

YM Tunku Tan Sri Dato' Seri Ahmad, 76, a Malaysian, is an Independent Non-Executive Director and the Deputy Chairman of Sime Darby Berhad. He was appointed to the Board on 4th January 1979. YM Tunku Tan Sri Dato' Seri Ahmad is a graduate in Economics from the University of Bristol and a Fellow of the Association of Chartered Certified Accountants, United Kingdom. He joined Dunlop Malaysian Industries Berhad in 1962 and served as Managing Director from 1973 until 1978 when he left to join Sime Darby Berhad. He was a director of the Malaysian Central Bank for 28 years before retiring in 1995. Other Malaysian public companies in which he is a director are Tractors Malaysia Holdings Berhad, KLCC Projeks Berhad, Kuala Lumpur City Centre Development Berhad, Kuala Lumpur City Park Berhad, KLCC (Holdings) Berhad, KLCC Property Holdings Berhad and icapital.biz Berhad. YM Tunku Tan Sri Dato' Seri Ahmad is a member of the Executive Committee and the ESOS Committee and was appointed Chairman of the Audit & Accounts Committee of the Board on 24th February 2004. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. He attended nine (9) out of the ten (10) Board Meetings held in the year ended 30th June 2005.

DATO' AHMAD ZUBAIR @ AHMAD ZUBIR BIN HAJI MURSHID

YBhg. Dato' Ahmad Zubir, 48, a Malaysian, is a Non-Independent Executive Director and the Group Chief Executive of Sime Darby Berhad. He was appointed to the Board on 13th June 2004. YBhg. Dato' Ahmad Zubir holds a degree in Industrial Engineering from the University of Wales. He has held many senior positions in the Sime Darby Berhad Group since joining the Group in 1981. Prior to his current appointment as the Group Chief Executive, he was the Managing Director of DMIB Berhad and the Divisional Director of Sime Darby Berhad's Heavy Equipment/Power and Allied Products Group. Other Malaysian public companies in which he is a director are Sime UEP Properties Berhad, Tractors Malaysia Holdings Berhad, Sime Engineering Services Berhad, Hyundai-Sime Darby Berhad (formerly known as Hyundai-Berjaya Corporation Berhad), SD Holdings Berhad, Port Dickson Power Berhad, Consolidated Plantations Berhad and Kuala Lumpur Golf & Country Club Berhad. YBhg. Dato' Ahmad Zubir is a member of the Executive Committee, the ESOS Committee and the Risk Management Committee of the Board. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. He attended all of the ten (10) Board Meetings held in the year ended 30th June 2005.

TAN SRI ABU TALIB BIN OTHMAN

YBhg. Tan Sri Abu Talib, 66, a Malaysian, is an Independent Non-Executive Director. He was appointed to the Board on 16th November 1998. YBhg. Tan Sri Abu Talib is a Barrister-at-law and has served in various capacities in the Judicial and Legal service of the Government of Malaysia, including as Attorney-General of Malaysia. Other Malaysian public companies in which he is a director are British American Tobacco (Malaysia) Berhad, IGB Corporation Berhad, Alliance Unit Trust Management Berhad, MUI Continental Insurance Berhad and CYL Corporation Berhad. YBhg. Tan Sri Abu Talib is a member of the Executive Committee, the Remuneration Committee and chairs the Risk Management Committee of the Board. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. He attended all of the ten (10) Board Meetings held in the year ended 30th June 2005.

TAN SRI DATUK DR. AHMAD TAJUDDIN BIN ALI

YBhg. Tan Sri Datuk Dr. Ahmad Tajuddin, 57, a Malaysian, is an Independent Non-Executive Director. He was appointed to the Board on 22nd June 2001. He holds a Degree in Mechanical Engineering from King's College, University of London, a Ph.D in Nuclear Engineering from Queen Mary's College, University of London and an Honorary Degree of Doctor of Science from Universiti Putra Malaysia. YBhg. Tan Sri Datuk Dr. Ahmad Tajuddin was previously the Director-General of SIRIM Berhad and the Executive Chairman of Tenaga Nasional Berhad. Other Malaysian public companies in which he is a director are Sime Engineering Services Berhad, Tracoma Holdings Berhad, Malaysian Oxygen Berhad, Bangi Golf Berhad, Port Dickson Power Berhad, Tronoh Consolidated Malaysia Berhad (formerly known as Tronoh Mines Malaysia Berhad) and Tricubes Berhad. YBhg. Tan Sri Datuk Dr. Ahmad Tajuddin is a member of the Audit & Accounts Committee, the Nomination Committee and the ESOS Committee of the Board. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. He attended all of the ten (10) Board Meetings held in the year ended 30th June 2005.

DATUK KHATIJAH BINTI AHMAD

YBhg. Datuk Khatijah, 65, a Malaysian, is an Independent Non-Executive Director. She was appointed to the Board on 13th September 1997. YBhg. Datuk Khatijah holds an Honours Degree in Economics from the London School of Economics & Political Science, University of London. She is the Chairman of the KAF group of companies, a financial services group which she founded in 1973. Other Malaysian public companies in which she is a director are Sime Engineering Services Berhad, KAF Discounts Berhad and KAF-Seagroatt & Campbell Berhad. YBhg. Datuk Khatijah is a member of the Audit & Accounts Committee, the Remuneration Committee, the ESOS Committee and the Risk Management Committee of the Board. She does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. She attended eight (8) out of the ten (10) Board Meetings held in the year ended 30th June 2005.

DR. DAVID LI KWOK PO

Dr. Li, 66, a British citizen, is an Independent Non-Executive Director. He was appointed to the Board on 5th September 1992. Dr. Li is a Cambridge University Economics and Law graduate and a Fellow of both the Institute of Chartered Accountants in England and Wales and the Institute of Bankers. He is presently the Chairman and Chief Executive of The Bank of East Asia Limited. He is a director of various companies in the Hong Kong S.A.R. Dr. Li is a member of the Nomination Committee of the Board. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. He attended nine (9) out of the ten (10) Board Meetings held in the year ended 30th June 2005.

RAJA TAN SRI MUHAMMAD ALIAS BIN RAJA MUHAMMAD ALI

YM Raja Tan Sri Muhammad Alias, 73, a Malaysian, is an Independent Non-Executive Director. He was appointed to the Board on 16th November 1998. He graduated with a Bachelor of Arts (Hons) from University Malaya, Singapore and holds a Certificate of Public Administration from the Royal Institute of Public Administration, London. Other Malaysian public companies in which he is a director are Consolidated Plantations Berhad, Malayan Banking Berhad, Kuala Lumpur Kepong Berhad, Batu Kawan Berhad, Kumpulan Guthrie Berhad, Highlands & Lowlands Berhad and Mayban Fortis Holdings Berhad. YM Raja Tan Sri Muhammad Alias is a member of the Executive Committee, the Audit & Accounts Committee, the Risk Management Committee and chairs the Remuneration Committee of the Board. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. He attended all of the ten (10) Board Meetings held in the year ended 30th June 2005.

MICHAEL WONG PAKSHONG

Mr. Wong, 74, a Singaporean, is an Independent Non-Executive Director. He was appointed to the Board on 15th April 1981. Mr. Wong is a chartered accountant and was formerly the Managing Director of the Monetary Authority of Singapore. Other Malaysian public companies in which he is a director are GEL Capital (Malaysia) Berhad, Great Eastern Life Assurance (Malaysia) Berhad, Overseas Assurance Corporation (Malaysia) Bhd and Overseas Assurance Corporation (Holdings) Bhd. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. He attended eight (8) out of the ten (10) Board Meetings held in the year ended 30th June 2005.

The Board of Directors of Sime Darby Berhad is pleased to present the report on the Audit & Accounts Committee of the Board for the year ended 30th June 2005.

The Audit & Accounts Committee was established by a resolution of the Board on 12th October 1981.

Composition and Attendance

The Audit & Accounts Committee during the year comprised the Directors listed below. During the year ended 30th June 2005, the Committee met four (4) times on 23rd August 2004, 29th November 2004, 25th February 2005 and 30th May 2005.

Members	Status of directorship	Attendance of meetings
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya (Chairman of the Committee)	Independent Non-Executive Director and a Certified Accountant	Attended 4 out of 4 meetings
Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali	Independent Non-Executive Director	Attended 4 out of 4 meetings
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali	Independent Non-Executive Director	Attended 3 out of 4 meetings
Datuk Khatijah binti Ahmad	Independent Non-Executive Director	Attended 4 out of 4 meetings
Michael Wong Kuan Lee (resigned on 1st April 2005)	Independent Non-Executive Director	Attended 3 out of 3 meetings held from 1st July 2004 to date of resignation

Terms of reference

In performing their duties and discharging their responsibilities, the Audit & Accounts Committee is guided by the Terms of Reference of the Committee as follows:-

Membership

The Committee shall be appointed by the Board from amongst their number and shall consist of not less than three (3) members, a majority of whom shall be independent Directors and at least one of whom shall be a member of the Malaysian Institute of Accountants or fulfills such other requirements as prescribed in Chapter 15.10 of the Listing Requirements of Bursa Malaysia Securities Berhad. The Chairman of the Committee shall be an independent non-executive Director appointed by the Board.

Meetings and minutes

Meetings shall be held not less than four (4) times a year and the Group Chief Executive, Group Chief Financial Officer, Chief Internal Audit Manager and a representative of the external auditors shall normally be invited to attend the meetings. Other members of the Board may attend the meetings upon the invitation of the Committee. At least once a year, the Committee shall meet the external auditors without any executive present except the Group Secretary. The quorum shall be two (2) members, a majority of whom must be independent Directors. Minutes of each meeting shall be kept and distributed to each member of the Committee and of the Board. The Chairman of the Committee shall report on each meeting to the Board. The Secretary to the Committee shall be the Group Secretary.

Authority

The Committee is authorised by the Board:-

i. to investigate any activity within its terms of reference and shall have unrestricted access to both the internal and external auditors and to all employees of the Group;
ii. to have the resources in order to perform its duties as set out in its terms of reference;
iii. to have full and unrestricted access to information pertaining to the Group and the Company;
iv. to have direct communication channels with the internal and external auditors;
v. to obtain external legal or other independent professional advice as necessary; and
vi. to convene meetings with external auditors, without the attendance of any executive except the Group Secretary, whenever deemed necessary.

The Committee shall report to the Board of Directors on matters considered and its recommendations thereon, pertaining to the Group and the Company.

Responsibility

Where the Committee is of the view that a matter reported by it to the Board of Directors has not been satisfactorily resolved resulting in a breach of the Listing Requirements of Bursa Malaysia Securities Berhad, the Committee has the responsibility to promptly report such matter to Bursa Malaysia Securities Berhad.

Review of the Composition of the Committee

The term of office and performance of the Committee and each of the members shall be reviewed by the Board of Directors at least once every three (3) years to determine whether the Committee and its members have carried out their duties in accordance with their terms of reference.

Duties

The duties of the Committee are:-

a. to consider the appointment, resignation and dismissal of external auditors and the audit fees;
b. to review the nature and scope of the audit with the internal and external auditors before the audit commences;
c. to review the quarterly and annual financial statements of the Group and the Company focusing on the matters set out below, and thereafter to submit them to the Board:-
   - any changes in accounting policies and practices;
   - significant adjustments arising from the audit;
   - the going concern assumption;
   - compliance with accounting standards and regulatory requirements.
d. to discuss problems and reservations arising from the interim and final audits, and any matter the external auditors may wish to discuss;
e. to review the audit reports prepared by the internal and external auditors, the major findings and management's responses thereto;
f. to review the adequacy of the scope, functions and resources of the internal and management audit department and whether it has the necessary authority to carry out its work;
g. to consider the report, major findings and management's response thereto on any internal investigations carried out by the internal auditors;
h. to review any appraisal or assessment of the performance of executives in the internal and management audit department;
i. to approve any appointment or termination of senior executives in the internal and management audit department;
j. to be informed of any resignation of executives in the internal and management audit department and to provide the resigning executive an opportunity to submit his/her reason for resignation;
k. to review the evaluation of the systems of internal control with the auditors;
l. to review the assistance given by the Group's and the Company's employees to the auditors;
m. to review related party transactions entered into by the Group and the Company to ensure that such transactions are undertaken on the Group's normal commercial terms and that the internal control procedures with regards to such transactions are sufficient;
n. to verify allocation of options pursuant to the employees' share option scheme is in compliance with the criteria for allocation of options under the scheme; and
o. any such other functions as may be agreed to by the Committee and the Board.

Summary of activities of the Committee during the year

In line with the terms of reference of the Committee, the following activities were carried out by the Committee during the year ended 30th June 2005 in the discharge of its functions and duties:-

a. review of the audit plans for the year for the Group and the Company prepared by the internal and external auditors;
b. review of the audit reports for the Group and the Company prepared by the internal and external auditors and consideration of the major findings by the auditors and management's responses thereto;
c. review of the quarterly and annual reports of the Group and the Company prior to submission to the Board of Directors for consideration and approval;
d. review of the environmental, safety and health reports for the Group and the Company prepared by the internal auditors and consideration of their major findings and management's responses thereto;
e. review of the related party transactions entered into by the Group and the Company and the disclosure of such transactions in the annual report of the Company;
f. commissioning of special reviews on specific areas of operations;
g. review of the minutes of meetings of the audit committees of public listed and other subsidiary companies in the Group;
h. meeting with the external auditors without any executives present except the Group Secretary;
i. review of the composition of the audit committees of the Group;
j. review of the fees of the external auditors;
k. assessment of the effectiveness of the Internal & Management Audit function in the Group;
l. approval of the appointment of audit staff;
m. review of the list of eligible employees and the allocation of options to be offered to them by the Company pursuant to the Sime Darby Employees' Share Option Scheme; and
n. review of the Report on the Audit & Accounts Committee, Statement of Internal Control and Statement of Corporate Governance prior to their inclusion in the Company's Annual Report.

Internal and management audit functions and activities

The Company has an Internal and Management Audit Department whose principal responsibility is to undertake regular and systematic reviews of the systems of controls so as to provide reasonable assurance that such systems continue to operate satisfactorily and effectively in the Group and the Company. The Department is also responsible for the conduct of regular and systematic reviews of environmental, safety and health issues in the Group and the Company. The attainment of such objectives involves the following activities being carried out by the Department:-

a. reviewing and appraising the soundness, adequacy and application of accounting, financial and other controls and promoting effective control in the Group and the Company at reasonable cost;
b. ascertaining the extent of compliance with established policies, procedures and statutory requirements;
c. ascertaining the extent to which the Group's and the Company's assets are accounted for and safeguarded from losses of all kinds;
d. appraising the reliability and usefulness of information developed within the Group and the Company for management;
e. recommending improvements to the existing systems of controls;
f. carrying out audit work in liaison with the external auditors to maximise the use of resources and for effective coverage of audit risks;
g. carrying out investigations and special reviews requested by management and/or the Audit & Accounts Committee of the Company;
h. carrying out environmental, safety and health audits on the Group and the Company; and
i. identifying opportunities to improve the operations of and processes in the Group and the Company.

Statement by the Audit & Accounts Committee

The Committee confirms that the allocation of options offered by the Company to eligible employees of the Group complies with the Bye-Laws of the Sime Darby Employees' Share Option Scheme.

This report is made in accordance with a resolution of the Board of Directors dated 29th August 2005.

1. The Code

In March 2000, the Finance Committee on Corporate Governance issued the Malaysian Code on Corporate Governance ("Code"). The Code sets out principles and best practices on structures and processes that companies may use in their operations towards achieving the optimal governance framework.

The Board of Directors of Sime Darby Berhad ("Sime Darby" or "the Company") is supportive of the adoption of principles and best practices as enshrined in the Code throughout the Group. It is recognised that the adoption of the highest standards of governance is imperative for the protection and enhancement of stakeholders' value and the performance of Sime Darby.

The Board is pleased to present the following report on the application of principles and compliance with best practices as set out in the Code.

2. The Board of Directors

The Board has the ultimate and overall responsibility for corporate governance, strategic direction and overseeing the investments of the Company. The Board meets on a scheduled basis at least five (5) times a year. When the need arises, Special Board Meetings are also convened. Among the topics for deliberation are the financial statements and results of the Company and its subsidiaries, operational activities, strategic and corporate initiatives as well as matters specifically reserved for the Board's decision. Reports by Board Committees are also presented and discussed at the Board Meetings.

During the year ended 30th June 2005, there were five (5) Board Meetings and five (5) Special Board Meetings held. The following are the details of attendance of each Director in respect of meetings held.

Members	No. of meetings attended	Percentage
Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid (Chairman)	10 out of 10	100%
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya (Deputy Chairman)	9 out of 10	90%
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid	10 out of 10	100%
Tan Sri Abu Talib bin Othman	10 out of 10	100%
Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali	10 out of 10	100%
Datuk Khatijah binti Ahmad	8 out of 10	80%
Dr. David Li Kwok Po	9 out of 10	90%
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali	10 out of 10	100%
Michael Wong Pakshong	8 out of 10	80%
Martin Giles Manen (Group Finance Director) (resigned as Group Finance Director on 10th January 2005)	4 out of 4	100%
Michael Wong Kuan Lee (resigned on 1st April 2005)	6 out of 7	86%

3. Board Balance

The Board as at the date of this statement consists of nine (9) members. Eight (8) are non-executive Directors (including the Chairman) and one (1) is an executive Director. Seven (7) of the nine (9) Directors are independent as defined under the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities Listing Requirements"). The independent Directors are:-

(i) Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya
(ii) Tan Sri Abu Talib bin Othman
(iii) Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali
(iv) Datuk Khatijah binti Ahmad
(v) Dr. David Li Kwok Po
(vi) Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali
(vii) Michael Wong Pakshong

There is optimum board balance and compliance with the independent directors criteria set out under the Bursa Securities Listing Requirements. Together, the Directors with their wide experiences in both the public and private sector and diverse academic background provide a collective range of skills, expertise and experience which is vital for the successful direction of the Group. A brief profile of each Director is presented on pages 7 and 8.

There is a distinct and clear division of responsibility between the Chairman and the Group Chief Executive to ensure that there is a balance of power and authority. The role of the Chairman and the Group Chief Executive are separated and clearly defined. The Chairman is responsible for ensuring Board effectiveness and conduct whilst the Group Chief Executive has overall responsibilities over the operating units, organisational effectiveness and implementation of Board policies and decisions. The presence of independent non-executive Directors fulfils a pivotal role in corporate accountability. Although all the Directors have an equal responsibility for the Group's operations, the role of these independent non-executive Directors is particularly important as they provide unbiased and independent views, advice and judgement to take account of the interests, not only of the Group, but also of shareholders, employees, customers, suppliers and the many communities in which the Group conducts business.

4. Supply of Information

Prior to Board Meetings, all Directors will receive the agenda and a set of Board papers containing information relevant to the matters to be deliberated at the meetings. These are issued in sufficient time to enable the Directors to obtain further information or research, where necessary, in order to be properly prepared before the meeting. The Board papers include, among others, the following:-

(i) quarterly financial report and a report on the Group's cash and borrowings position;
(ii) minutes of meetings of the Group Management Committee;
(iii) minutes of meetings of all Committees of the Board;
(iv) quarterly risk management updates; and
(v) annual business plans.

In addition, there is a schedule of matters reserved specifically for the Board's decision, including the approval of corporate plans and annual budgets, acquisitions and disposals of undertakings and properties of a substantial value, major investments and financial decisions, and changes to the management and control structure within the Group, including key policies and procedures and delegated authority limits.

All the Directors have direct access to the advice and services of the Group Secretary whether as a full board or in their individual capacity, in the furtherance of their duties. The Directors are regularly updated on new statutory as well as regulatory requirements relating to the duties and responsibilities of Directors. Directors whether acting as a full board or in their individual capacity may obtain independent professional advice in the furtherance of their duties, at the Company's expense.

5. Board Committees

To assist the Board in discharging its duties, various Board Committees were established. The functions and terms of references of the Board Committees are clearly defined and, where applicable, comply with the recommendations of the Code.

a. Executive Committee

The Executive Committee is delegated with such powers to ensure the smooth and effective running of the Company. The Executive Committee, as a general rule, meets on a monthly basis except for the months in which the Board meets. During the year ended 30th June 2005, only four (4) meetings were held due to the increased number of Board Meetings. The members of the Executive Committee during the year, and their attendance at the meetings, were as follows:-

Members	No. of meetings attended	Percentage
Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid (Chairman)	4 out of 4	100%
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya	3 out of 4	75%
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid	4 out of 4	100%
Tan Sri Abu Talib bin Othman	3 out of 4	75%
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali	3 out of 4	75%

b. Audit & Accounts Committee

The Audit & Accounts Committee reviews issues of accounting policy and presentation for external financial reporting, monitors the work of the internal audit function and ensures an objective and professional relationship is maintained with the external auditors. Its principal function is to assist the Board in maintaining a sound system of internal control. The Committee has full access to the auditors both internal and external who, in turn, have access at all times to the Chairman of the Committee. The Committee meets with the external auditors without any executive present except for the Group Secretary, at least once a year.

In line with good corporate governance practice, the executive Director is not a member of the Audit & Accounts Committee.

The report on the Audit & Accounts Committee is presented on pages 9 to 11.

c. Remuneration Committee

The Remuneration Committee is responsible for developing the Group's remuneration policy and determining the remuneration packages of executive employees of the Sime Darby Group, including that of its public listed subsidiaries. The Committee recommends to the respective Boards, the remuneration to be paid to each non-executive Director for his services as a member of the Board as well as Committees of the Board.

The Remuneration Committee is made up entirely of independent non-executive Directors. During the year ended 30th June 2005, five (5) meetings were held and the attendance of the Members at the meetings, were as follows:-

Members	No. of meetings attended	Percentage
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali (Chairman)	5 out of 5	100%
Tan Sri Abu Talib bin Othman	5 out of 5	100%
Datuk Khatijah binti Ahmad	3 out of 5	60%
Michael Wong Kuan Lee (resigned on 1st April 2005)	4 out of 4	100%

d. Nomination Committee

The Nomination Committee has been charged with identifying and recommending new nominees to the Boards as well as committees of the Boards of Sime Darby and its public listed subsidiaries and major subsidiaries. However, all decisions on appointments are made by the respective Boards after considering the recommendations of the Committee.

The Committee will review the required mix of skills, experience and other qualities including core competencies which non-executive Directors should bring to the Boards, evaluate the performance and contribution of each Director, evaluate the effectiveness of the Boards as a whole and identify areas for improvement. The Committee also recommends suitable training programmes to train and equip the Directors particularly on new laws and regulations which are relevant to the operations of the Group.

During the year ended 30th June 2005, seven (7) meetings were held. The members of the Nomination Committee during the year, all of whom are non-executive Directors and a majority of whom are independent, and their attendance at the meetings, were as follows:-

Members	No. of meetings attended	Percentage
Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid (Chairman)	7 out of 7	100%
Dr. David Li Kwok Po	6 out of 7	86%
Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali (appointed on 1st June 2005)	*	N/A
Michael Wong Kuan Lee (resigned on 1st April 2005)	6 out of 6	100%

* no meetings were held from the date of his appointment to 30th June 2005

e. ESOS Committee

The ESOS Committee was established on 28th November 2001 to administer the Sime Darby Employees' Share Option Scheme in accordance with the Bye-Laws approved by the shareholders of the Company. The present ESOS Scheme (ESOS 2001/2006) was implemented on 10th December 2001 and is governed by the Bye-Laws that were approved by the shareholders on 6th November 2001. During the year ended 30th June 2005, one (1) meeting was held. The members of the ESOS Committee during the year, and their attendance at the meeting, were as follows:-

Members	No. of meetings attended	Percentage
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya (Chairman)	1 out of 1	100%
Datuk Khatijah binti Ahmad	0 out of 1	-
Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali	1 out of 1	100%
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid	1 out of 1	100%
Martin Giles Manen (resigned on 10th January 2005)	*	N/A

* no meetings were held from 1st July 2004 to the date of his resignation.

f. Risk Management Committee

The Risk Management Committee was established by a resolution of the Board on 24th August 2004 with the primary responsibility of ensuring the effective functioning of the integrated risk management function within the Sime Darby Group.

During the year ended 30th June 2005, six (6) meetings were held. The members of the Risk Management Committee during the year, and their attendance at the meetings, were as follows:-

Members	No. of meetings attended	Percentage
Tan Sri Abu Talib bin Othman (Chairman)	6 out of 6	100%
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali	6 out of 6	100%
Datuk Khatijah binti Ahmad	4 out of 6	67%
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid	6 out of 6	100%

The terms of reference of the Committee are as follows:-

<u>Membership</u>

The Committee shall be appointed by the Board from amongst their number and shall consist of not less than four (4) members. The Chairman shall be an independent non-executive Director appointed by the Board. The Secretary shall be the Group Secretary.

<u>Meetings and minutes</u>

The Committee shall meet at least once every quarter and as and when required to review specific matters. The quorum shall be three (3) members.

<u>Duties of the Committee</u>

The duties of the Committee are to:

(a) Provide oversight, direction and counsel to the risk management process

(b) Establish risk management guidelines

(c) Evaluate the structure for the Group risk management, risk management processes and support system

(d) Consider the quarterly report on risks, major findings and management responses thereto on material issues, changing environments and required changes in risk management programmes

(e) Carry out risk evaluation on:
   (i) all capital expenditure proposals by the Group companies exceeding a certain limit,
   (ii) any business ventures into new areas of business and any investment outside of Malaysia, and
   (iii) any transaction which carries exceptional terms, conditions or obligations including contingent obligations.

(f) Review and approve action and contingency plans developed to mitigate key risks

(g) Advise the Board on risk related issues and recommend strategies, policies and risk tolerance for Board approval.

6. Appointments to the Board and Re-election of Directors

There is in place a formal and transparent procedure for the appointment of new Directors to the Board. The proposed appointment of new member(s) of the Board as well as the proposed re-appointment or re-election of Directors seeking re-appointment or re-election at the Annual General Meeting, are recommended by the Nomination Committee to the Board for their approval. The Board makes the final decision on appointment.

In accordance with the Company's Articles of Association, all Directors who are appointed by the Board are subject to election by shareholders at the next Annual General Meeting after their appointment. Directors over seventy years of age are required to submit themselves for re-appointment by shareholders annually in accordance with Section 129(6) of the Companies Act 1965. In accordance with the Articles of Association, at least one-third of the remaining Directors are required to submit themselves for re-election by rotation at each Annual General Meeting.

For new Directors, there is a familiarisation programme in place, including visits to the Group's businesses and meetings with senior management as appropriate, to facilitate their understanding of the Group's business.

The Group Secretary ensures that all appointments are properly made, that all necessary information is obtained from the Directors, both for the Company's own records and for the purposes of meeting statutory obligations, as well as obligations arising from the Bursa Securities Listing Requirements or other regulatory requirements. The Board will periodically examine the effectiveness of its present size in discharging its duties.

7. **Directors' Remuneration**

The objective of the Company's policy on Directors' remuneration is to attract and retain the Directors of the calibre needed to run the Group successfully. In the case of executive Directors, the component parts of the remuneration are structured so as to link rewards to corporate and individual performance. Performance is measured against profits and other targets set from the Company's annual budget and plans, and from returns provided to shareholders. In the case of non-executive Directors, the level of remuneration reflects the experience and level of responsibilities undertaken by the particular non-executive Director concerned.

The Remuneration Committee recommends to the Board the framework of the executive Directors' remuneration and the remuneration package for each executive Director. It is, nevertheless, the ultimate responsibility of the entire Board to approve the remuneration of these Directors.

The annual fees payable to the non-executive Directors has been fixed by the shareholders of the Company at an amount not exceeding, in aggregate, RM1,000,000. The determination of the fees of each non-executive Director is decided by the Board as a whole. The Company reimburses reasonable expenses incurred by these Directors in the course of their duties as Directors.

The remuneration package comprises the following elements:-

(i) **Fee and Meeting Allowances**

The fee payable to each of the non-executive Directors is determined by the Board as authorised by the shareholders of the Company. All non-executive Directors are paid meeting allowances as determined by the Board to reimburse them for expenses incurred for attendance at Board meetings.

(ii) **Basic Salary**

The basic salary for executive Directors is recommended by the Remuneration Committee, taking into account the performance of the individual, the inflation price index and information from independent sources on the rates of salary for similar positions in other comparable companies. Salaries are reviewed annually.

(iii) **Bonus Scheme**

The Group operates a bonus scheme for all employees, including executive Directors. The criteria for the scheme is dependent on various performance measures of the Group, together with an assessment of their performance during the period. Bonuses payable to executive Directors are approved by the Remuneration Committee.

(iv) **Benefits-in-kind**

Other customary benefits (such as private medical care, car, etc.) are made available as appropriate.

(v) **Retirement Arrangements**

In addition to the statutory contributions to the Employees Provident Fund, the Group Chief Executive participates in the Sime Darby Malaysian Retirement Plan, a defined contribution plan with the objective of providing a lump sum payment upon retirement or in the event of death in service.

(vi) **Service Contract**

The Group Chief Executive has a three-year service contract with the Company. The notice period for termination of his employment is three (3) months on either side.

(vii) **Directors' Share Options**

The movement in Directors' share options during the year ended 30th June 2005 is set out on page 52.

The aggregate remuneration of the Directors of the Company categorised into the appropriate components are as follows:-

	Group RM'000	Company RM'000
Executive Director		
Salary and other remuneration	1,341	1,341
Benefits-in-kind	74	74
Non-Executive Directors		
Fees	1,148	882
Other remuneration	120	82
Benefits-in-kind	–	–

The aggregate remuneration of Directors of the Company for the financial year ended 30th June 2005, in respective bands of RM50,000 are as follows:-

Range of Remuneration	Number of Directors
Non-Executive Directors	
RM50,001 to RM100,000	4
RM100,001 to RM150,000	4
RM150,001 to RM200,000	1
Executive Directors	
RM300,001 to RM350,000	1
RM1,050,001 to RM1,100,000	1

8. **Directors' Training**

All the Directors have attended the Mandatory Accreditation Programme prescribed by Bursa Malaysia Securities Berhad. They also continually attend education programmes and seminars to keep abreast with developments in the market place, such as seminars accreditated under Bursa Malaysia Securities Berhad's Continuing Education Programme. As at the date of this statement, all the Directors have accumulated the 72 CEP points as required under the provisions of Practice Note No. 15/2003 of the Bursa Securities Listing Requirements.

The Company organises in-house training programmes locally and regionally, facilitated by industry experts, for Directors of listed companies in the Group and senior management. These training programmes are accredited under Bursa Malaysia Securities Berhad's Continuing Education Programme.

A seminar for the Directors of the Group was held in July 2004. The main issues discussed were related to the development and implementation of corporate business strategy and business continuity planning.

9. **Investor Relations and Shareholder Communication**

The Board acknowledges the need for shareholders to be informed of all material business matters affecting the Company. The Company has an Investor Relations Unit which provides a platform for two-way communication between the Company and the shareholders and investors. In addition to various announcements made during the year, the timely release of financial results on a quarterly basis provides shareholders with an overview of the Group's performance and operations. A press conference and an analysts' briefing are held after the quarterly financial results are released to Bursa Malaysia Securities Berhad. Summaries of the financial results are advertised in daily newspapers and copies of the full announcement are supplied to shareholders and members of the public upon request.

The Company has been using the Annual General Meeting, usually held in October/November each year, as a means of communicating with shareholders. Shareholders who are unable to attend are allowed to appoint proxies to attend and vote on their behalf. Members of the Board as well as the external auditors of the Company are present to answer questions raised at the meeting. Shareholders are welcome to raise queries by contacting the Company at any time throughout the year and not just at the Annual General Meeting.

There has always been a reasonable turnout at the Company's Annual General Meeting and about 800 shareholders attended the meeting held in 2004.

In addition, shareholders can obtain up-to-date information on the Group's various activities by accessing its website at www.simedarby.com. Press releases and the latest quarterly results announcement of the Company can also be found on this site.

Any queries or concerns regarding the Sime Darby Group may be conveyed to the following persons:-

i. Tan Sri Abu Talib bin Othman, Senior Independent Director
Telephone number : 603-7956 6899
Facsimile number : 603-7957 5193

ii. Yeoh Poh Yew, Nancy, Group Secretary
Telephone number : 603-2691 4122 extension 2268
Facsimile number : 603-2382 1075

iii. Hisham Hamdan, Group Head-Strategy
Telephone number : 603-2691 4122 extension 2112
Facsimile number : 603-2713 5935

iv. Phoebe Chan Shook Fun, Group Head-Investor Relations
Telephone number : 603-2691 4122 extension 2122
Facsimile number : 603-2713 5935

10. Financial Reporting

In presenting the annual financial statements and quarterly announcement of results to shareholders, the Directors aim to present a balanced and understandable assessment of the Group's financial position and prospects.

The Directors consider that in preparing the financial statements, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates. All accounting standards which the Board considers to be applicable have been followed, subject to any explanations for material departures disclosed in the notes to the financial statements.

11. Internal Control

The Code requires the Board to maintain a sound system of internal control to safeguard shareholders' investment and the Group's assets. The Group's inherent system of internal control is designed to provide reasonable assurance but not absolute assurance against the risk of material errors, fraud or losses occurring.

The Statement on Internal Control which provides an overview of the state of internal control is set out on pages 19 to 20. The internal audit function of the Group which rests with the Group Internal and Management Audit Division is described in the Report on the Audit & Accounts Committee on pages 9 to 11.

12. Relationship with the Auditors

Through the Audit & Accounts Committee, the Board has established transparent and appropriate relationships with the Group's auditors, both external and internal. The Committee meets with the external auditors without any executive present, except for the Group Secretary, at least once a year.

The non-audit fees paid to external auditors during the year ended 30th June 2005 amounted to RM3.1 million (2004: RM2.4 million).

13. Conclusion

Sime Darby has been in compliance with the Code during the financial year under review save for the disclosure of details of the remuneration of each Director. The Board has considered this principle against the related disclosure requirements under the Bursa Securities Listing Requirements i.e. that of disclosure of Directors' Remuneration by applicable bands of RM50,000. The Board is of the view that the transparency and accountability aspects of Corporate Governance as applicable to Directors' Remuneration are appropriately served by the band disclosure made on page 17.

This statement is made in accordance with a resolution of the Board of Directors dated 29th August 2005.

Responsibility

The Board of Directors acknowledges responsibility for maintaining a sound system of internal control and for reviewing its adequacy and integrity. The system of internal control designed to safeguard shareholders' investment and the Group's assets, by its nature can only manage rather than eliminate the risk of failure to achieve business objectives, and inherently can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board has established procedures to implement in full the recommendations of the "Statement on Internal Control: Guidance for Directors of Public Listed Companies" for the Company and its subsidiaries. These procedures are intended to provide an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, excluding associated companies and joint ventures which have not been dealt with as part of the Group. The procedures, which were in place during the financial year ended 30th June 2005, are subject to regular review by the Board of Directors.

For the financial year under review, the Board is satisfied that the system of internal control was generally satisfactory. Where exceptions were noted, they were not material in the context of this report and corrective actions have been taken.

Risk Management

Risk policy

Risk management is regarded by the Board of Directors to be an integral part of the business operations. Management is responsible for creating a risk-aware culture and for building the necessary knowledge for risk management. They also have the responsibility for managing risks and internal control associated with the operations and ensuring compliance with the applicable laws and regulations.

The main underlying principles of the Group's policy are:

- Informed risk management is an essential element of the Group's business strategy
- Effective risk management provides greater assurance that the Group's vision and strategy will be achieved without surprises
- Each Division (and each business unit therein) is expressly responsible for managing the risks associated with its business objectives
- All material risks are to be identified, analysed, treated, monitored and reported.

The implementation of the policy and risk management framework that includes the strategy, culture, people and technology is the responsibility of the Group Chief Executive and members of the Management Committee.

Risk reporting

The Group's risk management framework provides for regular review and reporting. The reports include an assessment of the degree of risk, an evaluation of the effectiveness of the controls in place and the requirements for further controls. The key elements of the process are:

- Presentation of a summary of significant risks to the Board of Directors on a quarterly basis
- Reporting of significant risks by subsidiaries in their annual management plan
- Reporting of significant risks by Divisions to Sime Darby Berhad on a quarterly basis
- Review and discussion of key risks during the management meetings of the business units.

Control structure and environment

The Board of Directors is committed to maintaining a strong control structure and environment for the proper conduct of the Group's business operations. The key elements are:

<u>Operating structure with clearly defined lines of responsibility and delegated authority</u>

The operating structure includes defined delegation of responsibilities to the committees of the Board, the management of Group Head Office and the operating units.

<u>Independence of the Audit & Accounts Committee</u>

The Audit & Accounts Committee comprises non-executive members of the Board, with the majority being independent directors. The Committee has full access to both internal and external auditors and it meets with the external auditors without any executive present, except for the Group Secretary, at least once a year.

<u>Written policies and procedures on the limits of delegated authority</u>

The limits of delegated authority are clearly defined and set out in the Group Procedures and Authorities and the Divisional/Operating Unit Standard Operating Procedures. These policies and procedures are reviewed regularly and updated when necessary.

Corporate values

Corporate values, which emphasise ethical behaviour, are set out in the Group Business Code.

Comprehensive information system

This information system includes preparation and submission of annual management plans, budgets and other information to the Board of Directors. Budgets prepared by operating units are regularly updated and explanation of variances is incorporated in the monthly management reports. The Sime Darby Management Committee comprising the Group Chief Executive, the Group Chief Financial Officer and all Divisional/Regional directors review the performance and results of operating units on a monthly basis.

Employee competency

Emphasis is placed on the quality and abilities of employees with continuing education, training and development being actively encouraged through a wide variety of schemes and programmes.

Internal and Management Audit

The internal audit function, which reports directly to the Audit & Accounts Committee, conducts reviews on systems of control and the effectiveness of the processes management has in place to identify, manage and report risks. The audit department is adequately staffed by employees who are qualified to carry out their work.

Board's Risk Management Committee

To demonstrate the Group's commitment to risk management, a Board's Risk Management Committee was established on 24th August 2004 and a Group Chief Risk Officer was appointed in January 2005. The Group Chief Risk Officer reports to the Group Chief Executive and has reporting responsibilities to the Board's Risk Management Committee. During the year, the Group Chief Risk Officer had conducted Risk Management Workshops with key business divisions/units of the Group.

Monitoring and review of the effectiveness of the system of internal control

The processes adopted to monitor and review the effectiveness of the system of internal control are:

- regular confirmation by the chief executive officer and chief financial officer of the respective operating units on the effectiveness of the system of internal control, highlighting any weaknesses and changes in risk profile. The same confirmation is provided by the Group Chief Executive and Group Chief Financial Officer to the Board annually.
- the Control Self-Assessment ("CSA"), which was implemented in 2004, is continuously carried out during the year by selected operating units using the questionnaire approach. The focus of the CSA is to ascertain compliance to procedures.
- periodic examination of business processes and the state of internal control including control over quality, environmental, safety and health issues by the internal and management audit function. Reports on the reviews carried out by the internal and management audit function are submitted on a regular basis to the management and the Audit & Accounts Committee.

The monitoring, review and reporting arrangements in place give reasonable assurance that the structure of controls and its operations are appropriate to the Group's operations and that risks are at an acceptable level throughout the Group's businesses. Such arrangements, however, do not eliminate the possibility of human error or deliberate circumvention of control procedures by employees and others.

This statement is made in accordance with a resolution of the Board of Directors dated 29th August 2005.

The Directors are required by the Companies Act, 1965 ("the Act") to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group and the Company at the end of the year and the results of the Group and the Company for the year. As required by the Act and the Listing Requirements of Bursa Malaysia Securities Berhad, the financial statements have been prepared in accordance with the Malaysian Accounting Standards Board approved accounting standards in Malaysia and the provisions of the Act.

The Directors consider that in preparing the financial statements for the year ended 30th June 2005 set out on pages 54 to 106, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgments and estimates. The Directors have responsibility for ensuring that the Group and the Company keep accounting records which disclose with reasonable accuracy the financial position of the Group and the Company and enable them to ensure that the financial statements comply with the Act. The Directors have the general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

This statement is made in accordance with a resolution of the Board of Directors dated 29th August 2005.

Chairman's Statement

On behalf of the Board of Directors of Sime Darby Berhad ("Sime Darby"), it is my pleasure to present the Annual Report, incorporating the Financial Statements of the Group and the Company for the year ended 30th June 2005.



Changes to the Board of Directors

Mr. Michael Wong Kuan Lee resigned on 1st April 2005 after 13 years of service. Mr. Michael Wong was first appointed to the Board of Sime Darby on 7th September 1991. Dr. David Li Kwok Po, who has served as a Director of Sime Darby since 5th September 1992, has expressed his intention not to stand for re-election at the forthcoming Annual General Meeting.

The Board wishes to record its appreciation to Mr. Michael Wong and Dr. David Li for their invaluable contribution and input to the Company and the Group.

Financial review

The Group recorded a profit before tax of RM1,364.8 million for the year, an increase of 2% over the previous year. Excluding exceptional items which were weighed down by provisions for the China motor operations and the Bakun project, the Group achieved a 20% growth in profit before tax due to the outstanding performance of the heavy equipment division and maiden contributions from the Hyundai franchise in Malaysia and the newly acquired automotive and truck businesses in New Zealand.

However, net profit for the year was RM801.2 million, 13% lower than the RM918.7 million in the previous year due to higher taxation. This was mainly due to the non-deductibility of provisions made.

ANALYSIS OF NET PROFIT

(Amounts in RM million)	2005	%	2004	%
Plantations	**276.7**	**17.6**	285.1	21.7
Property	**328.2**	**20.8**	358.1	27.3
Heavy Equipment	**457.8**	**29.1**	243.6	18.6
Motor Vehicle	**300.9**	**19.1**	204.0	15.6
Energy	**193.0**	**12.3**	185.9	14.2
General Trading, Services and Others	**17.5**	**1.1**	34.5	2.6
	1,574.1	**100.0**	1,311.2	100.0
Unusual items	**(177.0)**		50.2	
Unallocated corporate expenses	**(25.4)**		(23.1)	
Investment and interest income (net)	**(6.9)**		5.3	
Profit before taxation	**1,364.8**		1,343.6	
Taxation	**(431.4)**		(328.2)	
Profit after taxation	**933.4**		1,015.4	
Minority interests	**(132.2)**		(96.7)	
Group net profit for the year	**801.2**		918.7	

Financial position

The Group remains financially strong despite the provisions for the China motor operations and the Bakun project. The Group started the year in a net cash position of RM203.3 million but after funding various acquisitions of subsidiary and associated companies totaling RM1,690.2 million which were partially offset by cash received from disposals of subsidiary and associated companies and investments of RM918.7 million, the Group ended the year with a net debt position of RM509.5 million.

The Group will continue to seek out growth opportunities while striving to achieve an optimal capital structure.

Dividends

Your Board is pleased to recommend a final gross dividend of 16.0 sen per share less Malaysian tax at 28% and 5.0 sen per share tax exempt, bringing the total gross dividend for the year to 26.0 sen per share, which is consistent with the dividends paid in the previous year despite the lower profits. This translates into a higher dividend payout ratio.

Our future dividend policy will be consistent with historical dividend payouts, and will balance the need to provide shareholders with sustainable cash returns whilst conserving adequate funds for reinvestment that are necessary to enhance future profitability.

Our strategy

The Group remains committed to rationalising and streamlining its activities by disposing of non-core assets and strengthening its core businesses - plantations, property, motor vehicle, heavy equipment and energy which comprises power and oil & gas.

Individual strategies have been mapped out for each division in an effort to revitalise the Group:

- In plantations, we are looking to expand our hectarage and invest in selected downstream activities.
- In properties, we are focused on increasing the number of varied and quality property launches in an effort to differentiate ourselves from the competition.
- In view of the motor division's two sizeable acquisitions, the main task ahead will be to consolidate and integrate their operations.
- The heavy equipment division has been tasked with seeking out complementary and related businesses in addition to streamlining the division to extract operational synergies.
- Our focus in the oil & gas industry remains the support services sector where we will continue to build our presence.
- In power, we will continue to search for local and regional opportunities to expand plant capacity.

Proceeds from disposals will be reinvested in core businesses.

The Group recognises the need to adapt to the challenges of globalisation and has outlined the following broad strategies that it believes are vital for it to compete effectively on a global level:-

- A renewed focus on core competencies. This extends beyond the rationalisation of business units to leveraging on the Group's underlying strengths to build market leadership.
- Aiming for continuous growth in synergistic, related businesses through horizontal and vertical integration.
- Fostering a learning culture which encourages the sharing of knowledge across organisational boundaries and geographical divides.

Major corporate activities

A summary of the Group's corporate activities this year is set out below:-

<u>Energy</u>

- The Group increased its stake in Port Dickson Power Berhad and JanaUrus PDP Sdn Bhd from 60% and 80% to 75% and 100% respectively, which was completed on 30th July 2004.
- On 15th September 2004, the acquisition of a 29.9% equity stake in Jaya Holdings Limited was completed. This marks the Group's initial foray into the shipping industry which is a crucial link in the oil & gas support value chain.
- The acquisition of an additional 30% stake in Sime Darby Engineering Sdn Bhd ("SDE") (formerly known as Sime SembCorp Engineering Sdn Bhd) was completed on 7th January 2005. Post-acquisition, the Group effectively owns 79% of SDE.

<u>Motor Vehicle</u>

- The Group announced on 20th October 2004 that it had been granted exclusive franchise rights for the Alfa Romeo marque in Malaysia, in line with its strategy of expanding its portfolio of marques in Malaysia.
- On 6th December 2004, the acquisition of a 51% equity stake in Hyundai-Sime Darby Berhad ("HSD") (formerly known as Hyundai-Berjaya Corporation Berhad") and 51% of the total warrants issued by HSD, a 51% equity stake in Hyumal Motor Sdn Bhd ("Hyumal") and a 36% equity stake in Inokom Corporation Sdn Bhd ("Inokom") was successfully completed. The Group's effective shareholding in HSD and Inokom as at 30th June 2005 were 98.9% and 53.5% respectively.
- HSD, Hyumal and Inokom distribute, retail and assemble cars under the Hyundai and Inokom marques in Malaysia, with the exception of the "Sonata", "Elantra" and "Accent" which are distributed by Oriental-Hyundai Sdn Bhd, a 40% associate of Hyumal. This acquisition will give the Group a stronger presence in the volume passenger vehicle segment in Malaysia.

<u>Heavy Equipment</u>

- In a move to consolidate and streamline its heavy equipment and automotive businesses, Sime Darby announced on 29th March 2005 the privatisation of Tractors Malaysia Holdings Berhad via a scheme of arrangement. The privatisation is envisaged to result in a more focused regional strategy for the heavy equipment and motor divisions within the Group. Barring unforeseen circumstances, the Group expects the privatisation to be completed by 31st December 2005.

<u>Disposals</u>

- The disposal of an associate stake in AAPICO Hitech Public Company Limited, an auto-components manufacturer in Thailand, was completed on 21st December 2004.
- On 28th February 2005, the disposal of Lec Refrigeration plc was completed.
- On 29th April 2005, the Group completed the disposal of the non-motor related assets and investments of HSD that were a legacy of Transwater Corporation Berhad.
- The Group completed the disposal of 50% plus 1 share of Sime Integrated Logistics Sdn Bhd on 17th May 2005.
- On 15th June 2005, the Group announced its decision to withdraw from the Island Power project in Singapore.

Our employees

In order to support the Group's new initiatives, the right mix of expertise and knowledge must be attained. The Group recognises that succession planning and talent management is critical to its long-term survival and will continue to nurture and groom existing employees. However, this will be supplemented by external appointments with the aim of infusing new ideas and perspective into the corporate mindset.

As part of its ongoing endeavours to develop a flexible and mobile workforce, the Group will continue to rotate senior management between the various business divisions.

The Group aims to create a performance culture driven by excellence and will continue to refine its framework of key performance indicators that measures management performance based on a set of objective benchmarks.

In an effort to better meet the development needs of its employees which number some 25,000, the Group will be moving the training and development centre from its current base in Merlimau to its new home at the KLGCC Multi-Purpose Centre.

Corporate branding

There is a growing consciousness that brand management goes beyond product labels to creating a corporate brand based on a set of core values that are consistently projected and instantly recognisable. With more than 95 years of corporate history, the Sime Darby name is well established. Various initiatives will continue to be launched to promote the Sime Darby brand name and our core values of integrity and professionalism, in an effort to unite employees and stakeholders towards a common goal - sustainable shareholders' value creation.

Risk management

Risk management is an integral part of corporate governance and a Risk Management Committee ("RMC") has been formed with the stated aim of formalising and providing oversight to the risk management framework. A Group Chief Risk Officer has been appointed with a direct reporting line to the RMC, in an effort to centralise and coordinate the Group's risk management processes.

Environment, Safety and Health

The health and safety of employees and the practice of environmentally-sound business policies have always been priorities for the Group. Globally recognised standards and best practices will continue to be introduced and reinforced by a proactive internal reporting and monitoring system.

Corporate governance

Your Board remains committed to ensuring that the highest standards of fairness, transparency and accountability are practised and undertakes at all times, to adhere to the Code of Corporate Governance disclosed in this Annual Report.

Corporate social responsibility

The Group firmly believes that its role is not constrained to economic development but extends to improving the quality of life of its employees and contributing to society. This takes several forms and is influenced by the various business environments within which the Group operates.

As a progressive employer, the Group provides childcare services to working parents in a purpose-built centre at its headquarters in Wisma Sime Darby. Taska Sime Darby was recently adjudged the most baby-friendly workplace in a competition organised jointly by the Ministry of Women, Family & Community Development and the Health Department, Wilayah Persekutuan.

Yayasan Sime Darby ("Yayasan") was founded with the objective of nurturing future leaders for the nation and exercising corporate social responsibility. Its activities are centered upon the administration of scholarships, the furtherance of scientific research and charitable purposes. Yayasan also sponsors the Wolfson Leadership Programme where senior personnel of the Armed and Police Forces are selected to attend leadership courses at Wolfson College, University of Cambridge, United Kingdom in recognition of their contribution to the nation's security and order. The Group intends to increase the number of scholarships to widen the talent pool for the Group and the nation.

Outlook

The outlook for the global and Malaysian economies continues to be overshadowed by rising oil prices and weaker consumer confidence. However, the Group believes that it is adequately prepared to ride out the challenging economic conditions, due to the diversity of its operations and financial strength. Sustainable shareholders' value creation remains the primary objective and the Group will continue to seek out compelling value acquisitions whilst carrying on the corporate reforms embarked upon previously.

Your Board looks forward to the continued support of shareholders and employees in this transitional period as the Group seeks to transform itself into a leaner, more focused organisation.

Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid
Chairman
29th August 2005



Plantations

Plantations

Despite bearish market sentiments during the year, the Plantations Division was able to maintain its earnings through increased fresh fruit bunches (FFB) yield, improved oil extraction rate and reduction of estate and mill costs through continuous improvement in internal efficiencies. During the first quarter of the year, its Merlimau Estate in Melaka was voted "Best Private Estate" by the Malaysian Palm Oil Board.

The average crude palm oil (CPO) selling price for the period 2004/05 was RM1,439 per metric tonne (MT) compared to RM1,661 per MT in 2003/04. Palm kernel (PK) price for the same period was RM1,036 per MT compared to RM844 in 2003/04.

Plans are underway to construct four new mills which will be equipped with modern technology to further enhance efficiency, productivity and cost competitiveness.

The Division continues to pursue opportunities to increase its land banks, both locally and abroad.

Plantations Statistics (including Kalimantan)	2004/05	2003/04
Planted Hectare - Oil Palm (in MT)	**80,191**	80,150
FFB Production (in MT)		
Own Crop	**1,635,417**	1,496,984
Deduct: Crop Sold Unprocessed	**(75,844)**	(81,049)
Outside Purchases	**317,507**	355,280
Total FFB Processed	**1,877,080**	1,771,215
FFB Yield (in MT per Hectare)	**23.4**	21.6
Average Selling Price (in RM per MT)		
FFB	**294**	317
CPO	**1,439**	1,661
PK	**1,036**	844
Sales Volume (in MT)		
FFB	**75,844**	81,049
CPO	**373,334**	342,781
PK	**101,017**	94,360
Oil Extraction Rates (in %)	**20.0**	19.6
Palm Kernel Extraction Rate (in %)	**5.4**	5.3

Top: Mechanical collection of fresh fruit bunches (FFB)


KEMFRY FR
PALM
NETTO:
20 kg



Oils & Fats

Despite stiff competition and relatively high raw materials cost during the year, the Oils & Fats Division recorded healthy growth with an increase in revenue and profitability.

The plant expansion carried out by Morakot Industries Public Company Limited, Thailand, which will be completed by the second half of 2005, is expected to cater for Thailand's domestic demand in the Greater Mekong Sub-region as well as increase Morakot's competitive advantage in the industry.

Agri-Foods

The Agri-Foods Division continued to explore opportunities in the horticulture, livestock and processed food markets.

Production capacity of the aeroponic vegetable farm in Seremban is being expanded to effectively cope with the high demand for Sime Fresh products.



Top Left:
Cooking oil products being transported at the Kempas Edible Oil factory in Pasir Gudang, Johor

Top Right:
R&D in innovative oil refining technology at Kempas Edible Oil Sendirian Berhad

Left:
Devon Palm Oil Mill, Melaka



Property

DEVELOPMENT

Malaysia

Putra Heights, the third township developed by Sime UEP Properties Berhad, now has about 15,000 residents settling into the comforts of their homes, with 1,711 units more of double-storey link homes and low-cost apartments handed over to new buyers during the financial year under review. Sime UEP Properties also launched the Laman Putra Precinct, a residential development situated in the prime area of the township in close proximity to the Putra Point town centre. Laman Putra Precinct will adopt the "Green Street Concept" with 25% of the land dedicated to landscaping and buffer zones. A total of three phases were launched, comprising one phase of 165 units of double-storey link houses with plot sizes of 24' x 75', and two phases of more spacious super-link homes with plot sizes of 26' x 80' totalling 90 units.

Responding to good market demand for commercial properties in prime locations, Sime UEP Properties launched five phases of double and three-storey shop-offices in the Putra Point town centre totalling 270 units. The launches received very encouraging response with units from Putra Point II, III, IV and V almost fully sold. The Company also launched 46 units of low-cost shops during the year.

During the year, encouraged by continued improvement of market sentiment for industrial and commercial properties, Sime UEP Properties completed the sale of 12.46 acres of vacant industrial land in its Taman Perindustrian UEP Subang Jaya. The sale of the 11-storey office building, Wisma UEP, initiated in the previous financial year was also completed during the year.

New launches in the Taman Perindustrian UEP Subang Jaya development during the year included two phases of 205 units



Top
The Property Group's high-end residential properties continue to receive strong demand from house buyers

Right:
Aerial view of Ara Damansara township





double-storey link homes with plot sizes of 20' x 70' and one phase of 20' x 60' double-storey link homes comprising 207 units. As part of its social obligations to help improve the quality of life of all Malaysians, the Company launched 550 units of low-cost apartments in Pinggiran USJ for lower income earners.

Bandar Bukit Raja, a township launched in August 2002 and developed on a site owned by Prominent Acres Sdn Bhd, welcomed its pioneer residents with the handing over of 539 units of residential homes during the year. The development saw the launch of 52 units of double-storey link homes with plot sizes of 20' x 65' and 320 units of low-cost apartments during the year.

The Ara Damansara township saw the launch of 42 units of bungalows known as "Imperial Promenade" during the year. The developer of the township, Sime Pilmoor Development Sdn Bhd, continued its commitment to building low-cost housing for lower income earners with the launch of 210 units of low-cost apartments in September 2004. Purchasers of the 150 units of medium-cost "Sri Ara" apartments and 67 units of "Imperial Heights" bungalows had their properties handed over to them during the year.

During the year, 74 units of single-storey terrace houses in Taman Kerian Permai, in Parit Buntar, Perak, a development by Sime Darby Land, were handed over to home buyers.

Construction of the Multi-Purpose Centre (MPC) at the Kuala Lumpur Golf & Country Club (KLGCC) is complete and awaiting issuance of the Certificate of Fitness for Occupation for operations to commence by the end of 2005. The MPC houses the Sime Darby Human Resource Centre, function rooms for up to 300 persons and a convention hall for 1,200 persons.

Construction of East 12, KLGCC, comprising 128 units of Town Villas and Duplex Condominiums, is fast taking shape.



Top Left:
The Putra Point 1 double-storey shop-offices in Putra Heights

Top Right:
"Kerista" single-storey link homes in Bandar Bukit Raja

Left:
Artist's impression of East 12, KLGCC





Singapore

During the year, Aquila Development Pte Ltd launched The Orion, an upmarket residential development situated at the exclusive residential enclave in the Orchard area at District 10 next to the Orchard Road thoroughfare, Singapore's premier commercial, entertainment and shopping hub. The 27-storey Orion comprises 46 exclusively designed homes, with only two units per floor and priced at above average prices of S$1,394 per square foot.

Approvals of the building plan and of owners' shares in the common areas by the Commissioner of Buildings for the proposed Balmoral Hills apartment project, comprising 62 luxurious freehold apartment units, have been obtained. Preparations are underway for a sales gallery which is located in the vicinity of the site at Prime District 10, Singapore. The existing building has been demolished and piling work is in progress.

China

In China, the Group invested in a luxury high rise and villa development project in Beijing in 2003. This project has two zones with three development phases. Phase 1A of the project, comprising two high-rise apartment buildings, was successfully launched in August 2004. By the end of May 2005, more than 90% of the units were sold with total sales value exceeding RM300 million. Construction of these buildings are structurally completed and physical handover is scheduled for April 2006.

Australia

The Quest Margaret River property, which was being redeveloped into 60 studios and serviced apartments, was completed during the year and officially opened in November 2004. Owned by Sime Darby since 1991, Quest Margaret River is situated at the entrance of Margaret River, a 3.5-hour drive south of Perth, Western Australia.

Left:
The Orion, the Group's upmarket residential development in Singapore

Top:
The Multi-Purpose Centre at the Kuala Lumpur Golf & Country Club





MANAGEMENT

Malaysia

Upgrading works are being carried out at Wisma Sime Darby, a 22-storey office building owned by the Sabah Government and managed by the Group. The building's occupancy level stood at 84% as at the end of the year under review.

Occupancy level for Kompleks Sime Darby, an industrial cum office complex owned and managed by the Group in UEP Subang Jaya, stood at 97% at the end of the year under review.

Shaw Brothers (M) Sdn Bhd, an associated company involved principally in property management and investment, maintained its profits during the year.

Universiti Tunku Abdul Rahman (UTAR) took a lease on the Group's six-storey complex located in Section 13, Petaling Jaya.

Singapore

In addition to providing project management services for new building projects, Sime Properties Singapore also manages commercial and industrial buildings which are held for investment purposes. These include Sime Darby Centre, Performance Centre and PB Packaging factory in Jurong. Sime Properties Singapore also manages third party properties such as the RHB Bank premises at Cecil Street, Telok Blangah, South Bridge Road and Havelock Road.



Top Left:
Kompleks Sime Darby in UEP Subang Jaya

Top Right:
Six-storey complex in Section 13, Petaling Jaya leased to Universiti Tunku Abdul Rahman (UTAR)

Left:
Sime Darby Centre in Singapore


CAT
924G

Heavy Equipment

Malaysia

The financial year ended 30th June 2005 was an encouraging year for the Heavy Equipment Division of Tractors Malaysia Holdings Berhad (Tractors Malaysia). The traditional logging sector saw continued demand for timber products from China and Japan resulting in stable plywood and log prices which spurred demand for excavators and skidders.

Buoyant oil prices led to an increase in oil and gas activity resulting in increased demand for the Group's engines and generator sets. Delivery of the Caterpillar marine propulsion engines and power generating sets for the first five Royal Malaysian Navy's offshore patrol vessels have been completed.

Except for the on-going Bakun Dam project, which provided some sales opportunities, reduced Government spending on large infrastructure projects saw demand from the construction sector decline.

Demand from the agricultural sector, in particular from East Malaysia, provided growth opportunities for our Case New Holland tractors this year.

Parts and service sales recorded another year of steady performance due to sustained activity in the logging sector. The Heavy Equipment Division continues to develop long term strategies with its principals and business partners, to address the concern of "will-fit" parts that are coming in from China and Korea.

Tractors Manufacturing & Assembly Sdn. Bhd. in Pasir Gudang, Johor, benefited from the higher levels of activity in the ports sector in the region, which resulted in increased demand for locally fabricated Terberg-branded terminal tractors. Improved collaboration with principals to lower cost also resulted in more products like the Caterpillar 527 machines and the Sakai rollers being locally assembled.

Otofin Sdn Bhd and Otofin Industries Sdn Bhd, which were acquired in May 2004, reported satisfactory results as sales of Perkins engines and generator sets continued to be strong.

The recently concluded joint-venture with Terberg Benschop B.V., one of the world's leading manufacturers of terminal tractors, is expected to provide significant growth opportunities in the future. This joint-venture will manufacture terminal tractors at its facility in Pasir Gudang and be responsible for the distribution of Terberg-branded products in 42 countries in the Asia-Pacific region, including the fast-growing economies of China and India.


PSA
P&O
TERBERG

Top:
Caterpillar wheel loader shovelling fruit bunches at an oil palm mill

Right:
At PSA Singapore - Terberg Terminal Tractors purchased from Tractors Malaysia





In June 2005, General Electric, through its subsidiaries, appointed Tractors Petroleum Services Sdn Bhd as the exclusive agent for a range of products including compressors, gas turbines, steam turbines, air-cooled heat exchangers and pumps as well as for pipeline inspection services. With these developments, Tractors Malaysia will be better equipped to penetrate the fast expanding oil and gas sector.

During the year, Tractors Malaysia also acquired the Timberking agency for planted forest harvesting equipment.

China (including Hong Kong SAR)

The China Engineers, Limited (CEL) registered improve sales over the previous year.

Growth in sales was mainly due to the strong demand for electric gensets for factory installations arising from the power shortage situation in China. Sales of marine engines for powering workboats and pleasure crafts went well. The breakthrough in supplying engines to power commuter buses contributed to the hefty growth in Power System sales.

Parts and service sales also enjoyed a satisfactory year through aggressive merchandising campaigns and the securing of supply contracts with the government and major project customers.

Sales of machines for the year was level with that of the previous year despite increased marketing activities and enhanced sales coverage. The construction machinery market in China suffered from the carry-over effect of the macro-economic control in 2004 that also induced fierce price competition to-date. The launch of finance lease arrangements by Caterpillar in China in the second half of the year resulted in incremental sales.

Business in Hong Kong was stable with the major focus being sanitary landfill projects, rental and used equipment, although the electric power genset business suffered due to a lack of new building projects.

Gross margin ratio remained stable as a whole but decreased for machine and engine sales as a result of CAT's price increase and fierce competition.


CAT

Top Left:
Equipment distributed by Tractors Malaysia are serviced by qualified and skilled engineering personnel

Top Right:
Scheduled oil sampling analysis to monitor engine condition to forecast wear related problems and reduce downtime

Left:
First G3520 gas genset in Hainan, China, supplied by The China Engineers, Limited


CAT
330C

Singapore

Tractors Singapore Limited (TSL) reported a better turnover for the year under review despite a weak construction industry.

Higher demand for oil escalated its price which in turn renewed an interest in oil exploration. This brought about more engine repairs for the Product Support Department as well as strong engine sales to the marine/petroleum market.

The successful launch of the ValuePlu$ Programme resulted in excellent equipment sales to local infrastructural projects. A result of the efforts of a joint TSL/Caterpillar 6 Sigma Project, ValuePlu$ features an attractive service and financial package for buyers of either the Caterpillar 320 and/or 330 hydraulic excavator.

With a commitment to maintaining a facility that delivers clean, contamination-free systems and products to customers, TSL satisfied Caterpillar's stringent audit in meeting Contamination Control Guidelines and earned itself a rating worthy of a 4-Star award.

TSL has achieved significant in-roads into the generator set market in Maldives, its latest territorial acquisition, which is currently dominated by competitors. The company plans to aggressively increase market share following the recent successful delivery of Caterpillar generator sets to a couple of resorts there.

Buoyed by active regional activities, FG Wilson Asia Pte Ltd, an associate of TSL, reported a better than budgeted turnover for the financial year.

Hastings Deering

The Hastings Deering Group achieved excellent results from record sales, particularly to the mining industry in Australia. The coal mining industry in particular enjoyed record production and price realisation, that resulted in heavy investment in new plant and machinery to increase productive capacity. Business in Papua New Guinea, the Solomon Islands and New Caledonia was steady. Management focused attention on cash flow and resource utilisation to ensure that customer demands could be met in a timely manner.


797B
CAT

Top:
Caterpillar 250E articulated truck and 330C hydraulic excavator working at the Tuas Reclamation site, Singapore

Right:
Caterpillar's largest Off Highway Truck, the 797B, hauling up to 360 tonnes of overburden in Central Queensland, Australia





Hastings Deering (Australia) Ltd had an exceptional year with sales of equipment, spare parts and service labour all providing strong growth. A large new machine order "bank" is being carried forward into the 2005/2006 year. Coal mining provided the strongest contribution, with good levels of activity in most market segments also supporting this growth. While the shortage of skilled labour in Australia curtailed some growth initiatives, the total level of employment within Hastings Deering (Australia) Ltd grew by over 20%. Most of the company's facilities were working close to capacity and operating hours were extended where possible and practical. The immediate outlook for Hastings Deering (Australia) Ltd looks very positive as the company leverages its competitive advantage through critical mass.

Austchrome Pty Ltd, which specialises in repairing and reclaiming hydraulic components in a cost effective manner, had a solid year and made plans for expanding its production capacity and repair options to meet market demand. This business is complementary to the Caterpillar dealerships but has actively sought out new markets outside of the traditional earthmoving / mining business.

Hastings Deering (PNG) Limited had a steady year supporting the existing mining fleets at Ok Tedi, Porgera and Lihir, and achieved acceptable financial results. With the current prices of gold and copper holding, there are reasonable prospects for expanded mine production aided by the opening of some new mines.

Hastings Deering (Solomon Islands) Limited had a steady year supporting some of the traditional logging and fishing customers. Prospects appear to be gradually improving with a possibility of the reopening of the Gold Ridge Mine.

Caltrac S.A.S. showed good improvements in several areas during the year. Nickel mining in New Caledonia continued to be the mainstay of Caterpillar equipment sales which have been strong with improved margins due to buoyant prices and a stable currency. The outlook for New Caledonia remains positive with several mining projects on the drawing board.

The Hastings Deering Group of companies continues to grow and develop and build on its excellent reputation as a reliable supplier with the best product support capability in the industry. The Group is well positioned to further leverage its position as the leading supplier to the industries it serves. There are established plans to expand the already substantial investment in branch infrastructure to facilitate further growth in the years ahead.

Philippines

Sime Darby Industries, Inc. (SDII), which is involved in the marketing of agricultural tractors and implements, increased its turnover over the previous year as it continued to reap the results of sustained marketing efforts among local government units, corporate accounts, and farmers' cooperatives. SDII's operating profit more than doubled over the previous year as it continued to see results from operating efficiencies.

SDII remained optimistic about the government's intentions to continue its support for agriculture as a priority, due to increased awareness among local government units of the potential of this sector. While public funding could be uncertain in view of the government's fiscal concerns, developmental and other private funds could continue to be available.

To further strengthen its competitive position in the agriculture tractor market, SDII introduced the New Holland TD series which is expected to contribute to improvement of margins in the coming fiscal year.

Top Left:
Caterpillar 776D Off Highway Tractor and new trailer combination at work at Comalco's Andoom Mine, Weipa

Top Right:
Pangasinan Governor Victor Agbayani in the driver's seat of an impressive New Holland TS90 distributed by Sime Darby Industries, Inc



Motor Vehicle

The Sime Darby Motor Group recorded an increase in turnover over the previous year through the execution of an aggressive organic and acquisition growth strategy. The newly acquired Hyundai business in Malaysia and full year contribution from the Truck Investment Ltd Group, Perry's Automotive Group and North Shore Motor Holdings in New Zealand, which were acquired in the last financial year, greatly contributed to the higher turnover.

On 6th December 2004, the Group completed the Hyundai-Berjaya deal. With this deal, Sime Darby Motors Sdn Bhd (formerly known as Space Tracks Sdn Bhd) owns a 51% controlling interest in Hyundai-Sime Darby Berhad (formerly known as Hyundai-Berjaya Corporation Berhad) and Hyumal Motor Sdn Bhd and 36% equity interest in Inokom Corporation Sdn Bhd (Inokom). Subsequently, the stakes in both Hyundai-Sime Darby Berhad and Inokom have increased to approximately 99% and 51% respectively.

Malaysia

With the successful acquisition of the Hyundai franchise, the Motor Group management immediately embarked on a full-scale plan to sustain and aggressively position the Hyundai brand as a major player in Malaysia. There will be increased product offerings in the coming year, as well as strengthened customer care for sales and after sales support with the establishment of Hyundai-Sime Darby Motors 3S centres across the country. The current range of products, which include the new Inokom Atos Prima, Matrix, the newly launched Tucson, the new facelift Trajet and Getz, will be further expanded.

In line with Sime Darby's commitments to increase the range of products offered, the Group invested an additional RM13 million in expanding and upgrading the Inokom plant in Kulim, Kedah. In addition, in collaboration with Hyundai Motor Company, a Regional Training Centre has been established in Shah Alam to train Hyundai technicians and engineers. In late 2004, Inokom ATOS won the prestigious JD POWER Asia Pacific's award for New Vehicle Initial Quality in the Compact segment. The Motor Group will continue to focus on quality improvement.

Auto Bavaria continued to be the preferred BMW dealer with its extensive branch network across the country. During the year, several new models were introduced namely, the 1 Series, 3 Series and MINI convertible which were favourably received. The innovative "Service Inclusive" package was also introduced for all models, covering up to 5 years maintenance for BMW owners, setting a benchmark for customer care.

On 20th October 2004, FIAT Auto s.p.a. awarded the exclusive franchise rights of the Alfa Romeo marque in Malaysia to Sime Darby Auto Italia Sdn Bhd (formerly known as Sime Cerah Sdn Bhd). Full-scale operations commenced in August 2005 with the official opening of the first full-fledged Alfa Romeo 3S centre in Shah Alam and showrooms in Kuala Lumpur and Penang respectively.


AUTOMATIC

Top: Inokom's new Atos Prima launched in May 2005

Right: Ford Everest XLT 4X2 Automatic


DISCOVERY 3


BMW 730 Li

Sales from the Ford franchise grew despite increased competition. The launch of the new Ford Escape, a freshened Ranger pickup and Ford Everest expanded market presence and improved business results. Aggressive marketing programmes, including sponsorship of the Petronas Trans Sahara Expedition 2004, expanded Ford brand awareness. Associated Motor Industries Malaysia further strengthened its quality reputation by becoming the first local automotive assembly plant to achieve the ISO/TS 16949:2002 quality management system certification from Germany's Rheinisch-Westfalischer Technischer Uberwachungsverein (better known as RWTUV).

Land Rover Malaysia recorded an overall decline in unit sales primarily due to a reduced off-take from the government sector. Retail performance improved compared to the previous year despite lack of model line-up and keen competition from other cheaper sports utility vehicles.

Leasing

SimeLease (Malaysia) Sdn Bhd and SimeCredit (Malaysia) Sdn Bhd achieved higher turnover and profits over the previous year. This was achieved even though the average interest yields in the leasing industry reduced during the financial year as these companies were targeting niche markets.

Singapore

Performance Motors had one of the best years ever with a record number of BMW cars sold. All the Series enjoyed steady demand. The 5 Series that was launched the year before had a particularly robust year with more than 1,000 units sold. The 7 Series recorded steady sales, maintaining its leading position in the high-end luxury marques. Sales momentum in the 7 Series was kept up with the introduction of a facelift in April 2005. In March 2005, the launch of the new 3 Series attracted almost 3,000 visitors. To meet the challenges ahead, capital commitments of about RM 120 million have been made for first class facilities which will be the industry benchmark for customer care and service.

Regent Motors had a satisfactory year with improved Peugeot sales making up for the drop in Ford sales. The Ford franchise was hampered by continued strength in the Euro for the better part of the year. The new Focus launched in May 2005 was well received and will give a much-needed boost to Ford sales. Retail excitement in the Peugeot brand was maintained by the launch in September 2004 of the new 407 and the iconic 307 CC. In addition, the growing sales volume of the Peugeot Partner light commercial vehicle also contributed to the overall performance.


Dynamics3
The new BMW 3 Series

Top Left:
The new Land Rover Discovery 3 was unveiled by His Royal Highness Prince Michael of Kent at a press preview

Top Right:
The new generation BMW 7 Series being rolled out in Singapore

Left:
The BMW E90 3 Series launch at The Padang, Singapore


Nissan
NISSAN
City Nissan

New Zealand

With the acquisitions during the previous year of the Trucks Investment Ltd group, Perry's Automotive Group and North Shore Motor Holdings, the Sime Darby Motor Group is now one of the top three players in the New Zealand motor industry. Profit contributions from these acquisitions have been significant and met expectations. The unique Truck Stops chain of service and maintenance centres continued to do well. New trucks traded steadily with Japanese sourced marques and did particularly well due to competitive pricing and improved specifications. Used trucks trading in the heavy-duty sector has been difficult due largely to continued weakness in the forestry sector.

Continental Car Services had a difficult year due to the strong Euro, which resulted in slower sales. However, improved results were recorded by Sime Darby Automobiles NZ, the Peugeot distributor for New Zealand, due to market acceptance of the newly launched 407.

Australia

Wholesale volume for Sime Darby Automobiles Pty Ltd, the sole importer and distributor for Peugeot in Australia, improved over the previous year. The increase was led by the successful introduction of the new 407. Margins were however adversely affected by the strength of the Euro in a very competitive market. Future potential of this marque is strong due to the fundamental strengths of brand awareness, product style and features, and increasing dealer representation.

CHINA (INCLUDING HONG KONG AND MACAU)

Hong Kong/Macau

Riding on the back of a strong economic recovery, the future outlook of the Hong Kong vehicle market is positive. Total new vehicle registrations were up from the last fiscal year, reflecting an increase in general consumer-spending power.

The enduring popularity of the MINI and X Series vehicles together with the successful launches of the new 3 and 7 Series in 2005 ensured that BMW sales stayed strong for the year under review. The launch of the new models will consolidate BMW's position as a market leader in the luxury vehicle segment.

Other passenger car brands such as Mitsubishi, Ford and Suzuki continued to face challenges due to lack of new products, while Peugeot sales improved. Sales of commercial vehicles on the other hand remained consistent.

The growing strength of the Macau economy and its billing as the "Las Vegas of the East" have seen an increase in new vehicle sales.



Top:
Perry's Automotive Group's Nissan Car Showroom in Lower Hutt, New Zealand

Right:
Checking out the MINI at a car show in Hong Kong



Macau continued to provide new opportunities, especially in the vehicle fleet market.

China

Carrying on from the previous financial year, the Chinese Government continued to implement various measures to engineer a soft landing for its fast growing economy, resulting in the continuing slowdown of vehicle sales.

Constant changes in regulations to promote industry consolidation made operating conditions in China rather challenging. However, the Motor Group in China is well poised to deal with the changing market landscape, and has opened new showrooms across the southern region of China in 2005.

In the financial year ended 30th June 2005, the China market saw strong sales of imported BMW models, which has contributed to the operations profitability. To strengthen the Group's position in China for the completely knocked-down business, several retail dealerships for BMW have been and will be set up in Southern China. These dealerships are in the process of being registered under the Closer Economic Partnership Agreement and approvals in principle have been received for Shenzhen, Kunming and Hainan. The approvals for the dealerships in Guangzhou and Shantou are expected in due course. The demand for luxury cars is expected to remain robust as local consumers continue to reap the fruits of China's booming economy.



Thailand

Sime Darby (Thailand) Ltd. continued the automotive network expansion plan that started with the opening of the first Mazda outlet at the end of 2001. Having completed the four flagship Mazda outlets in Bangkok, the company was able to focus on improving customer service and reinforced staff training programmes. Sime Darby Mazda, Charoen Nakhon Branch won the award for Top Volume Dealer in the December 2004 Motor Expo and the April 2005 Motor show. The Srinakarin Branch was also awarded the prize for Top Market Share Dealer of 2004.

The first Volvo dealership opened in July 2004, while the second Volvo outlet was completed in March 2005. Together, the two outlets will cover the automotive requirements of customers on the west side of the Chaopraya River in Bangkok.

Sime Darby's first Mitsubishi outlet located in Paknam, Samut Prakam, Bangkok opened in early 2005.

Performance Motors Thailand's BMW's Premium Selection Programme for BMW approved pre-owned cars was well received by customers. During the financial year, as part of the market rationalisation effort, the Bangkae branch operation has been merged with the Ramintra branch operation. The impending launch of the new BMW 3 Series in July 2005 is expected to enhance performance in the current year.

Left:
Viking Motors' second showroom in Charoen Sanitwong, Bangkok

Top:
BMW 4S centre in Shantou, People's Republic of China



Energy

Oil & Gas

During the year, Sime Darby Engineering carried out several major projects which were or will be loaded out between July and October 2005. Just before the close of the financial year, the company secured the project for the fabrication of the topside deck and jacket for the Sumandak-A Drilling Platform Project off Sabah, which is their first Engineering, Procurement, Construction and Commissioning (EPCC) contract from Petronas Carigali Sdn Bhd.

Although turnover for the year increased over the previous year, profit before interest and tax was lower due to cost overruns on several projects.

Sime Darby Engineering's order book of projects to be carried forward to the new financial year exceeds RM360 million. It will be bidding for several major local and international projects which will be tendered out in the coming months.

Going forward, the Group is expected to benefit from the increased spending and activities in the oil & gas, petrochemical and related industries.

Engineering

During the year, Sime Engineering completed the design & build contract for the Sime Darby Multi-Purpose Centre in Bukit Kiara. The Resort Golf Villas project for the construction of 112 units of 3-storey link houses and 16 units of townhouses with basement is currently ongoing.

To improve progress on the Bakun Hydroelectric Project undertaken by the Malaysia-China Hydro Joint Venture (MCH JV) in which Sime Engineering has a 35.7% interest, certain measures were put in place in early 2005. Works are currently progressing with the excavation works substantially completed. As a matter of prudence, an additional provision of RM55 million was made for



Top:
View of the power tunnels at the Bakun Hydroelectric Project site

Right:
Upstream view of the dam embankment fill





foreseeable contract losses arising from changes in the cost structure of the project, bringing the total provision made to-date to RM130 million. The MCH JV has submitted appeals to the client for reimbursement of cost overruns and extension of time.

Power Generation

During the year, Port Dickson Power Berhad (PDP) continued its excellent operational record in maintaining its plant availability, which is being operated and maintained by JanaUrus PDP Sdn Bhd. Combined with the increase in the number of dispatches, PDP continued to provide the Group with good, stable returns.

With the expected increase in energy demand in Thailand, the Group will be increasing the generation capacity of Laem Chabang Power Co. Limited (LCP) by another 50MW. With this expansion, which is expected to be completed by the end of 2007, LCP will have a total plant capacity of 153MW.

In June 2005, the Group withdrew from the Island Power Project, a 763MW combined cycle gas power plant on Jurong Island in Singapore, due to the significant delays faced on the project.

Shipping

On 15th September 2004, the Group acquired 29.9% of the equity of Jaya Holdings Limited (Jaya), which is involved in offshore shipping and shipbuilding. Against the backdrop of a strong demand for offshore support vessels, Jaya's turnover and pre-tax profit for the year increased over the previous financial year.


S 45
MADEIRA

Top Left:
Port Dickson Power's plant in Tanjung Gemuk, Port Dickson

Top Right:
Outage works at Laem Chabang Power Co. Ltd, Thailand

Left:
The 12,000 MT Yoho integrated deck - the largest and heaviest integrated deck ever built by Sime Darby Engineering


Asian Composites Manufacturing Sdn Bhd

General Trading, Services & Others

Aerospace
Asian Composites Manufacturing Sdn Bhd, an associated company involved in aircraft composites components manufacturing, is in its fourth year of operations. For the year under review, the company reported its maiden profit as a result of higher factory capacity utilisation.

Bedding
Since the acquisition of the Dunlopillo brand for a total 45 countries in the previous financial year, the bedding operations have made significant inroads in the North East Asian markets. The China operation was started during the year with a limited manufacturing facility in Shenzhen, while an office in Beijing will be established in the new financial year. Efforts to promote the Dunlopillo brand in the Chinese market including Hong Kong and Macau are progressing well. Distribution to the other North East Asian markets of Japan, Korea and Taiwan are in place.

Overall, the bedding operation reported improved profitability for the year in line with the improved retail sentiment in the region. Going forward, the bedding operations will be increasing its momentum to further penetrate the regional markets.

Car Rental
The car rental operations in Malaysia was encouraging with Sime Darby Rent-A-Car Sdn Bhd (SDRAC) achieving higher turnover and increased profits. On this positive note, SDRAC is being primed to be a "Premier Car Rental Company" in Malaysia.

Consumer Products
Sime Darby Marketing Sdn Bhd reported improved performance for the year due to better performance of its agencies.

Sime Oleander Sdn Bhd reported a loss for the year due to keen competition and higher raw material cost. The company has taken action to mitigate the cost increase and will continue to expand the distribution channels for its bottled mineral water, both in Malaysia and abroad.



*Top:
Asian Composites Manufacturing's state-of-the-art facility in Bukit Kayu Hitam, Kedah*

*Right:
Dunlopillo showroom near Ho Chi Minh City, Vietnam*


LIMITED

Ceres Sime Confectionary Sdn Bhd, a joint venture with Petra Foods Pte Ltd in which the Group owns 40%, reported a loss for the year on the back of a highly competitive consumer food sector. As a newcomer to the Malaysian market, the company is focused on promoting its own branded "Delfi" chocolate products.

Tesco Stores (Malaysia) Sdn Bhd, a joint venture with Tesco Plc in which the Group owns 30%, reported a loss for the year. The company, which is in its fourth year of operations, currently has eight stores around the country.

Engineering & Technology Group

Mecomb Malaysia ended the year on a high note with the long-awaited turnaround of the electronics contract manufacturing industry in Malaysia. Major global sub-contractors who do not want to put all their investments in China are now diverting their high-value low-volume complex products, such as server cards, network cards and high-end computing systems, back to Malaysia given the well-established infrastructure and expertise here. Riding on this trend, Mecomb Malaysia with its unrivalled applications and round-the-clock service support is reaping strong sales.

During the year, Mecomb Malaysia successfully installed two major weather radar systems, besides securing a major turnkey contract for the supply of laboratory equipment to a local university.

Mecomb Singapore achieved high growth in sales and profits during the year owing to the increase in demand in the electronics, marine and construction sectors in Singapore. Sales of Mecomb industrial fans enjoyed significant growth in the Singapore and Thailand markets, with the supply of ventilation fans for underground subways, car parks as well as dust collection and power generation systems. Sales of the proprietary Amston filter press achieved a few major breakthroughs, supplying to waste management and process control contractors in Malaysia, Thailand, Australia and Canada. Sales in Indonesia were weak during the year under review, but with the groundwork already laid by the Division, the Indonesian market should have excellent potential in the coming years.

Chubb Malaysia's sales of safes and vault doors were strong with increased demand from new customers worldwide. Higher sales were recorded from the Middle East, South Africa and Australia. Sales of electronic security products were also strong with increased demand from housing developers which integrate electronic security systems into their development projects.



Top:
A filter press built by Mecomb Singapore for a sewage treatment plant in Malaysia

Left:
New range of safes manufactured by Chubb Malaysia



However, project sales of large-scale complex and customised systems were weak due to a slowdown in the construction sector.

SST Integrated Technologies recorded increased sales during the year, due to higher repeat sales, new services and a bigger customer base. Nevertheless, there were slower than expected developments in certain sectors, such as education and contract outsourcing, that hampered business growth.

Healthcare

Subang Jaya Medical Centre (SJMC) continued to enjoy steady business performance and strong client loyalty with improved revenues and profitability. During the year, SJMC entered into a Share Sale Agreement to purchase Megah Medical Specialists Group Sdn Bhd located in Taman SEA, Petaling Jaya, Malaysia. The acquisition is in tandem with the Division's strategy of profitably expanding the healthcare business.


mmSG
CLINICS OPEN

Hospitality

The Group currently owns and manages the following hotel and serviced apartments - Hotel Equatorial Malacca, Malaysia, PNB Darby Park, Malaysia (owned by Permodalan Nasional Berhad Group), Darby Park Singapore, and Randong Orange Court, Vietnam. It also has investments in Karri Valley Resort, Quest Subiaco and Quest Margaret River in Australia.

In December 2004, PNB Darby Park in Kuala Lumpur, Malaysia, added 112 apartments to offer a total of 338 apartments to further boost its healthy occupancy levels.

Hotel Equatorial Malacca, Malaysia, reported higher occupancy and improved profitability for the year in line with the stronger tourism sector.

During the year, Orange Court Service Residences in Singapore ceased operations. The property is being redeveloped into an upmarket condominium project known as The Orion.

Industrial Products

Century Automotive Products Sdn Bhd managed to increase its domestic market share, especially in the Replacement and OEM market segments. Going forward, the company will continue to increase its market reach and expand its range of maintenance-free and hybrid batteries as well as other related auto products.

Sime Coatings Sdn Bhd reported a loss for the year as it was adversely affected by the prevailing high prices of petroleum related raw materials and severe competition, especially in the decorative paint sector.

Sime Inax Sdn Bhd performed better during the year. Efforts made to increase sales and reduce stockholding paid off with greater market as well as dealer penetration.

Left:
Megah Medical Specialist Centre, Taman SEA, Petaling Jaya Malaysia

Top:
SST Integrated Technologies provides calibration services for a wide range of industries, including the oil & gas sector





Sime Kansai Paints Sdn Bhd, a joint venture with Kansai Paint Co. Ltd of Japan in which the Group owns 40%, reported improved profitability for the year on the back of higher demand from the automotive car manufacturing sector and new accounts.

Insurance Broking

The Insurance Broking businesses reported improved profitability for the year. Brokerage income increased as a result of aggressively pursuing new businesses during the year.

Logistics

Sime Integrated Logistics Sdn Bhd reported a loss for the year due to keen competition and higher fuel cost. During the year, a 50% plus one share stake was sold to Kontena National Berhad in order to tap into Kontena National Berhad's extensive logistics and warehousing network.


Inspired by nature.
Continental

Packaging

The Packaging group reported losses for the year in Malaysia and Singapore and reduced profitability for the year in Indonesia. The operating environment remained similar to the previous year, which was characterised by severe competition due to over capacity, high paper prices and higher fuel cost.

Travel & Tourism

The Travel division started the year well with increased sales and a recovery from the effects of the many challenges that have dogged the industry in recent years. This was unfortunately overturned by the massive tsunami tragedy in South Asia which caused a significant drop in sales of holiday packages to those affected countries. Despite this setback, the Travel division proved its resilience with satisfactory operating results for the year.

Tyres

The tyre market is still very competitive and price sensitive. The tyre business under Continental Sime Tyre is facing escalating raw material prices due to high oil prices. This has affected the profitability and the situation is not expected to improve during the current financial year. Drastic measures are now being taken to reduce the factory operating costs and various Process Improvement Programmes have been implemented in the factories to improve profitability.

Utilities

China Water Company Limited currently operates six projects in Yanjiao, Shenyang, Shaoxing, Xinmin, Qitaihe and Fuzhou through co-operative joint ventures in partnership with the water company of each city. Recent changes in market conditions and government regulations have necessitated the development of a new strategy to meet these market conditions.

Left:
Made-in-Malaysia Continental tyres launched in October 2004

Top:
Two of the Group's properties in the Hospitality sector - Rangdong Orange Court, Vietnam (left), and PNB Darby Park Malaysia (right)


Sime
Darby

August 31
The Plantations Group's float wins "Best Turned Out Float" in Merdeka Parade



September 28
Inaugural award for Best Internal Audit Practice



January 11
Two "Anugerah Industri Sawit" awards for the Plantations Group


Sime
Darby
Sime Darby Berhad
Tabung Bantuan Bencana Negara
RM1,000,000

January 20
Sime Darby contributes to National Disaster Relief Fund

August 7

Taska Sime Darby, the Group-subsidised childcare centre located at the Group Head Office in Kuala Lumpur, was named the most baby-friendly workplace in a competition organised jointly by the Ministry of Women, Family & Community Development and the Health Department of Wilayah Persekutuan.

August 20

For the third consecutive year, Sime Coatings emerged winner of the annual Gold Award for Occupational Safety And Health (Manufacturing and Chemical Sector) presented by the Malaysian Society For Occupational Safety And Health (MSOSH).

August 31

Sime Darby's colourful float featuring a giant-sized chef endorsing the various brands from the Plantations Group's Food Division beat the competition to win the first prize as the best turned-out float in the Merdeka Day Parade held in Kuantan, Pahang.

September 15

Sime Darby Berhad, through its wholly-owned subsidiary, Sime Darby Eastern Limited, acquired 29.9 percent equity interest in Singapore-listed Jaya Holdings Limited, a leading offshore support vessels owner, operator and shipbuilder.

September 28

Sime Darby Berhad emerged winner of the inaugural award for Best Internal Audit Practice presented by The Institute of Internal Auditors Malaysia (IIAM) and the Malaysian Institute of Accountants (MIA).

October 19

Sime Darby Berhad, through its wholly-owned subsidiary, Pesida Equipment Sdn Bhd (Pesida), entered into a Share Purchase Agreement with SembCorp Utilities Pte Ltd to acquire the remaining 30 percent stake in Sime SembCorp Engineering Sdn Bhd (SSE). With the acquisition, Sime Darby will have an effective equity interest of 79 percent in SSE via its subsidiaries, Pesida and Sime Engineering Services Berhad, a 70 percent owned subsidiary of Sime Darby which in turn owns 70 percent of SSE.

October 20

Sime Darby Berhad, through its wholly-owned subsidiary, Sime Darby Auto Italia Sdn Bhd (formerly known as Sime Cerah Sdn Bhd), was awarded the exclusive franchise rights to the Alfa Romeo marque in Malaysia by FIAT Auto s.p.a. The franchise will strengthen the position of Sime Darby Motor Group in Malaysia, as well as broaden and complement the range of vehicles already distributed/retailed by the Group in the country.

December 6

The Hyundai-Berjaya deal was completed with Sime Darby Berhad, through its wholly-owned subsidiary, Sime Darby Motors Sdn Bhd (formerly known as Space Tracks Sdn Bhd), owning the controlling stake of 51 percent in Hyundai-Berjaya Corporation Berhad (HBCorp) and 51 percent of the total warrants issued by HBCorp, 51 percent equity interest in Hyumal Motor Sdn Bhd and 36 percent of Inokom Corporation Sdn Bhd.

January 11

The Plantations Group won two awards at the "Anugerah Industri Sawit" organised by the Malaysian Palm Oil Board (MPOB) - "Ladang Swasta Terbaik" (Best Estate - Private Sector) to Merlimau Estate in Melaka for recording the highest yield for year 2003 at more than 36 metric tonnes per hectare and "Excellence Achievement in Refinery Quality Competency Management" to Kempas Edible Oil Sdn Bhd.

January 20

The Sime Darby Group donated RM1 million to the National Disaster Relief Fund's efforts in the aftermath of the December 26 tsunami, the result of separate initiatives coordinated throughout its diversified operations - the Plantations, Food and Healthcare Division, Property Development Division, Heavy Equipment Division, Group Motor Division, Property Management Division, Power & Home Products Division, and the Engineering and Oil & Gas Division.

February 22

Sime Darby Berhad was voted "Best Managed Company" in a high profile independent poll conducted by *Asiamoney*, Asia's leading capital markets publication, in conjunction with its 15th anniversary. The Group also figured very strongly in the Poll of Polls survey category which covered the performance of Asia's top companies over the past 15 years, coming across as a company committed to best management practices and upholding the values of good corporate governance.

March 29

Sime Darby announced a proposal to privatise Tractors Malaysia Holdings Berhad as part of its plans to facilitate the restructuring, consolidation and streamlining of the heavy equipment and automotive businesses within the Group.

March 31

A signing ceremony was held at the Kuala Lumpur Golf & Country Club to commemorate The Boeing Company's selection of Asian Composites Manufacturing Sdn Bhd to produce aileron panels and components for the Boeing Next-Generation 737 family of airplanes.

April 1

Sime SembCorp Engineering Sdn Bhd changed its name to Sime Darby Engineering Sdn Bhd following the completion of the acquisition of 30 percent of its equity by Pesida Equipment Sdn Bhd, a wholly-owned subsidiary of Sime Darby Berhad, from SembCorp Utilites Pte Ltd.

April 11

At an Extraordinary General Meeting, shareholders of Hyundai-Berjaya Corporation Berhad gave unanimous consent to change the company's name to Hyundai-Sime Darby Berhad.

April 28

Subang Jaya Medical Centre Sdn Bhd, a wholly-owned subsidiary of Sime Darby Berhad, entered into a Share Sale Agreement to purchase Megah Medical Specialists Group Sdn Bhd.

May 9

Subang Jaya Medical Centre's College of Nursing held its 3rd Graduation Ceremony with a total of 282 nursing graduates receiving their Diplomas in Nursing and Certificates in Post Basic Courses, the largest number of nursing graduates since the medical centre launched its College of Nursing in 1995.

May 12

Century Automotive Products Sdn Bhd was awarded the Superbrand certificate for the third year in a row for its CENTURY range of ISO 9002 certified products, which includes automotive, motorcycle and heavy duty batteries.



March 31
Asian Composites Manufacturing selected to produce aileron panels and components for The Boeing Company



April 11
New name and new look for Hyundai-Sime Darby Berhad



April 28
The Group's enters into Share Sale Agreement for second medical centre



May 9
Third batch of nursing graduates



Reports And Financial Statements

For The Year Ended 30th June 2005

The Directors present their Report together with the audited financial statements of the Group and of the Company for the year ended 30th June 2005.

PRINCIPAL ACTIVITIES AND TRADING RESULTS

The principal activities of the Group are plantations, property, heavy equipment and motor vehicle distribution, energy and general trading and services.

The Company is a limited liability company, incorporated and domiciled in Malaysia. The Company is principally an investment holding company. It also engages in trading and marketing of commodities and provides management services to its subsidiary companies.

There has been no significant change in the principal activities of the Group and of the Company during the year. An analysis of the results for the year is shown in Note 35 on the financial statements.

FINANCIAL RESULTS

The audited financial statements for the year ended 30th June 2005 submitted with this Report show:-

	Group RM million	Company RM million
Profit after taxation	933.4	493.4
Minority interests	(132.2)	-
Net profit for the year attributable to shareholders	801.2	493.4

DIVIDENDS

The dividends paid and proposed by the Company since 30th June 2004 were as follows:-

	RM million
In respect of the year ended 30th June 2004	
Final dividend of 16.0 sen gross per share less Malaysian tax at 28% and 5.0 sen per share tax exempt, paid on 17th December 2004	391.0
In respect of the year ended 30th June 2005	
Interim dividend of 5.0 sen gross per share less Malaysian tax at 28%, paid on 20th May 2005	86.0
Final dividend of 16.0 sen gross per share less Malaysian tax at 28% and 5.0 sen per share tax exempt, proposed	394.9
	480.9

The Directors recommend the payment of a final dividend of 16.0 sen gross per share less Malaysian tax at 28% and 5.0 sen per share tax exempt which, subject to the approval of members at the forthcoming Annual General Meeting of the Company, will be paid on 16th December 2005. The entitlement date for the dividend payment is 18th November 2005.

A depositor shall qualify for entitlement to the dividend only in respect of:-

(i) shares transferred into the depositor's securities account before 4.00 p.m. on 18th November 2005 in respect of transfers;

(ii) shares deposited into the depositor's securities account before 12.30 p.m. on 16th November 2005 in respect of shares which are exempted from mandatory deposit; and

(iii) shares bought on Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

The proposed final dividend and the interim dividend paid on 20th May 2005 amount to a total distribution of 26.0 sen gross per share for the year.

RESERVES AND PROVISIONS

All material transfers to or from reserves and provisions during the year are shown respectively in the financial statements.

SHARE CAPITAL

During the year, the issued and paid-up share capital of the Company was increased from 2,355,734,074 ordinary shares of RM0.50 each to 2,390,227,074 ordinary shares of RM0.50 each by the issue of 22,356,000 new ordinary shares at RM4.90 per share, 7,164,000 new ordinary shares at RM5.08 per share, 968,000 new ordinary shares at RM5.09 per share, 3,997,000 new ordinary shares at RM5.47 per share and 8,000 new ordinary shares at RM5.28 per share pursuant to the exercise of options under the Sime Darby Employees' Share Option Scheme. These new shares were issued for cash as fully paid and rank pari passu in all respects with the then existing issued shares of the Company.

There was no change in the authorised capital of the Company during the year.

The shareholders of the Company had, at the Annual General Meeting held on 4th November 2004, granted a mandate for the Company to purchase, upon such terms and conditions as the Directors may deem fit, up to ten percent (10%) of the issued and paid-up capital of the Company. The mandate will expire at the conclusion of the forthcoming Annual General Meeting and renewal of the mandate will be sought at the said Annual General Meeting. The Company has not made any purchase of Sime Darby Berhad shares during the year.

SIME DARBY EMPLOYEES' SHARE OPTION SCHEME

During the year, 27,746,000 new options were granted to eligible employees to take up unissued shares of the Company pursuant to the Sime Darby Employees' Share Option Scheme ("the Scheme").

The salient features and other terms of the Scheme are disclosed in Note 9 (b) on the financial statements:-

The Company has been granted an exemption by the Companies Commission of Malaysia from having to disclose the names of option holders granted less than 50,000 options each during the year pursuant to the Scheme. The names of option holders and the number of options granted to them during the year, being 50,000 or more, are set out below:-

Names of option holders	At 1st July 2004	Granted*	Exercised	At 30th June 2005
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid	162,000	70,000	–	232,000
Martin Giles Manen	162,000	54,000	108,000	108,000
Md Ja'far bin Abdul Carrim	162,000	54,000	108,000	108,000
Mohamed Nor bin Abdul Hamid	162,000	54,000	–	216,000
Datuk Syed Tamim Ansari bin Syed Mohamed	162,000	54,000	–	216,000
Yip Jon Khiam	142,000	54,000	–	196,000
	952,000	340,000	216,000	1,076,000

* at an exercise price of RM5.28 per share

During the year, none of the non-executive Directors were granted any options as they are not eligible to participate in the Scheme under the Bye-Laws of the Scheme.

AMERICAN DEPOSITORY RECEIPTS

A Sponsored Level 1 American Depository Receipts ("ADR") Programme for shares of the Company ("ADR Programme") was registered with the Securities and Exchange Commission of the United States of America on 27th August 1999.

Under the ADR Programme, a maximum of 20 million ordinary shares of the Company, representing approximately 0.84% of its total issued and paid-up capital, will be traded in ADRs in the United States of America, in the ratio of 1 (one) share to 1 (one) ADR. The Company's trading symbol on the over-the-counter market in the United States of America is SIDGY and its CUSIP number is 828617 308.

The Depository Bank for the ADR Programme is The Bank of New York and the sole Custodian of the Company's shares for the ADR Programme is Malayan Banking Berhad, Kuala Lumpur.

As at 29th August 2005, there were 1,118,772 shares of the Company deposited with Malayan Banking Berhad for the ADR Programme and there were 1,118,772 ADRs outstanding.

CHANGES IN GROUP ASSETS

The following significant acquisitions and disposals were made during the year:-

1. On 30th July 2004, Sime Darby Berhad ("SDB") completed the acquisition of additional equity interest of 15% in Port Dickson Power Berhad and additional equity interest of 20% in JanaUrus PDP Sdn. Bhd., resulting in SDB holding 75% and 100% equity interest in Port Dickson Power Berhad and JanaUrus PDP Sdn. Bhd., respectively for a total cash consideration of RM105.5 million.
2. On 15th September 2004, SDB completed the acquisition of 29.9% equity interest in Jaya Holdings Limited through its wholly-owned subsidiary, Sime Darby Eastern Limited for a cash consideration of S$223,019,640.
3. On 6th December 2004, Sime Darby Motors Sdn. Bhd. (formerly known as Space Tracks Sdn. Bhd.) ("SDM") acquired the following :
   (a) 51% of the issued and paid-up share capital and warrants of Hyundai-Sime Darby Berhad (formerly known as Hyundai-Berjaya Corporation Berhad) ("HSD") and its following subsidiary companies :
      (i) Sime Darby System Integrators Sdn. Bhd. (formerly known as Berjaya Systems Integrators Sdn. Bhd.)
      (ii) Hyundai-Sime Darby Motors Sdn. Bhd. (formerly known as Hyundai-Berjaya Sdn. Bhd.)

   (b) 51% of the issued and paid-up share capital of Hyumal Motor Sdn. Bhd. and its following companies :
      (i) Hyumal Trading Sdn. Bhd. (subsidiary)
      (ii) Oriental-Hyundai Sdn. Bhd. (associate company)

   (c) 36% of the issued and paid-up share capital of Inokom Corporation Sdn. Bhd. ("Inokom").

4. Pursuant to the unconditional take-over by SDM under a Mandatory General Offer for the remaining HSD shares not already owned by SDM, SDM acquired additional 46.5% interest in the issued and paid-up share capital and 45% interest in the warrants of HSD during the period from 5th January 2005 to 1st April 2005. With the acquisition, SDM's equity interest in the issued and paid up share capital of HSD increased from 51% to 97.5%. The total consideration paid for the shares and warrants acquired was RM384.2 million. As at 30th June 2005, SDM holds 98.87% equity interest in HSD.

5. During the year, Sime Darby (Thailand) Limited disposed of its entire equity interest of 15.52% in AAPICO Hitech Public Company Limited for a cash consideration of THB1,058,045,692.

6. On 7th January 2005, Pesida Equipment Sdn. Bhd. completed the acquisition of 30% equity interest in Sime Darby Engineering Sdn Bhd (formerly known as Sime SembCorp Engineering Sdn. Bhd) for a cash consideration of RM65.0 million.

7. On 8th February 2005, SDM acquired additional 15,000,000 shares, representing 15% equity interest in Inokom, for a cash consideration of RM22.5 million resulting in SDM holding 51% equity interest in Inokom.

8. On 28th February 2005, Sime Darby Pilipinas Inc. and Sime Darby London Limited disposed of their entire equity interests of 51.38% and 48.62% respectively in Lec Refrigeration plc for an aggregate cash consideration of £3.3 million.

9. On 17th May 2005, Sime Malaysia Region Berhad, a wholly-owned subsidiary of Sime Darby Berhad, completed the disposal of 3,000,001 ordinary shares of RM1.00 each, representing 50% equity interest plus one (1) share in Sime Integrated Logistics Sdn. Bhd. to Kontena Nasional Berhad for a cash consideration of RM3.9 million.

10. On 19th May 2005, Sime Darby Motor Group (HK) Limited disposed of its entire shareholding of 4,000,000 shares in the capital of DCS AsiaPac Limited to DCS Automotive (UK) Limited for a cash consideration of HKD1.00.

11. On 15th June 2005, Sime Power Pte. Ltd. disposed of its entire 50% equity interest in Island Power Holdings Pte. Ltd., comprising 50 ordinary shares of S$1.00 each to IG Island Power BV for a cash consideration of S$50.00

DIRECTORS

The Directors who have held office during the period since the date of the last Report are as follows:-

Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid (Chairman)
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya (Deputy Chairman)
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid (Group Chief Executive)
Tan Sri Abu Talib bin Othman
Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali
Datuk Khatijah binti Ahmad
Dr. David Li Kwok Po
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali
Michael Wong Pakshong
Martin Giles Manen (resigned as Group Finance Director on 10th January 2005)
Michael Wong Kuan Lee (resigned on 1st April 2005)

YM Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya, Mr. Michael Wong Pakshong and YM Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali, being over seventy years of age, retire in accordance with Section 129 of the Companies Act, 1965 and offer themselves for re-appointment in accordance with Section 129(6) of the Act to hold office until the conclusion of the next Annual General Meeting of the Company.

The Directors retiring by rotation this year are YBhg. Tan Sri Abu Talib bin Othman and Dr. David Li Kwok Po. YBhg. Tan Sri Abu Talib bin Othman, being eligible, offers himself for re-election. Dr. David Li Kwok Po will not be offering himself for re-election.

None of the Directors retiring and offering themselves for re-appointment or re-election, has a contract of service with the Company.

DIRECTORS' BENEFITS

During and at the end of the year, no arrangements subsisted to which the Company is a party, with the object or objects of enabling Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate except for options over shares granted by the Company pursuant to the Sime Darby Employees' Share Option Scheme.

Since the end of the previous year, no Director has received or become entitled to receive a benefit (other than benefits disclosed as Director's remuneration and benefits-in-kind in Note 2 on the financial statements) by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

DIRECTORS' INTERESTS IN SHARES

According to the Register of Directors' Shareholdings, particulars of interests of Directors who held office at the end of the financial year in shares and options over shares in the Company during the year covered by the financial statements were as follows:-

	Number of ordinary shares of RM0.50 each			
Sime Darby Berhad	At 1st July 2004	Acquired	Disposed	At 30th June 2005
Tan Sri Abu Talib bin Othman	30,000	–	30,000	–
Datuk Khatijah binti Ahmad	20,000	–	10,000	10,000
Michael Wong Pakshong	65,000	–	–	65,000
Dr.David Li Kwok Po	–	250,000	–	250,000

	Options over ordinary shares of RM0.50 each			
Sime Darby Berhad	At 1st July 2004	Acquired	Disposed	At 30th June 2005
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid	162,000	70,000	–	232,000

According to the Register of Directors' Shareholdings, particulars of interests of Directors who held office at the end of the financial year in shares in, and participatory interests made available by, subsidiaries of the Company during the year covered by the financial statements were as follows:-

	Number of ordinary shares of RM0.50 each			
Sime Engineering Services Berhad	At 1st July 2004	Acquired	Disposed	At 30th June 2005
Michael Wong Pakshong	10,000	–	–	10,000

Kuala Lumpur Golf & Country Club Berhad Participatory interest	Type of membership
Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid	Honorary
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya	Honorary
Tan Sri Abu Talib bin Othman	Honorary
Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali	Honorary
Datuk Khatijah binti Ahmad	Honorary
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali	Honorary

No other Director in office at the end of the year held any shares in the Company or shares in, debentures of or participatory interest made available by its subsidiaries during the year.

STATUTORY INFORMATION ON THE FINANCIAL STATEMENTS

(a) Before the Income Statement and Balance Sheet of the Group and of the Company were made out, the Directors took reasonable steps:-

(i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of allowance for doubtful debts, and satisfied themselves that all known bad debts had been written off and that adequate allowance had been made for doubtful debts; and

(ii) to ensure that any current assets, other than debts, which were unlikely to realise in the ordinary course of business, their values as shown in the accounting records of the Group and of the Company, have been written down to amounts which they might be expected to so realise.

(b) At the date of this Report, the Directors are not aware of any circumstances:-

(i) which would render the amount written off for bad debts or the amount of the allowance for doubtful debts in the financial statements of the Group and of the Company inadequate to any substantial extent; or

(ii) which would render the values attributed to current assets in the financial statements of the Group and of the Company misleading; or

(iii) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate.

(c) As at the date of this Report:-

(i) there are no charges on the assets of the Group and of the Company which have arisen since the end of the year to secure the liability of any other person; and

(ii) there are no contingent liabilities in the Group and in the Company which have arisen since the end of the year other than those arising in the ordinary course of business.

(d) At the date of this Report, the Directors are not aware of any circumstances not otherwise dealt with in the Report or financial statements which would render any amount stated in the financial statements misleading.

(e) No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the year which, in the opinion of the Directors, will or may substantially affect the ability of the Group and of the Company to meet their obligations as and when they fall due.

OTHER STATUTORY INFORMATION

In the opinion of the Directors:-

(a) the results of the operations of the Group and of the Company during the year were not substantially affected by any item, transaction or event of a material and unusual nature except as disclosed in Note 4 on the financial statements; and

(b) no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the year and the date of this Report which is likely to affect substantially the results of the operations of the Group and of the Company for the year in which this Report is made except as disclosed in Note 38 on the financial statements.

AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to continue in office.

In accordance with a resolution of the Board of Directors
dated 29th August 2005

Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid
Chairman

Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid
Group Chief Executive

Kuala Lumpur
29th August 2005

The principal accounting policies of the Group are summarised below:

1 Basis of preparation

The financial statements are prepared under the historical cost convention except as disclosed in this summary of principal accounting policies and comply with the provisions of the Companies Act, 1965.

The financial statements have been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") approved accounting standards in Malaysia, which include Standards issued by MASB as well as International Accounting Standards adopted by MASB.

The new accounting standards adopted in the financial statements are as follows:-

- FRS No. 120 (MASB Standard No. 31) : Accounting for Government Grants and Disclosure of Government Assistance
- FRS No. 201 (MASB Standard No. 32) : Property Development Activities

The adoption of FRS No. 120 and FRS No. 201 has not given rise to any adjustments to the opening balance of retained profits of the prior and current year or significant changes to the comparatives except as disclosed in Note 39 to the financial statements.

2 Basis of consolidation

(a) Subsidiary companies

The consolidated financial statements include the financial statements of the Company and all its subsidiary companies made up to the end of the year. Subsidiary companies are entities in which the Group has the power to exercise control over the financial and operating policies so as to obtain benefits from their activities.

Subsidiary companies are consolidated using the acquisition method of accounting. The results of subsidiary companies acquired or disposed of during the year are included in the consolidated income statement from the date of their acquisition or up to the date of their disposal. External cost directly attributable to an acquisition, is included as part of the cost of acquisition.

All intercompany transactions, balances and unrealised gains on transactions with and between Group companies are eliminated. Unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, adjustments are made to the financial statements of subsidiary companies to ensure consistency of accounting policies with those of the Group.

Minority interests in the consolidated balance sheet consist of the minorities' share of the net tangible assets of the subsidiary companies. Separate disclosure is made of minority interests.

(b) Associated companies

Associated companies are entities in which the Group is in a position to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions, but not control over those policies.

Investments in associated companies are accounted for in the consolidated financial statements using the equity method of accounting. The consolidated income statement and consolidated statement of changes in equity includes the Group's share of profits and gains less losses of associated companies based on the management accounts of the companies concerned. In the consolidated balance sheet, the Group's interest in associated companies is recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of net assets of the associated companies.

Unrealised gains on transactions between the Group and the associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are eliminated unless cost cannot be recovered.

(c) Jointly controlled entities

Jointly controlled entities are corporations, partnerships or other entities over which there is contractually agreed sharing of control by the Group with one or more parties. The Group's interests in jointly controlled entities are accounted for in the consolidated financial statements using the equity method of accounting.

Equity accounting involves recognising in the consolidated income statement the Group's share of the results of jointly controlled entities for the period. The Group's investments in jointly controlled entities are carried in the consolidated balance sheet at an amount that reflects its share of the net assets of the jointly controlled entities.

Unrealised gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities. Unrealised losses are also eliminated unless cost cannot be recovered.

(d) Goodwill

Goodwill/(negative goodwill) arising on consolidation represents the excess/(deficit) of the purchase price over the fair value of the identifiable assets and liabilities of the subsidiary companies, associated companies and jointly controlled entities at the date of acquisition and is written off against retained profits in the year of acquisition.

3 Currency translation

The financial statements are stated in Ringgit Malaysia (RM).

Foreign currency transactions in Group companies are accounted for at exchange rates prevailing at the transaction dates, unless hedged by forward foreign exchange contracts, in which case the rates specified in such forward contracts are used. Foreign currency monetary items are translated into Ringgit Malaysia at exchange rates prevailing at the balance sheet date, unless hedged by forward foreign exchange contracts, in which case the rates specified in such forward contracts are used. Exchange differences arising from the settlement of foreign currency transactions and from the translation of foreign currency monetary items are included in the income statement.

Income statements of foreign subsidiary and associated companies are translated into Ringgit Malaysia at average exchange rates for the year and assets and liabilities, both monetary and non-monetary, at exchange rates ruling at the year end. All resulting translation differences are taken to reserve. On disposal of the foreign entity, such translation differences are recognised in the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the Company and translated accordingly at the exchange rate ruling at the date of the transaction.

The principal exchange rates used for each respective unit of foreign currency in the Group are:

The principal exchange rates used for each respective unit of foreign currency in the Group are:

	Year end rates		Average rates	
	2005	2004	**2005**	2004
Australia (A$)	**2.90**	2.62	**2.85**	2.69
Hong Kong (HK$)	**0.49**	0.49	**0.49**	0.49
Singapore (S$)	**2.25**	2.21	**2.28**	2.21
Thailand (Baht)	**0.09**	0.09	**0.09**	0.09
Chinese Renminbi	**0.46**	0.46	**0.46**	0.46
United States (US$)	**3.80**	3.80	**3.80**	3.80
Euro	**4.59**	4.59	**4.81**	4.51

4 Property, plant and equipment

Property, plant and equipment are stated at cost modified by the revaluation of certain land and buildings less accumulated depreciation and impairment losses. Property, plant and equipment stated at valuation relate mainly to revaluations made in 1978 on a continuing agricultural use basis of the land and buildings of the Group's plantations in Malaysia based on valuations by professional firms of surveyors and valuers. In accordance with the transitional provisions issued by MASB on adoption of FRS No. 116 (MASB Standard No. 15) Property, Plant and Equipment, the valuation of these assets has not been updated, and they continue to be stated at their existing carrying amounts less depreciation and impairment losses.

Surpluses arising on revaluation are credited to revaluation reserve. Any deficit arising from revaluation is charged against the revaluation reserve to the extent of a previous surplus held in the revaluation reserve for the same asset. In all other cases, a decrease in carrying amount is charged to income statement. On the disposal of revalued assets, amounts in revaluation reserve relating to those assets are transferred to retained profits.

Freehold land is not depreciated. Leasehold land is depreciated on a straight line basis, over the period of the respective leases ranging from 30 years to 999 years. Other property, plant and equipment are depreciated on a straight line basis to write off the cost or valuation of each asset to their residual values over their estimated useful lives. The principal annual depreciation rates are:

Buildings	2% to 5%
Machinery, equipment and vehicles	5% to 33 1/3%

Interest incurred on external borrowings related to property under construction is capitalised until the assets are ready for their intended use.

5 Intangible assets

Expenditure on acquired rights and trademarks with finite useful life is capitalised and amortised using the straight line method over their estimated useful lives not exceeding 20 years whilst those with indefinite useful life are capitalised and subject to annual impairment review.

6 Research expenditure

Research expenditure relating to agricultural studies is charged to the income statement in the year in which the expenditure is incurred.

7 New planting expenditure and replanting expenditure

New planting expenditure incurred on land clearing and upkeep of trees to maturity is capitalised under land cost and is not amortised. Replanting expenditure is charged to the income statement in the year in which the expenditure is incurred.

8 Land held for property development

Land held for property development consists of land on which no significant development work has been undertaken or where development activities are not expected to be completed within the normal operating cycle. Land held for property development is classified as non-current asset and carried at cost less any accumulated impairment losses.

Land held for property development is transferred to property development costs (under current assets) when development activities have commenced and is expected to be completed within the normal operating cycle.

9 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes, where relevant, an appropriate proportion of overheads and is determined on a weighted average or first-in first-out basis or by specific identification. Net realisable value is the estimate of the selling price in the ordinary course of business, less costs of completion and selling expenses.

10 Property development costs

The cost of land under development, related development costs common to whole projects and direct building costs less amounts recognised as expense in the income statement are carried forward in the balance sheet as property development costs. Revenue and expense recognised in the income statement is determined by reference to the stage of completion of the development activity in respect of the development units sold. Any expected loss on development projects, is recognised as expense immediately.

Where revenue recognised on the development units sold exceed the billings to purchasers, the balance is shown as accrued billings, under trade and other receivables. Where the billings to purchasers exceed revenue recognised on the development units sold, the balance is shown as progress billings, under trade and other payables.

11 Trade and other receivables

Trade and other receivables are carried at anticipated realisable value. Specific allowances are made for debts which have been identified as bad or doubtful. In addition, estimates are made for doubtful debts based on a review of all outstanding amounts at year end.

When assets are sold under a finance lease, the present value of the lease payments is recognised as receivables. The difference between the gross receivables and the present value of the receivables is recognised as unearned finance income.

12 Investments

The Company's investments in subsidiary companies, associated companies and jointly controlled entities are shown at cost less accumulated impairment losses. Quoted investments and marketable securities that are held for long term, are stated at cost (adjusted for amortisation of premium or accretion of discounts to maturity, where appropriate) less accumulated impairment losses. Unquoted investments that are held for long term are stated at cost less accumulated impairment losses.

Short term investments are stated at lower of cost and market value determined on an individual investment basis. Market value is calculated by reference to quoted selling prices at the close of business on the balance sheet date.

Profits and losses from disposal of investments, impairment losses of investments held for long term and any reductions to market value of short term investments as well as any reversals of such reductions are included in the income statement.

13 Taxation

Income tax on the profit or loss for the year comprises current and deferred tax. Current tax is the expected amount of income taxes payable in respect of the taxable profit for the year and is measured using the tax rates that have been enacted at the balance sheet date.

Deferred taxation is provided for, using the "liability method", on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred taxation assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and unused tax losses can be utilised.

Deferred taxation is measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on the tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is recognised in the income statement, except when it arises from a transaction which is recognised directly in reserve, in which case the deferred tax is also recognised directly in reserve.

14 Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals on operating leases are charged to the income statement on a straight line basis over the lease term.

15 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, where it is probable that an outflow of resources will be required to settle the obligation, and when a reliable estimate of the amount can be made.

(a) Maintenance and warranty

The Group recognises the estimated liability to repair or replace products still under warranty at the balance sheet date. This provision is calculated based on past history of the level of repairs and replacements.

(b) Property development

Cost provisions for property development are recognised based on the commitments made on enhancements to the infrastructure facilities of township development.

(c) Reorganisation

Reorganisation provisions are recognised on implementation of the plan for costs to be incurred following sale or closure of a business operation or management reorganisation. Costs related to the on-going activities of the Group are not provided in advance.

(d) Provision for future obligations

Provision for future obligations is recognised in respect of the Group's commitments in a joint venture project.

16 Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise cash in hand, deposits held at call with banks, investment in money market instruments and demand deposits, net of bank overdrafts. In the balance sheet, investment in money market instruments held for short term and bank overdrafts are included in short term investments and short term borrowings respectively.

17 Construction contracts

The profit on a construction contract is recognised as soon as the outcome of the contract can be estimated reliably. The percentage of completion method is used to determine the appropriate amount of revenue and costs to be recognised in a given period, by reference to the proportion of costs incurred to date to the total estimated costs to be incurred by completion or the completion of a physical proportion of contract work to-date. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that is probably recoverable. When it is probable that contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

The aggregate costs incurred and the profits or losses recognised on a contract are compared against the progress billings up to the year end. Where costs incurred and recognised profits/(losses) exceed progress billings, the balance is shown as amounts due from customers on construction contracts, under trade and other receivables. Where progress billings exceed costs incurred and recognised profits/(losses), the balance is shown as amount due to customers on construction contracts, under trade and other payables.

18 Revenue recognition

Revenue is recognised upon delivery of goods or performance of services, net of discounts, allowances, sales and service taxes and after eliminating sales within the Group. Revenue from property development is recognised by reference to the stage of completion of the development activity in respect of the development units sold. Revenue from construction contracts is recognised on the percentage of completion method by reference to the proportion of costs incurred to date in relation to the total estimated costs or the completion of a physical proportion of contract work to-date.

Other revenues earned by the Group are recognised on the following basis:

(a) Finance charges from leasing and hire purchase financing - recognised on an accrual basis over the period of the leasing and hire purchase contracts using the "sum-of-digits" method.

(b) Interest income - recognised as it accrues.

(c) Dividend income - recognised when the right to receive payment is established. In this respect the Group policy is to recognise interim dividends from subsidiary when they are declared and final dividends when they are approved by shareholders in general meeting.

19 Impairment of assets

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication of impairment. If any such indication exists, impairment is measured by comparing the carrying values of the assets with their recoverable amounts. Recoverable amount is the higher of net selling price and value in use, which is measured by reference to discounted future cash flows.

The impairment loss is charged to the income statement unless it reverses a previous revaluation in which case it is charged to the revaluation surplus. Any subsequent increase in recoverable amount is recognised in the income statement unless it reverses an impairment loss on a revalued asset in which case it is taken to revaluation surplus.

20 Employee benefits

(a) Short term employee benefits

Wages, salaries, paid annual leave and sick leave, bonuses and non-monetary benefits are accrued in the period in which the associated services are rendered by employees of the Group.

(b) Defined contribution plans

The Group has various defined contribution plans in accordance with local conditions and practices in the countries in which it operates. The Group's contributions to defined contribution plans are charged to the income statement in the year in which they relate. Once the contributions have been paid, the Group has no further payment obligations.

(c) Termination benefits

Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(d) Equity compensation benefits

Details of the Group's Employee Share Option Scheme are set out in Note 9 to the financial statements. The Group does not make a charge to the income statement in connection with share options granted. When the share options are exercised, the proceeds received net of any transaction costs, are credited to share capital and share premium.

21 Financial instruments

(a) Financial instruments recognised on the balance sheet

The particular recognition method adopted for the financial instruments recognised on the balance sheet is disclosed in the individual policy statements associated with each item.

(b) Financial instruments not recognised on the balance sheet

The Group is a party to financial instruments which comprise forward foreign exchange contracts, interest rate and currency swap contracts. These instruments are not recognised in the financial statements on inception.

Forward foreign exchange contracts

The Group enters into forward foreign exchange contracts to protect the Group from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Exchange gains and losses arising on contracts entered into as hedges of anticipated future transactions are deferred until the date of such transaction, at which time they are included in the measurement of such transactions. All other exchange gains and losses relating to hedge instruments are recognised in the income statement in the same period as the exchange differences on the underlying hedged items.

Interest rate and currency swap contracts

Interest rate and currency swaps, collars and caps contracts are designed to protect the Group from movements in interest rates. The notional principal of these contracts are recorded off balance sheet. Any differential to be paid or received on an interest rate and currency swap contract is recognised as a component of interest income or expense over the period of the contract. Gains and losses on early termination of interest rate and currency swaps or on repayment of the borrowing are taken to the income statement.

22 Segment Reporting

Segment revenue, expense, assets and liabilities are those amounts resulting from operating activities of a segment that are directly attributable to the segment and the relevant portion that can be allocated on a reasonable basis to the segment. Segment revenue, expense, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment.

Income Statements

Amounts in RM million unless otherwise stated

	Note	Group		Company	
		2005	2004	**2005**	2004
Revenue	1	**18,645.7**	14,903.5	**726.4**	487.6
Operating expenses	2	**(17,648.8)**	(13,813.3)	**(86.6)**	(87.8)
Other operating income	3	**409.2**	299.1	**20.0**	106.5
Operating profit		**1,406.1**	1,389.3	**659.8**	506.3
Share of results of jointly controlled entities		**(74.4)**	(75.6)	**-**	-
Share of results of associated companies		**40.0**	24.6	**-**	-
Profit before interest		**1,371.7**	1,338.3	**659.8**	506.3
Investment and interest income	5	**88.3**	93.1	**26.9**	35.0
Finance costs		**(95.2)**	(87.8)	**(21.9)**	(22.0)
Profit before taxation		**1,364.8**	1,343.6	**664.8**	519.3
Taxation:	6				
Company and subsidiary companies		**(423.9)**	(319.8)	**(171.4)**	(69.1)
Associated companies		**(7.5)**	(8.4)	**-**	-
		(431.4)	(328.2)	**(171.4)**	(69.1)
Profit after taxation		**933.4**	1,015.4	**493.4**	450.2
Minority interests		**(132.2)**	(96.7)	**-**	-
Net profit for the year		**801.2**	918.7	**493.4**	450.2

	Note	**Sen**	Sen
Earnings per share	7		
- Basic		**33.7**	39.4
- Diluted		**33.6**	39.3
Earnings per share excluding unusual items	7		
- Basic		**40.5**	35.8
- Diluted		**40.4**	35.7

The accounting policies set out on pages 54 to 58 and the notes on pages 63 to 106 are to be read as part of these financial statements.

Balance Sheets

Amounts in RM million unless otherwise stated	Note	Group 2005	Group 2004	Company 2005	Company 2004
SHARE CAPITAL	9	**1,195.1**	1,177.9	**1,195.1**	1,177.9
RESERVES	10	**6,810.0**	7,246.8	**3,980.3**	3,808.4
SHAREHOLDERS' FUNDS		**8,005.1**	8,424.7	**5,175.4**	4,986.3
MINORITY INTERESTS		**1,179.1**	1,209.9	**–**	–
		9,184.2	9,634.6	**5,175.4**	4,986.3
NON-CURRENT LIABILITIES					
Loans and financing	11	**1,854.0**	1,733.2	**500.0**	500.0
Deferred taxation liabilities	13	**233.0**	243.7	**–**	0.4
		2,087.0	1,976.9	**500.0**	500.4
		11,271.2	11,611.5	**5,675.4**	5,486.7
CURRENT ASSETS					
Inventories	14	**3,306.1**	2,374.7	**1.9**	0.9
Property development costs	15	**765.4**	726.1	**–**	–
Trade and other receivables	16	**2,856.0**	2,591.3	**19.6**	81.2
Tax recoverable		**105.6**	63.6	**–**	–
Short term investments	22	**26.8**	–	**–**	–
Cash held under Housing Development Accounts	18	**409.7**	288.8	**–**	–
Bank balances, deposits and cash	19	**2,181.5**	2,574.1	**162.5**	298.6
		9,651.1	8,618.6	**184.0**	380.7
CURRENT LIABILITIES					
Trade and other payables	20	**3,752.7**	2,962.3	**28.8**	30.2
Provisions	21	**130.6**	153.9	**–**	–
Short term borrowings	11	**837.0**	637.6	**–**	–
Current taxation		**243.5**	172.6	**4.9**	2.1
		4,963.8	3,926.4	**33.7**	32.3
NET CURRENT ASSETS		**4,687.3**	4,692.2	**150.3**	348.4
NON-CURRENT ASSETS					
Trade and other receivables	16	**465.7**	417.4	**–**	–
Deferred taxation assets	13	**368.0**	331.0	**1.1**	–
Investments	22	**155.8**	886.3	**2.9**	7.3
Associated companies	23	**815.7**	615.3	**193.3**	193.3
Jointly controlled entities	24	**(0.3)**	4.5	**–**	–
Subsidiary companies	25	**–**	–	**5,314.8**	4,928.7
Land held for property development	26	**309.6**	251.5	**–**	–
Property, plant and equipment	27	**4,396.8**	4,343.4	**13.0**	9.0
Intangible assets	28	**72.6**	69.9	**–**	–
		6,583.9	6,919.3	**5,525.1**	5,138.3
		11,271.2	11,611.5	**5,675.4**	5,486.7
		Sen	Sen		
NET TANGIBLE ASSETS PER SHARE	7	**332**	355		

The accounting policies set out on pages 54 to 58 and the notes on pages 63 to 106 are to be read as part of these financial statements.

Statements Of Changes In Equity

Amounts in RM million unless otherwise stated

	Group			Company		
	Share capital	**Reserve**	**Total**	**Share capital**	**Reserve**	**Total**
2005						
At 1st July 2004:	**1,177.9**	**7,246.8**	**8,424.7**	**1,177.9**	**3,808.4**	**4,986.3**
Currency translation differences	**-**	**128.6**	**128.6**	**-**	**-**	**-**
Effect of dilution of interest in an associated company	**-**	**1.2**	**1.2**	**-**	**-**	**-**
Goodwill written off	**-**	**(1,046.3)**	**(1,046.3)**	**-**	**-**	**-**
Net loss not recognised in income statement	**-**	**(916.5)**	**(916.5)**	**-**	**-**	**-**
Net profit for the year	**-**	**801.2**	**801.2**	**-**	**493.4**	**493.4**
Dividends for year ended						
- Final dividend (30th June 2004)	**-**	**(391.0)**	**(391.0)**	**-**	**(391.0)**	**(391.0)**
- Interim dividend (30th June 2005)	**-**	**(86.0)**	**(86.0)**	**-**	**(86.0)**	**(86.0)**
Issue of shares	**17.2**	**155.5**	**172.7**	**17.2**	**155.5**	**172.7**
At 30th June 2005	**1,195.1**	**6,810.0**	**8,005.1**	**1,195.1**	**3,980.3**	**5,175.4**
2004						
At 1st July 2003:	1,163.1	6,806.1	7,969.2	1,163.1	3,672.6	4,835.7
Currency translation differences	–	42.4	42.4	–	–	–
Goodwill written off	–	(206.0)	(206.0)	–	–	–
Net loss not recognised in income statement	–	(163.6)	(163.6)	–	–	–
Net profit for the year	–	918.7	918.7	–	450.2	450.2
Dividends for year ended	–					
- Final dividend (30th June 2003)	–	(361.1)	(361.1)	–	(361.1)	(361.1)
- Interim dividend (30th June 2004)	–	(84.5)	(84.5)	–	(84.5)	(84.5)
Issue of shares	14.8	131.2	146.0	14.8	131.2	146.0
At 30th June 2004	1,177.9	7,246.8	8,424.7	1,177.9	3,808.4	4,986.3

An analysis of the movements in each category within reserves is set out in Note 10.

The accounting policies set out on pages 54 to 58 and the notes on pages 63 to 106 are to be read as part of these financial statements.

Amounts in RM million unless otherwise stated

	Note	Group 2005	Group 2004	Company 2005	Company 2004
Profit after taxation		**933.4**	1,015.4	**493.4**	450.2
Adjustments for :					
Dividends from subsidiary and associated companies		**–**	–	**(637.1)**	(402.8)
Unusual items	4	**122.0**	(127.3)	**(15.9)**	(105.7)
Surplus on disposal of machinery, equipment and vehicles		**(13.1)**	(88.9)	**(0.3)**	(0.8)
Share of profits less losses of jointly controlled entities and associated companies		**34.4**	51.0	**–**	–
Unrealised exchange (gain)/loss		**3.3**	(4.7)	**0.8**	0.5
Investment income		**(19.7)**	(32.5)	**(0.9)**	(0.6)
Interest income		**(68.6)**	(60.6)	**(26.0)**	(34.4)
Interest expense		**95.2**	87.8	**21.9**	22.0
Depreciation		**360.6**	333.9	**3.9**	4.0
Taxation		**431.4**	328.2	**171.4**	69.1
Other non-cash items	30	**86.8**	9.6	**(0.2)**	0.1
		1,965.7	1,511.9	**11.0**	1.6
Changes in working capital					
Inventories		**(797.0)**	79.0	**(0.9)**	2.0
Property development costs		**(13.4)**	(108.9)	**–**	–
Trade and other receivables		**(346.9)**	(649.8)	**64.2**	(70.7)
Cash held under Housing Development Accounts		**(120.9)**	(151.4)	**–**	–
Trade and other payables and provisions		**431.2**	265.0	**(1.5)**	(4.5)
Cash generated from operations		**1,118.7**	945.8	**72.8**	(71.6)
Taxation paid		**(439.9)**	(347.5)	**(5.5)**	(4.4)
Dividends from subsidiary companies		**–**	–	**461.8**	351.6
Dividends from associated companies		**44.2**	23.4	**10.7**	6.5
Net cash inflow from operating activities		**723.0**	621.7	**539.8**	282.1
Net cash (outflow)/inflow from investing activities	31	**(817.3)**	(322.2)	**(349.7)**	207.4
Net cash outflow from financing activities	32	**(308.4)**	(183.6)	**(326.2)**	(321.6)
Net (decrease)/increase in cash and cash equivalents		**(402.7)**	115.9	**(136.1)**	167.9
Foreign exchange differences		**14.1**	13.2	**–**	–
Cash and cash equivalents at beginning of the year		**2,542.0**	2,412.9	**298.6**	130.7
Cash and cash equivalents at end of the year	19	**2,153.4**	2,542.0	**162.5**	298.6

The accounting policies set out on pages 54 to 58 and the notes on pages 63 to 106 are to be read as part of these financial statements.

Amounts in RM million unless otherwise stated

INCOME STATEMENTS

1 REVENUE

Revenue for the Group represents sales of goods and services, income from construction contracts and commissions earned outside the Group, net of discounts, allowances and sales and service taxes.

Revenue for the Company represents commissions and commodity trading activities, fees from management services rendered, and income from shares held in subsidiary and associated companies.

	Group		Company	
	2005	2004	**2005**	2004
Analysis of revenue				
Sales of goods	**14,213.5**	11,185.1	**34.2**	39.2
Performance of services	**2,695.2**	2,533.8	**55.1**	45.6
Construction contracts	**992.6**	573.4	**-**	–
Property development revenue	**744.4**	611.2	**-**	–
Income from shares held in subsidiary companies				
Quoted	**-**	–	**78.3**	78.3
Unquoted	**-**	–	**548.1**	318.0
Income from shares held in associated companies				
Unquoted	**-**	–	**10.7**	6.5
	18,645.7	14,903.5	**726.4**	487.6

Performance of services for the Company include commissions and management fees from subsidiary companies of RM39.9 million (2004 : RM44.7 million).

2 OPERATING EXPENSES

	Group		Company	
	2005	2004	**2005**	2004
Changes in inventories of finished goods and work in progress	**(815.5)**	(83.5)	**-**	–
Finished goods and work in progress purchased	**12,319.0**	8,945.1	**24.2**	30.0
Raw materials and consumables used	**1,202.9**	1,229.1	**2.9**	2.7
Staff costs	**1,299.7**	1,142.4	**28.9**	31.8
Depreciation	**360.6**	333.9	**3.9**	4.0
Amortisation of intangible assets	**2.7**	2.3	**-**	–
Construction contract cost	**793.3**	441.3	**-**	–
Property development expenses (Note 15)	**604.7**	410.0	**-**	–
Other operating expenses	**1,881.4**	1,392.7	**26.7**	19.3
	17,648.8	13,813.3	**86.6**	87.8
The number of persons employed, at the end of the year	**24,916**	24,405	**284**	306

	Group		Company	
	2005	2004	**2005**	2004
Staff costs include:				
Defined contribution plans	**91.3**	84.1	**2.7**	2.8
Termination benefits	**2.0**	3.5	**-**	–

Included in construction contract cost of the Group is hire of plant and machinery amounting to RM31.9 million (2004: RM14.1 million).

2 OPERATING EXPENSES (continued)

	Group 2005	Group 2004	Company 2005	Company 2004
Other operating expenses include:				
Auditors' remuneration:				
Fees for statutory audits				
- current year	**8.7**	7.4	**0.3**	0.3
- under provision in prior year	**0.4**	–	**–**	–
Fees for other services	**3.1**	2.4	**0.2**	0.2
Directors' remuneration:				
Fees	**1.1**	1.2	**0.9**	1.0
Other emoluments	**1.5**	3.1	**1.4**	2.8
Hire of plant and machinery	**9.1**	5.3	**0.2**	0.2
Operating lease payments for land and buildings to:				
Subsidiary companies	**–**	–	**2.9**	3.4
Companies external to the Group	**113.0**	96.2	**0.1**	0.1
Replanting expenditure	**24.1**	23.1	**–**	–
Research expenditure	**6.3**	6.6	**–**	–
Allowance for doubtful debts :				
Vehicle sales receivables in China (Note 4)	**163.7**	–	**–**	–
Others	**58.2**	16.9	**–**	–
Writeback of allowance for doubtful debts	**(24.2)**	(23.2)	**–**	(0.1)
Realised exchange gain	**(9.8)**	(3.6)	**(0.1)**	–
Unrealised exchange loss/(gain)	**3.3**	(4.7)	**0.8**	0.5
Provision for reorganisation expenses and severance costs (Note 4)	**–**	0.3	**–**	–
Impairment made on inter company loan	**–**	–	**2.3**	–
Loss on disposal of subsidiary, associated companies and jointly controlled entity	**98.3**	–	**–**	–
Impairment losses on investment in an associated company (Note 4)	**20.4**	–	**–**	–
Provision/(writeback) of impairment losses on long term investments (Note 4)	**8.5**	(1.8)	**3.6**	–
Write off of property, plant and equipment	**50.1**	6.9	**–**	0.1
Impairment losses on property, plant and equipment (Notes 4 and 27)	**19.8**	5.4	**–**	–

The estimated monetary value of benefits provided to Directors during the year by way of usage of the Group's and Company's assets and the provision of accommodation and other benefits amounted to RM0.1 million (2004 : RM0.2 million).

Group

The remuneration paid to the Directors for the year ended 30th June 2005 is categorised as follows:-

(in RM thousand)	Salary	Fees	Bonus	Benefits-in-kind	Allowances	Defined contribution plans	**Total**
Executive Directors	820	–	336	74	–	185	**1,415**
Non-Executive Directors	–	1,148	–	–	120	–	**1,268**
Total	820	1,148	336	74	120	185	**2,683**

The remuneration paid to the Directors, analysed into bands of RM50,000, are as follows:

No of Directors	> RM50,000 to RM100,000	> RM100,000 to RM150,000	> RM150,000 to RM200,000	> RM300,000 to RM350,000	> RM1,050,000 to RM1,100,000
Executive Directors	–	–	–	1	1
Non-executive Directors	1	4	4	–	–

3 OTHER OPERATING INCOME

	Group		Company	
	2005	2004	**2005**	2004
Other operating income includes:				
Rental income for land and buildings	**46.1**	44.4	**–**	–
Surplus on disposal of machinery, equipment and vehicles	**13.1**	88.9	**0.3**	0.8
Surplus on disposal of investments (Note 4)	**86.3**	7.9	**19.7**	–
Surplus on disposal of properties (Note 4)	**10.6**	49.2	**–**	–
Surplus on disposal of subsidiary, associated companies and jointly controlled entity	**89.4**	92.1	**–**	105.7

4 UNUSUAL ITEMS

The following income and allowances are classified as unusual items for the purpose of disclosure of segment results in Note 35.

	Group		Company	
	2005	2004	**2005**	2004
Surplus on disposal of investments	**86.3**	7.9	**19.7**	–
(Loss)/surplus on disposal of subsidiary, associated companies and jointly controlled entity	**(8.9)**	92.1	**–**	105.7
Surplus on disposal of properties	**10.6**	49.2	**–**	–
Provision for reorganisation expenses and severance costs	**–**	(0.3)	**–**	–
Impairment losses on investment in an associated company	**(20.4)**	–	**–**	–
Impairment losses on property, plant and equipment	**(19.8)**	(5.4)	**–**	–
Provision for claim in a subsidiary company	**–**	(20.0)	**–**	–
Provision for vehicles sales receivables in China	**(163.7)**	–	**–**	–
(Provisions)/writeback of impairment losses on long term investments	**(8.5)**	1.8	**(3.6)**	–
Others	**2.4**	2.0	**(0.2)**	–
Sub total	**(122.0)**	127.3	**15.9**	105.7
Provision for foreseeable contract losses of a jointly controlled entity	**(55.0)**	(77.1)	**–**	–
	(177.0)	50.2	**15.9**	105.7

5 INVESTMENT AND INTEREST INCOME

	Group		Company	
	2005	2004	**2005**	2004
Income from marketable securities	**5.3**	18.8	**–**	–
Income from shares (gross):				
Quoted in Malaysia	**0.6**	0.4	**0.5**	0.4
Quoted outside Malaysia	**3.2**	5.2	**0.4**	0.2
Unquoted	**10.6**	8.1	**–**	–
Total investment income	**19.7**	32.5	**0.9**	0.6
Interest income from:				
Subsidiary companies	**–**	–	**15.4**	17.6
Banks and other financial institutions	**68.6**	60.6	**10.6**	16.8
Total interest income	**68.6**	60.6	**26.0**	34.4
Total investment and interest income	**88.3**	93.1	**26.9**	35.0

6 TAXATION

	Group		Company	
	2005	2004	**2005**	2004
Current taxation				
In respect of current year:				
- Malaysian income tax	**262.9**	227.0	**171.7**	68.1
- Foreign income tax	**218.2**	104.8	**1.2**	1.0
In respect of prior year:				
- Malaysian income tax	**(4.6)**	1.0	**-**	–
- Foreign income tax	**(26.4)**	(9.4)	**-**	–
Deferred taxation (Note 13)	**(26.2)**	(3.6)	**(1.5)**	–
	423.9	319.8	**171.4**	69.1
Share of taxation of associated companies	**7.5**	8.4	**–**	–
	431.4	328.2	**171.4**	69.1

Tax losses

Tax losses for which the related tax credit has not been recognised in the financial statements	**795.0**	636.8	**–**	–

Tax reconciliation

A reconciliation of income tax expense applicable to profit before taxation at the statutory income tax rate to income tax expense at the effective income tax rate of the Group and of the Company is as follows :

	Group		Company	
	2005	2004	**2005**	2004
Profit before taxation	**1,364.8**	1,343.6	**664.8**	519.3
Taxation at Malaysian statutory tax rate of 28% (2004: 28%)	**382.1**	376.2	**186.1**	145.4
Effect of different tax rates in other countries	**14.8**	(39.2)	**(1.0)**	(0.8)
Effect of income not subject to tax	**(150.4)**	(102.3)	**(16.6)**	(76.7)
Effect of expenses not deductible for tax purposes	**121.8**	106.7	**2.6**	1.0
Effect of utilisation of previously unrecognised tax losses and unabsorbed capital allowances	**(6.4)**	(2.3)	**-**	(0.5)
Tax incentives available to the Group	**(9.4)**	(11.4)	**-**	–
Writeback of provision for taxation in respect of prior years	**(31.0)**	(8.4)	**-**	–
Deferred tax assets not recognised in respect of current year's tax losses and unabsorbed capital allowances	**119.1**	18.1	**-**	–
Others	**(9.2)**	(9.2)	**0.3**	0.7
Tax expense for the year	**431.4**	328.2	**171.4**	69.1
Effective tax rate (%)	**31.6**	24.4	**25.8**	13.3

7 EARNINGS AND NET TANGIBLE ASSETS PER SHARE - GROUP

The basic earnings per share is calculated by dividing the Group's net profit of RM801.2 million (2004 : RM918.7 million) by the 2,374.6 million (2004 : 2,334.2 million) weighted average number of shares of the Company in issue during the year.

Using the same weighted average number of shares of the Company in issue during the year of 2,374.6 million, the supplementary information presented for basic earnings per share is calculated as follows:

	2005	2004	**2005**	2004
	RM million		**Sen per share**	
Net profit for the year	**801.2**	918.7	**33.7**	39.4
Unusual items (Note 4) less taxation and minority interests	**161.9**	(82.2)	**6.8**	(3.6)
Net profit excluding unusual items	**963.1**	836.5	**40.5**	35.8

The diluted earnings per share and earnings excluding unusual items per share were calculated using an enlarged weighted average number of shares of 2,381.5 million (2004 : 2,340.4 million) after the inclusion of the bonus element of number of unexercised options outstanding as at 30th June 2005 of 6.9 million (2004 : 6.2 million). The terms of the unexercised options are set out in Note 9.

The net tangible assets per share is calculated by dividing the Group's net tangible assets of RM7,932.5 million (2004 : RM8,354.8 million) by the 2,390.2 million (2004 : 2,355.7 million) number of shares of the Company in issue at year end.

8 DIVIDENDS

	2005	2004
Interim:		
Paid on 20th May 2005		
- 5.0 sen gross per share less Malaysian tax at 28% (2004 : 5.0 sen gross per share less Malaysian tax at 28%)	**86.0**	84.5
Proposed final:		
Payable on 16th December 2005		
- 16.0 sen gross per share less Malaysian tax at 28% and 5.0 sen per share tax exempt (2004 : 16.0 sen gross per share less Malaysian tax at 28% and 5.0 sen per share tax exempt)	**394.9**	391.0
	480.9	475.5

At the forthcoming Annual General Meeting on 25th October 2005, a final dividend of 16.0 sen gross per share less Malaysian tax at 28% and 5.0 sen per share tax exempt (2004 : 16.0 sen gross per share less Malaysian tax at 28% and 5.0 sen per share tax exempt) amounting to RM394.9 million (2004 : RM391.0 million) will be proposed for shareholders' approval. These financial statements do not reflect this final dividend which will be accrued as a liability in the year ending 30th June 2006 when approved by shareholders.

BALANCE SHEETS

9 SHARE CAPITAL

(a) Share capital

	2005	2004
Authorised:		
3,000.0 million (2004 : 3,000.0 million) ordinary shares of RM0.50 each	**1,500.0**	1,500.0
Issued and fully paid:		
At 1st July - 2,355.7 million (2003 : 2,326.2 million) ordinary shares of RM0.50 each	**1,177.9**	1,163.1
34.5 million (2004 : 29.5 million) new shares issued pursuant to the exercise of options under the Sime Darby Employees' Share Option Scheme	**17.2**	14.8
At 30th June – 2,390.2 million (2004 : 2,355.7 million) ordinary shares of RM0.50 each	**1,195.1**	1,177.9

(b) Employees' Share Option Scheme

The Company implemented an Employees' Share Option Scheme ("Scheme") which came into effect on 10th December 2001 for a period of five (5) years to 9th December 2006 but may be renewed for another five (5) years or such longer period as allowed under the Companies Act, 1965. The Scheme is governed by the By-Laws which were approved by the shareholders on 6th November 2001.

The main features of the Scheme are as follows:

- Eligible employees are, in the case of Malaysian citizens, full time employees of the Company or of an eligible subsidiary company, who have been in the service of the Group for at least one (1) continuous year including employees serving a fixed term contract of employment, the duration of which (including any period of employment that they have already served) should be at least three (3) years and in the case of non-Malaysian citizens, full time executives of the Company or an eligible subsidiary company, who have been in the service of the Group for at least three (3) continuous years.

- The options granted may be exercised at any time before the expiry of the Scheme in full or in such lesser number of ordinary shares provided that the number shall be in multiples of 1,000 shares.

- The price at which the grantees are entitled to subscribe for shares under the Scheme is the weighted average market price of the shares as shown in the daily official list issued by Bursa Malaysia Securities Berhad for the five (5) market days immediately preceding the respective dates of offer of the options, with a discount of not more than 10% (or such other higher percentage as may be allowed by the Securities Commission, Bursa Malaysia Securities Berhad and/or other relevant authorities).

- The grantees have no right to participate, by virtue of these options, in any share issue of any other company within the Group.

- Options granted under the Scheme carry no dividend or voting rights. Upon exercise of the options, the shares issued rank pari passu in all respects with the then existing ordinary shares of the Company.

9 SHARE CAPITAL (continued)

The movements during the year in the number of share options over the ordinary shares of the Company are as follows :

		Number of shares under options				
Date granted	Exercise price RM/share	At 1st July '000	Granted '000	Exercised '000	Lapsed '000	At 30th June '000
2005						
28th February 2002	**4.90**	**32,735**	**–**	**(22,356)**	**(107)**	**10,272**
12th May 2002	**5.09**	**1,887**	**–**	**(968)**	**(88)**	**831**
6th June 2003	**5.08**	**16,108**	**–**	**(7,164)**	**(588)**	**8,356**
28th May 2004	**5.47**	**24,043**	**–**	**(3,997)**	**(1,245)**	**18,801**
20th May 2005	**5.28**	**–**	**27,746**	**(8)**	**(289)**	**27,449**
		74,773	**27,746**	**(34,493)**	**(2,317)**	**65,709**
2004						
28th February 2002	4.90	59,480	–	(23,436)	(3,309)	32,735
12th May 2002	5.09	3,031	–	(685)	(459)	1,887
6th June 2003	5.08	23,378	–	(5,433)	(1,837)	16,108
28th May 2004	5.47	–	24,374	–	(331)	24,043
		85,889	24,374	(29,554)	(5,936)	74,773

	2005 '000	2004 '000
Number of share options vested at balance sheet date ('000)	–	–

Details of share options exercised during the year are as follows :

Date exercised	Exercise price RM/share	Number of share options exercised '000	Considerations received RM Million
2005			
July – September 2004	**4.90**	**2,715**	**13.3**
	5.08	**801**	**4.1**
	5.09	**128**	**0.7**
	5.47	**37**	**0.2**
October – December 2004	**4.90**	**12,704**	**62.2**
	5.08	**3,010**	**15.3**
	5.09	**500**	**2.5**
	5.47	**321**	**1.8**
January – March 2005	**4.90**	**5,673**	**27.8**
	5.08	**2,934**	**14.9**
	5.09	**309**	**1.5**
	5.47	**3,445**	**18.8**

9 SHARE CAPITAL (continued)

Details of share options exercised during the year are as follows :

Date exercised	Exercise price RM/share	Number of share options exercised '000	Considerations received RM Million
2005			
April – June 2005	**4.90**	**1,264**	**6.2**
	5.08	**419**	**2.1**
	5.09	**31**	**0.1**
	5.47	**194**	**1.1**
	5.28	**8**	**0.1**
		34,493	**172.7**
Less : Par value of ordinary shares			**(17.2)**
Share premium			**155.5**
2004			
July – September 2003	4.90	46	0.2
	5.08	5	0.1
October – December 2003	4.90	990	4.8
	5.08	196	1.0
	5.09	6	0.1
January – March 2004	4.90	12,863	63.0
	5.08	2,680	13.6
	5.09	238	1.2
April – June 2004	4.90	9,537	46.8
	5.08	2,552	13.0
	5.09	441	2.2
		29,554	146.0
Less : Par value of ordinary shares			(14.8)
Share premium			131.2

The fair value of shares of the Company at the exercise dates ranged from RM5.40 to RM6.65 per share (2004 : RM5.00 to RM6.20 per share).

10 RESERVES

Group	Non – distributable Share premium	Revaluation reserves	Capital reserves	Exchange reserves	Distributable Retained profits	Total
2005						
At 1st July 2004	**2,515.4**	**76.0**	**209.2**	**620.6**	**3,825.6**	**7,246.8**
Currency translation differences	**–**	**–**	**–**	**128.6**	**–**	**128.6**
Effect of dilution of interest in an associated company	**–**	**–**	**2.6**	**–**	**(1.4)**	**1.2**
Goodwill written off	**–**	**–**	**–**	**–**	**(1,046.3)**	**(1,046.3)**
Transfers within reserves on realisation	**–**	**(3.8)**	**–**	**–**	**3.8**	**–**
Net profit for the year	**–**	**–**	**–**	**–**	**801.2**	**801.2**
Dividends for year ended						
- Final dividend (30th June 2004)	**–**	**–**	**–**	**–**	**(391.0)**	**(391.0)**
- Interim dividend (30th June 2005)	**–**	**–**	**–**	**–**	**(86.0)**	**(86.0)**
Issue of shares	**155.5**	**–**	**–**	**–**	**–**	**155.5**
At 30th June 2005	**2,670.9**	**72.2**	**211.8**	**749.2**	**3,105.9**	**6,810.0**
2004						
At 1st July 2003	2,384.2	78.2	209.2	578.2	3,556.3	6,806.1
Currency translation differences	–	–	–	42.4	–	42.4
Goodwill written off	–	–	–	–	(206.0)	(206.0)
Transfers within reserves on realisation	–	(2.2)	–	–	2.2	–
Net profit for the year	–	–	–	–	918.7	918.7
Dividends for year ended						
- Final dividend (30th June 2003)	–	–	–	–	(361.1)	(361.1)
- Interim dividend (30th June 2004)	–	–	–	–	(84.5)	(84.5)
Issue of shares	131.2	–	–	–	–	131.2
At 30th June 2004	2,515.4	76.0	209.2	620.6	3,825.6	7,246.8

Company	Share premium	Revaluation reserves	Capital reserves	Exchange reserves	Retained profits	Total
2005						
At 1st July 2004	**2,515.4**	**–**	**316.7**	**–**	**976.3**	**3,808.4**
Transfers within reserves on realisation	**–**	**–**	**(1.7)**	**–**	**1.7**	**–**
Net profit for the year	**–**	**–**	**–**	**–**	**493.4**	**493.4**
Dividends for year ended						
- Final dividend (30th June 2004)	**–**	**–**	**–**	**–**	**(391.0)**	**(391.0)**
- Interim dividend (30th June 2005)	**–**	**–**	**–**	**–**	**(86.0)**	**(86.0)**
Issue of shares	**155.5**	**–**	**–**	**–**	**–**	**155.5**
At 30th June 2005	**2,670.9**	**–**	**315.0**	**–**	**994.4**	**3,980.3**
2004						
At 1st July 2003	2,384.2	–	363.7	–	924.7	3,672.6
Transfers within reserves on realisation	–	–	(47.0)	–	47.0	–
Net profit for the year	–	–	–	–	450.2	450.2
Dividends for year ended						
- Final dividend (30th June 2003)	–	–	–	–	(361.1)	(361.1)
- Interim dividend (30th June 2004)	–	–	–	–	(84.5)	(84.5)
Issue of shares	131.2	–	–	–	–	131.2
At 30th June 2004	2,515.4	–	316.7	–	976.3	3,808.4

The Group's revaluation reserves relate mainly to revaluation made in 1978 of the land and buildings of the Group's plantations in Malaysia. Capital reserves represent retained profits capitalised by subsidiary companies.

There are sufficient Malaysian and Singaporean tax credits available to frank approximately RM2,507.9 million (2004 : RM2,308.9 million) and RM565.8 million (2004 : RM592.8 million) of the retained profits of the Group and the Company respectively if paid out as dividends. In addition, the Group and the Company have tax exempt accounts available to frank tax exempt dividends amounting to approximately RM564.5 million (2004 : RM698.2 million) and RM392.0 million (2004 : RM466.6 million) respectively.

11 LOANS AND FINANCING

	Group		Company	
	2005	2004	**2005**	2004
Non current				
Term loans – secured	**132.6**	25.3	**–**	–
Term loans – unsecured	**1,221.4**	1,207.9	**–**	–
Al Murabahah Medium Term Notes – unsecured (Note 12)	**500.0**	500.0	**500.0**	500.0
	1,854.0	1,733.2	**500.0**	500.0
Current				
Bank overdrafts				
- secured (Note 19)	**2.8**	–	**–**	–
- unsecured (Note 19)	**25.3**	32.1	**–**	–
Portion of term loans due within one year				
- secured	**24.1**	18.4	**–**	–
- unsecured	**11.7**	54.1	**–**	–
Other short term borrowings				
- secured	**47.6**	–	**–**	–
- unsecured	**725.5**	533.0	**–**	–
	837.0	637.6	**–**	–
	2,691.0	2,370.8	**500.0**	500.0

Included in unsecured term loans is an amount of RM37.4 million (2004 – RM59.9 million) in respect of the 12% cumulative subordinated unconvertible redeemable unsecured loan stocks issued by one of the Group's subsidiary companies in Malaysia. The repayment of the loan stocks is subordinated to all unsecured facilities of the subsidiary company. The loan stocks are redeemable at par at any date determined by the subsidiary company's directors up to 31st December 2023.

The secured term loans, bank overdrafts and other short term borrowings are secured by fixed and floating charges over property, plant and equipment, property development project and other assets of certain subsidiary companies.

	Group		Company	
	2005	2004	**2005**	2004
The average effective interest rates/profit margin are as follows:	%		%	
Term loans:				
- before interest rate swaps	**4.63**	3.33	**–**	–
- after interest rate swaps	**4.47**	3.34	**–**	–
Al Murabahah Medium Term Notes	**4.38**	4.38	**4.38**	4.38
Bank overdrafts	**7.28**	6.29	**–**	–
Other short term borrowings	**3.97**	3.13	**–**	–

Term loans and Al Murabahah Medium Term Notes are subject to the following maturity periods:

	Group		Company	
	2005	2004	**2005**	2004
Within 1 year	**35.8**	72.5	**–**	–
Between 1 and 2 years	**257.9**	46.9	**–**	–
Between 2 and 5 years	**1,439.3**	300.0	**500.0**	–
After 5 years	**156.8**	1,386.3	**–**	500.0
	1,889.8	1,805.7	**500.0**	500.0

Conventional term loans that are subject to contractual interest rates repricing within 1 year amounted to RM1,187.8 million (2004 : RM1,150.8 million).

12 AL MURABAHAH MEDIUM TERM NOTES - UNSECURED

On 6th February 2003, the Company issued RM500 million Al Murabahah Medium Term Notes under the RM1,500 million Al Murabahah Commercial Paper ('MCP') and Medium Term Notes ('MMTN') Programme ('Programme') at par with a profit rate of 4.38% per annum.

Salient features of the Programme are as follows:

1) *Total outstanding nominal value of the MCP and MMTN (collectively known as 'Notes') shall not exceed RM1,500 million subject to a* sub-limit of RM500 million for the MCP.

2) The tenure of the Programme is up to seven years from date of the first issuance of any Notes under the Programme.

3) MCP has a maturity of 12 months or below and are mandatorily redeemed at nominal value upon maturity date. The profit for the MCP is payable on maturity of the MCP.

4) MMTN has a maturity of 1 year but not more than 7 years and on condition that the MMTN mature prior to the expiry of the tenure of the Programme. The MMTN are mandatorily redeemed at nominal value upon maturity date. The profit for the MMTN is payable either in fixed amounts at the end of each profit period or upon maturity of the MMTN.

As at 30th June 2005, the proceeds of the MMTN have been utilised to fund capital expenditure and investments of the Group.

13 DEFERRED TAXATION

The following amounts, determined after appropriate offsetting, are shown in the balance sheet :

	Group		Company	
	2005	2004	**2005**	2004
Deferred taxation assets	**368.0**	331.0	**1.1**	–
Deferred taxation liabilities	**(233.0)**	(243.7)	**–**	(0.4)
	135.0	87.3	**1.1**	(0.4)

The movements during the year relating to deferred tax are as follows:

	Group		Company	
	2005	2004	**2005**	2004
At 1st July	**87.3**	25.7	**(0.4)**	(0.4)
Credited to income statement	**26.2**	3.6	**1.5**	–
Acquisition of subsidiary companies	**16.7**	4.1	**–**	–
Disposal of subsidiary companies	**–**	57.5	**–**	–
Exchange differences	**4.8**	(3.6)	**–**	–
At 30th June	**135.0**	87.3	**1.1**	(0.4)

13 DEFERRED TAXATION (continued)

The components and movements of deferred taxation liabilities and assets during the year comprise the following:

Group

Deferred taxation liabilities

	Property, plant And equipment	Land held for property development	Others	Total
2005				
At 1st July 2004	**186.8**	**59.1**	**22.5**	**268.4**
Credited to income statement	**(12.9)**	**–**	**(11.8)**	**(24.7)**
Acquisition of subsidiary companies	**1.9**	**–**	**1.9**	**3.8**
Exchange differences	**0.1**	**–**	**1.0**	**1.1**
	175.9	**59.1**	**13.6**	**248.6**
Offsetting				**(15.6)**
At 30th June 2005				**233.0**
2004				
At 1st July 2003	261.1	59.1	20.1	340.3
(Credited)/charged to income statement	(8.1)	–	1.6	(6.5)
Disposal of subsidiary companies	(67.2)	–	(0.6)	(67.8)
Exchange differences	1.0	–	1.4	2.4
	186.8	59.1	22.5	268.4
Offsetting				(24.7)
At 30th June 2004				243.7

Deferred taxation assets

	Provisions	Land held for development	Property, plant and equipment	Property development cost	Tax losses	Others	Total
2005							
At 1st July 2004	**83.2**	**146.7**	**12.5**	**51.9**	**22.7**	**38.7**	**355.7**
Credited/(charged) to income statement	**22.9**	**(6.8)**	**(1.0)**	**(10.0)**	**(1.0)**	**(2.6)**	**1.5**
Acquisition of subsidiary companies	**9.1**	**–**	**–**	**–**	**5.6**	**5.8**	**20.5**
Exchange differences	**5.9**	**–**	**–**	**–**	**0.4**	**(0.4)**	**5.9**
	121.1	**139.9**	**11.5**	**41.9**	**27.7**	**41.5**	**383.6**
Offsetting							**(15.6)**
At 30th June 2005							**368.0**
2004							
At 1st July 2003	84.2	160.2	12.5	67.0	10.1	32.0	366.0
Credited/(charged) to income statement	2.1	(13.5)	–	(15.1)	15.1	8.5	(2.9)
Acquisition of subsidiary companies	4.1	–	–	–	–	–	4.1
Disposal of subsidiary companies	(9.2)	–	–	–	(0.4)	(0.7)	(10.3)
Exchange differences	2.0	–	–	–	(2.1)	(1.1)	(1.2)
	83.2	146.7	12.5	51.9	22.7	38.7	355.7
Offsetting							(24.7)
At 30th June 2004							331.0

Company

Deferred taxation assets/(liabilities)	2005 Property, plant and equipment	2005 Others	2005 Total	2004 Property, plant and equipment
At 1st July	**(0.4)**	**–**	**(0.4)**	(0.4)
Credited to income statement	**–**	**1.5**	**1.5**	–
At 30th June	**(0.4)**	**1.5**	**1.1**	(0.4)

14 INVENTORIES

	Group		Company	
	2005	2004	**2005**	2004
Produce stocks	**39.1**	25.9	**-**	-
Trading inventories:				
Heavy equipment	**1,233.5**	744.6	**-**	-
Motor vehicles	**1,441.8**	1,114.9	**-**	-
Commodities and others	**316.9**	276.0	**-**	-
Completed development units	**100.0**	107.8	**-**	-
Materials and consumable stores	**174.8**	105.5	**1.9**	0.9
	3,306.1	2,374.7	**1.9**	0.9

The carrying value of trading inventories includes RM301.4 million (2004 : RM131.5 million) stated at net realisable values.

15 PROPERTY DEVELOPMENT COSTS - GROUP

	2005	2004
Development costs		
At 1st July	**1,736.5**	1,442.0
Development costs incurred during the year	**618.1**	518.9
Transfer from property, plant and equipment (Note 27)	**4.1**	–
Transfer from land held for property development (Note 26)	**23.9**	31.6
Units transferred to inventories	**(2.1)**	(8.9)
Completed development units and land sold	**(400.2)**	(247.1)
At 30th June	**1,980.3**	1,736.5
Costs recognised in income statement		
At 1st July	**(1,010.4)**	(847.5)
Recognised during the year	**(604.7)**	(410.0)
Completed development units and land sold	**400.2**	247.1
At 30th June	**(1,214.9)**	(1,010.4)
At 30th June	**765.4**	726.1

Development costs is analysed as follows:

	2005	2004
Freehold land at cost	**164.2**	161.4
Long leasehold land at cost	**4.1**	–
Development costs	**1,812.0**	1,575.1
Costs recognised in income statement	**(1,214.9)**	(1,010.4)
At 30th June	**765.4**	726.1

Property development project of a subsidiary company with net book value of RM82.5 million (2004 : RM NIL million) is charged to a bank as security for borrowings (Note 11).

16 TRADE AND OTHER RECEIVABLES

	Group		Company	
	2005	2004	**2005**	2004
Trade receivables less allowance for doubtful debts of RM283.6 million (2004 : RM79.4 million) for the Group and RM0.1 million (2004 : RM0.1 million) for the Company	**1,813.7**	1,774.7	**5.2**	4.7
Accrued billings	**126.7**	63.1	**–**	–
Amounts due from customers on construction contracts (Note 17)	**287.6**	96.0	**–**	–
Amounts due from associated companies	**48.8**	68.7	**0.2**	1.2
Amounts due from jointly controlled entities	**0.5**	–	**–**	–
Other receivables less allowance for doubtful debts of RM12.0 million (2004 : RM4.8 million) for the Group and RM0.1 million (2004 : RM NIL million) for the Company	**239.7**	253.6	**12.4**	73.4
Deposits	**43.3**	37.2	**1.5**	1.5
Prepayments	**45.4**	62.7	**0.3**	0.4
Net investments in finance lease after deducting unearned finance income of RM38.8 million (2004 : RM37.3 million) and allowance for doubtful debts of RM8.7 million (2004 : RM8.1 million)	**250.3**	235.3	**–**	–
	2,856.0	2,591.3	**19.6**	81.2

	Group	
	2005	2004
Gross investments in finance lease:		
Not later than 1 year	**297.8**	280.7
Later than 1 year and not later than 5 years	**483.5**	444.2
Later than 5 years	**40.8**	29.0
	822.1	753.9
Unearned finance income	**(81.5)**	(78.9)
Allowance for doubtful debts	**(24.6)**	(22.3)
Net investments in finance lease	**716.0**	652.7

The effective interest rates applicable on net investments in finance lease ranged from 4.68% to 16.70% (2004 : 7.07% to 13.11%).

Representing :	Group	
	2005	2004
Current receivable	**250.3**	235.3
Non-current receivable	**465.7**	417.4
	716.0	652.7
Net investments in finance lease:		
Not later than 1 year	**250.3**	235.3
Later than 1 year and not later than 5 years	**428.2**	390.4
Later than 5 years	**37.5**	27.0
	716.0	652.7

Credit terms of trade receivables and amounts due from customers range from 7 to 180 days (2004 : 14 to 180 days).

17 CONSTRUCTION CONTRACTS – GROUP

	2005	2004
Aggregate costs incurred	**1,851.6**	1,304.4
Recognised profits less losses to date	**154.0**	183.4
	2,005.6	1,487.8
Progress billings	**(1,722.8)**	(1,448.0)
	282.8	39.8
Represented by:		
Amounts due from customers (Note 16)	**287.6**	96.0
Amounts due to customers (Note 20)	**(4.8)**	(56.2)
	282.8	39.8
Retention on contracts	**1.9**	1.3

18 CASH HELD UNDER HOUSING DEVELOPMENT ACCOUNTS

Cash held under the Housing Development Accounts represents monies received from purchasers of residential properties less payments or withdrawals in accordance with Malaysian Housing Developers (Control and Licensing) Act 1966, and Singaporean Housing Developers (Control and Licensing) Act (Cap 130). The amounts are held at call with banks.

19 BANK BALANCES, DEPOSITS AND CASH

	Group		Company	
	2005	2004	**2005**	2004
Deposits with licensed banks	**1,233.1**	1,380.1	**95.0**	195.1
Deposits with finance companies	**75.4**	310.0	**–**	30.3
Deposits with other corporations	**164.9**	302.2	**65.0**	70.0
Cash at bank and in hand	**708.1**	581.8	**2.5**	3.2
	2,181.5	2,574.1	**162.5**	298.6

Effective interest rates are as follows:	**2005** %	2004 %	**2005** %	2004 %
Deposits with licensed banks	**0.10 – 6.65**	0.20 – 10.00	**2.62 – 2.72**	2.62 – 2.76
Deposits with finance companies	**2.70 – 2.77**	2.70 – 3.00	**–**	2.80
Deposits with other corporations	**2.66 – 3.00**	2.06 – 2.83	**2.66**	2.73
Cash at bank	**0.00 – 4.78**	0.00 – 4.78	**–**	–

Deposits of the Group and Company have maturity periods ranging from on call basis to 1 year. Bank balances are deposits held at call with banks.

For the purpose of the cash flow statement, the cash and cash equivalents at year end comprised the following:

	Group		Company	
	2005	2004	**2005**	2004
Bank balances, deposits and cash	**2,181.5**	2,574.1	**162.5**	298.6
Bank overdrafts – secured (Note 11)	**(2.8)**	–	**–**	–
Bank overdrafts – unsecured (Note 11)	**(25.3)**	(32.1)	**–**	–
	2,153.4	2,542.0	**162.5**	298.6

20 TRADE AND OTHER PAYABLES

	Group 2005	Group 2004	Company 2005	Company 2004
Trade payables	**2,036.2**	1,772.5	**0.9**	1.3
Trade accruals	**1,693.8**	1,131.0	**27.9**	28.9
Progress billings	**17.9**	2.6	**–**	–
Amount due to customers on construction contracts (Note 17)	**4.8**	56.2	**–**	–
	3,752.7	2,962.3	**28.8**	30.2

Credit terms of trade payables and amounts due to customers range from 1 to 180 days (2004 : 1 to 180 days).

21 PROVISIONS

Group **2005**	Maintenance and warranty	Property development	Reorganisation expenses	Provision for future obligations	Retirement benefits	Total
At 1st July 2004	**68.3**	**8.5**	**–**	**77.1**	**–**	**153.9**
Exchange differences	**1.9**	**–**	**–**	**–**	**–**	**1.9**
Additions	**115.4**	**–**	**–**	**55.0**	**–**	**170.4**
Unused amounts reversed	**(40.7)**	**(1.0)**	**–**	**(2.1)**	**–**	**(43.8)**
Charged/(writeback) to income statement	**74.7**	**(1.0)**	**–**	**52.9**	**–**	**126.6**
Disposal of subsidiary companies	**(4.4)**	**–**	**–**	**–**	**–**	**(4.4)**
Acquisition of subsidiary companies	**37.4**	**–**	**–**	**–**	**–**	**37.4**
Set off against jointly controlled entities	**–**	**–**	**–**	**(129.5)**	**–**	**(129.5)**
Utilised	**(57.9)**	**–**	**–**	**–**	**–**	**(57.9)**
Transfer from accruals	**2.6**	**–**	**–**	**–**	**–**	**2.6**
At 30th June 2005	**122.6**	**7.5**	**–**	**0.5**	**–**	**130.6**
2004						
At 1st July 2003	70.7	8.5	0.2	–	15.7	95.1
Exchange differences	0.6	–	–	–	–	0.6
Additions	65.1	–	0.4	77.1	–	142.6
Unused amounts reversed	(24.5)	–	(0.1)	–	–	(24.6)
Charged to income statement	40.6	–	0.3	77.1	–	118.0
Disposal of subsidiary companies	(7.7)	–	–	–	–	(7.7)
Utilised	(38.8)	–	(0.5)	–	–	(39.3)
Transfer from/(to) accruals	2.9	–	–	–	(15.7)	(12.8)
At 30th June 2004	68.3	8.5	–	77.1	–	153.9

Company

2005	Retirement benefits	Total
At 1st July 2004	**–**	**–**
Transfer to accruals	**–**	**–**
At 30th June 2005	**–**	**–**
2004		
At 1st July 2003	0.5	0.5
Transfer to accruals	(0.5)	(0.5)
At 30th June 2004	–	–

22 INVESTMENTS

	Group		Company	
	2005	2004	**2005**	2004
Current				
At cost				
Marketable securities – corporate bonds	**26.8**	–	**–**	–
Market value	**29.3**	–	**–**	–
Non-current				
At Cost				
Quoted shares				
In Malaysia	**12.6**	13.6	**6.1**	7.1
Outside Malaysia	**0.5**	116.7	**0.4**	0.2
Marketable securities – corporate bonds	**–**	609.8	**–**	–
Unquoted shares				
In Malaysia	**113.1**	111.4	**–**	–
Outside Malaysia	**38.1**	36.2	**–**	–
	164.3	887.7	**6.5**	7.3
Accumulated impairment losses				
Quoted shares	**(8.5)**	–	**(3.6)**	–
Marketable securities – corporate bonds	**–**	(1.4)	**–**	–
Carrying amount	**155.8**	886.3	**2.9**	7.3

	2005		2004	
	Carrying amount	**Market value**	Carrying amount	Market value
Group				
Quoted shares				
In Malaysia	**4.1**	**4.1**	13.6	24.9
Outside Malaysia	**0.5**	**3.0**	116.7	152.6
	4.6	**7.1**	130.3	177.5
Marketable securities – corporate bonds	**–**	**–**	608.4	617.2
	4.6	**7.1**	738.7	794.7
Unquoted shares				
In Malaysia	**113.1**		111.4	
Outside Malaysia	**38.1**		36.2	
	155.8		886.3	
Company				
Quoted shares				
In Malaysia	**2.5**	**2.5**	7.1	16.5
Outside Malaysia	**0.4**	**3.6**	0.2	3.1
	2.9	**6.1**	7.3	19.6

Effective interest rates and maturity periods of the marketable securities are as follows:

	Group			
	Carrying Amount		**Effective interest rates (%)**	
	2005	2004	**2005**	2004
Within 1 year	**26.8**	–	**1.80 – 3.40**	–
Between 1 and 2 years	**–**	413.2	**–**	0.65 – 4.00
Between 2 and 5 years	**–**	195.2	**–**	4.15 – 4.55
	26.8	608.4		

23 ASSOCIATED COMPANIES

	Group		Company	
	2005	2004	**2005**	2004
Quoted shares	**506.4**	4.1	**–**	–
Unquoted shares	**558.0**	531.8	**193.3**	193.3
Share of post acquisition reserves	**66.8**	79.4	**–**	–
Goodwill written off	**(295.1)**	–	**–**	–
Impairment losses	**(20.4)**	–	**–**	–
Share of associated companies' net assets, excluding goodwill	**815.7**	615.3	**193.3**	193.3
Market value of quoted associated companies	**552.0**	100.6	**–**	–
Share of contingent liabilities	**–**	1.4	**–**	–

The Group's equity interest in the associated companies, their respective principal activities, countries of incorporation and principal places of business are shown in Note 40.

24 JOINTLY CONTROLLED ENTITIES - GROUP

The Group's interest in the assets and liabilities, revenue and expenses of the jointly controlled entities is as follows:

	2005	2004
Current assets	**90.3**	58.2
Current liabilities	**(90.6)**	(53.7)
Net assets	**(0.3)**	4.5
Revenue	**102.6**	51.0
Expenses	**(177.0)**	(126.6)
	(74.4)	(75.6)
Share of capital commitments	**–**	–
Share of contingent liabilities	**–**	–

Details of the jointly controlled entities are as follows:

Name	**Principal activities**	**Group effective interest (%)**	
		2005	2004
Malaysia - China Hydro Joint Venture	Engineering, procurement and construction work	25.0	25.0
Tennamaram Biomass Sdn. Bhd.	Supply, delivery and sale of electrical energy to Tenaga Nasional Berhad	70.0	70.0
Island Power Holdings Pte. Ltd.	Generation and supply of electrical power	–	50.0
Sime Engineering Sdn. Bhd - Edwards & Sons Joint Venture	Procurement and construction work	35.7	35.7
Sime – Lum Chang Joint Venture	Engineering, procurement and construction work	35.0	35.0
Sime Engineering – SembCorp Malaysia Joint Venture	Engineering, procurement and construction for the MLNG Tiga Project	35.0	35.0
Sime Engineering – SembCorp Malaysia Joint Venture	Engineering, procurement and construction for the Janamanjung Project	35.0	35.0

25 SUBSIDIARY COMPANIES - COMPANY

	2005		2004	
	Carrying amount	**Market value**	Carrying amount	Market value
Shares at cost:				
Quoted in Malaysia	**782.1**	**1,949.3**	782.1	1,927.5
Unquoted	**2,003.9**		1,922.5	
	2,786.0		2,704.6	
Amounts owing by subsidiary companies	**2,580.0**		2,271.3	
Amounts owing to subsidiary companies	**(51.2)**		(47.2)	
	5,314.8		4,928.7	

The amounts owing to subsidiary companies were unsecured and interest free with no fixed terms of repayment.

The Group's equity interest in the subsidiary companies, their respective principal activities, countries of incorporation and principal places of business are shown in Note 40.

26 LAND HELD FOR PROPERTY DEVELOPMENT - GROUP

	2005	2004
At 1st July	**251.5**	234.3
Additions	**55.6**	49.0
Disposals	**-**	(1.9)
Transfer from property, plant and equipment (Note 27)	**26.4**	1.7
Transfer to property development costs (Note 15)	**(23.9)**	(31.6)
At 30th June	**309.6**	251.5

The land held for property development is analysed as follows:

	2005	2004
Freehold land at cost	**100.8**	79.1
Long leasehold land at cost	**208.8**	172.4
At 30th June	**309.6**	251.5

27 PROPERTY, PLANT AND EQUIPMENT

Group 2005 Cost/Valuation	Land: Freehold	Land: Long leasehold	Land: Short leasehold	Buildings	Plant and machinery	Vehicles, equipment and fixtures	Capital work in progress	Total
Net book value at beginning of year	**1,063.0**	**509.4**	**153.8**	**1,207.4**	**856.2**	**484.4**	**69.2**	**4,343.4**
Exchange rate adjustments	**7.3**	**1.5**	**0.8**	**54.4**	**10.4**	**26.4**	**2.0**	**102.8**
Disposal of subsidiary companies	**–**	**–**	**–**	**(4.6)**	**–**	**(8.1)**	**–**	**(12.7)**
Acquisition of subsidiary companies	**11.4**	**–**	**–**	**47.3**	**28.9**	**7.6**	**0.5**	**95.7**
Additions	**4.3**	**3.7**	**33.8**	**43.5**	**45.7**	**326.4**	**85.9**	**543.3**
Disposals and write offs	**(46.8)**	**–**	**–**	**(62.5)**	**(12.4)**	**(137.5)**	**(5.6)**	**(264.8)**
Impairment losses	**(4.2)**	**–**	**–**	**(12.4)**	**(3.2)**	**–**	**–**	**(19.8)**
Reclassification of assets	**–**	**(33.1)**	**24.9**	**13.0**	**6.1**	**2.9**	**(13.8)**	**–**
Reclassification to land held for property development	**(0.3)**	**–**	**–**	**(26.1)**	**–**	**–**	**–**	**(26.4)**
Reclassification to property development costs	**–**	**–**	**–**	**(4.1)**	**–**	**–**	**–**	**(4.1)**
Depreciation	**–**	**(2.5)**	**(8.0)**	**(65.2)**	**(106.4)**	**(178.5)**	**–**	**(360.6)**
Net book value at end of year	**1,034.7**	**479.0**	**205.3**	**1,190.7**	**825.3**	**523.6**	**138.2**	**4,396.8**
Cost	**788.2**	**461.9**	**244.3**	**1,886.7**	**2,696.8**	**1,794.1**	**140.6**	**8,012.6**
Valuation	**253.1**	**42.1**	**5.8**	**140.1**	**–**	**–**	**–**	**441.1**
Accumulated depreciation	**–**	**(25.0)**	**(44.8)**	**(734.6)**	**(1,812.1)**	**(1,268.1)**	**–**	**(3,884.6)**
Accumulated impairment losses	**(6.6)**	**–**	**–**	**(101.5)**	**(59.4)**	**(2.4)**	**(2.4)**	**(172.3)**
Net book value at end of year	**1,034.7**	**479.0**	**205.3**	**1,190.7**	**825.3**	**523.6**	**138.2**	**4,396.8**
2004								
Cost	812.3	489.8	184.8	1,818.5	2,618.1	1,576.4	71.6	7,571.5
Valuation	253.1	42.1	5.8	147.4	–	–	–	448.4
Accumulated depreciation	–	(22.5)	(36.8)	(669.4)	(1,705.7)	(1,089.6)	–	(3,524.0)
Accumulated impairment losses	(2.4)	–	–	(89.1)	(56.2)	(2.4)	(2.4)	(152.5)
Net book value at end of year	1,063.0	509.4	153.8	1,207.4	856.2	484.4	69.2	4,343.4

Property, plant and equipment of certain subsidiary companies with net book value of RM167.3 million (2004 : RM61.6 million) are charged to banks as security for borrowings (Note 11).

Company

	2005 Vehicles, equipment and fixtures	2004 Vehicles, equipment and fixtures
Net book value at beginning of year	**9.0**	7.7
Additions	**9.8**	6.4
Disposals	**(1.9)**	(1.1)
Depreciation	**(3.9)**	(4.0)
Net book value at end of year	**13.0**	9.0
Cost	**39.8**	34.1
Accumulated depreciation	**(26.8)**	(25.1)
Net book value at end of year	**13.0**	9.0

28 INTANGIBLE ASSETS - GROUP

	2005	2004
At beginning of year	**69.9**	37.3
Exchange difference	**0.2**	–
Additions	**-**	34.9
Acquisition of subsidiaries	**5.2**	–
Amortisation	**(2.7)**	(2.3)
Net book value	**72.6**	69.9
Cost	**77.9**	72.5
Accumulated amortisation	**(5.3)**	(2.6)
Net book value	**72.6**	69.9

29 CONTINGENT LIABILITIES AND COMMITMENTS

	Group		Company	
	2005	2004	**2005**	2004
Unsecured contingencies:				
Trade and performance guarantees	**2,266.0**	1,794.9	**250.3**	255.0
Claims pending against subsidiary companies	**81.1**	20.6	**-**	–
Guarantees and contingencies relating to the borrowings of subsidiary companies	**-**	–	**929.8**	971.2
	2,347.1	1,815.5	**1,180.1**	1,226.2
Authorised capital expenditure for property, plant and equipment not provided for in the financial statements:				
Contracted	**132.1**	156.3	–	–
Not contracted	**380.1**	110.8	–	–
	512.2	267.1	–	–
Commitments under non-cancellable operating leases:				
Expiring within 1 year	**92.5**	66.3	**0.2**	0.2
Expiring between 1 and 5 years	**213.3**	122.6	**0.7**	0.5
Expiring after 5 years	**192.0**	152.1	**0.1**	0.2
	497.8	341.0	**1.0**	0.9

(a) Berkeley Sdn. Bhd. ("BSB") commenced a legal suit against Consolidated Plantations Berhad ("CPB") alleging breach of a sale and purchase agreement on the basis that CPB had failed to deliver a subdivided title in respect of 85 acres of land (the "Property") purchased by BSB. The decree for specific performance of the agreement sought by BSB has since become a legal impossibility as the Property had been compulsorily acquired by the Selangor State Government. BSB also seeks damages for the loss of anticipated profits from the development of the land amounting to RM54,431,240.00 or alternatively RM34,152,136.00, being the respective amount of profits which BSB alleges it would have made had the subdivision been obtained by CPB during two windows of opportunity or periods in 1984 and 1990 respectively.

BSB's claim for damages was dismissed with costs by the High Court on 9th March 2002 and BSB had appealed to the Court of Appeal on 27th March 2002. No date of hearing has been fixed by the Court of Appeal. CPB's solicitors are optimistic of sustaining the judgement on appeal.

29 CONTINGENT LIABILITIES AND COMMITMENTS (continued)

(b) Certain minority shareholders of Sime Bank Berhad ('Sime Bank') had taken legal action against Sime Darby Berhad ("SDB") for failing to make a general offer to the rest of the shareholders when 60.35% of the equity of Sime Bank was acquired. As the plaintiffs' shares in Sime Bank have since been acquired by RHB Bank Berhad, the plaintiffs have dropped their claim for the declaration of the said mandatory general offer to acquire the plaintiffs' shares and confined their claim to unspecified damages instead. On 31st March 2003, the High Court had decided in favour of the minority shareholders. However, the quantum of damages and costs to be awarded to the plaintiffs have yet to be assessed, and the assessment proceedings are now fixed for mention before the Registrar on 1st December 2005.

SDB filed notices of appeal against the decision of the High Court on 24th April 2003. These appeals came up for hearing on 28th July 2004 and the Court of Appeal directed the parties to put in written submissions. The Court of Appeal has now fixed the appeals for oral submissions on 7th and 8th September 2005. Meanwhile, two other former shareholders of Sime Bank have initiated actions of a similar nature against SDB.

(c) Sime Bank had financed certain transactions of Teras Cemerlang Sdn. Bhd. ("TCSB"), which securities were pledged to Sime Bank. Sime Bank sued TCSB for failing to repay the facility granted to it and TCSB filed a counterclaim against Sime Bank, Sime Securities Sdn. Bhd. ("SS"), SDB and Shafiq Sit Abdullah ('SSA"), alleging that SDB as the ultimate owners of SS and the employer of SSA, are vicariously responsible for the transactions allegedly carried out by SSA in dealings between SS and TCSB.

SDB filed an application to strike out TCSB's claim against it. On 9th October 2002, TCSB filed an application for stay of the striking out proceedings on the grounds that as TCSB was in Special Administration, then there ought to be a moratorium and the Court had granted a stay of these applications. SDB had filed an appeal to the Court of Appeal against this decision. No hearing date has been fixed by the Court of Appeal as yet. Meanwhile, the Court has now fixed the main action (i.e. Sime Bank claim and TCSB's counterclaim) for mention on 1st September 2005 to enable the provisional liquidator to consider whether to proceed with the matter.

SDB's solicitors are of the opinion that the moratorium imposed by virtue of the Danaharta Act cannot possibly apply in relation to the application to strike out. SDB's solicitors are of the view that there is no reasonable cause of action against SDB.

CASH FLOW STATEMENTS

30 OTHER NON-CASH ITEMS

	Group		Company	
	2005	2004	**2005**	2004
Other non cash items include:				
Amortisation of intangible assets	**2.7**	2.3	**–**	–
Allowance for doubtful debts	**58.2**	16.9	**–**	–
Writeback of allowance for doubtful debts	**(24.2)**	(23.2)	**–**	–
Writeoff of property, plant and equipment	**50.1**	6.9	**–**	0.1
Others	**–**	6.7	**(0.2)**	–
	86.8	9.6	**(0.2)**	0.1

31 NET CASH (OUTFLOW)/INFLOW FROM INVESTING ACTIVITIES

	Group		Company	
	2005	2004	**2005**	2004
Interest received	**70.8**	63.4	**26.0**	34.5
Investment income received	**23.1**	38.4	**0.9**	0.6
Purchase of investments	**(4.0)**	(487.8)	**(0.3)**	(1.3)
Increase in amounts owing by subsidiary companies	**–**	–	**(308.1)**	487.8
Purchase of subsidiary companies (Note 33)	**(762.9)**	(233.8)	**–**	–
Purchase of additional shares in existing subsidiary companies	**(200.0)**	–	**(81.4)**	(190.3)
Purchase of associated companies	**(509.6)**	(220.7)	**–**	(191.6)
Capital repayment by an associated company	**5.4**	–	**–**	–
Capital distribution to minority interests in subsidiary companies	**–**	(38.8)	**–**	–
Purchase of property, plant and equipment	**(543.3)**	(549.7)	**(8.7)**	(6.5)
Purchase of intangible assets	**–**	(34.9)	**–**	–
Purchase of land held for property development	**(55.6)**	(49.0)	**–**	–
Proceeds from sale of investments	**791.1**	332.1	**–**	–
Proceeds from sale of subsidiary companies (Note 34)	**27.1**	155.7	**20.7**	72.3
Proceeds from sale of associated companies	**99.9**	312.4	**–**	–
Proceeds from sale of property, plant and equipment	**240.7**	338.1	**1.2**	1.9
Proceeds from shares issued to minority interests	**–**	4.7	**–**	–
Proceeds from sale of land held for property development	**–**	47.7	**–**	–
	(817.3)	(322.2)	**(349.7)**	207.4

32 NET CASH OUTFLOW FROM FINANCING ACTIVITIES

	Group		Company	
	2005	2004	**2005**	2004
Interest paid	**(96.5)**	(85.2)	**(21.9)**	(22.0)
Proceeds from shares issued by Sime Darby Berhad	**172.7**	146.0	**172.7**	145.9
Short term borrowings drawndown	**182.3**	269.8	**–**	–
Proceeds from term loans	**207.4**	15.7	**–**	–
Term loans repaid	**(176.0)**	(21.2)	**–**	–
Dividends paid to shareholders of Sime Darby Berhad	**(477.0)**	(445.6)	**(477.0)**	(445.5)
Dividends paid to minority interests in subsidiary companies	**(121.3)**	(63.1)	**–**	–
	(308.4)	(183.6)	**(326.2)**	(321.6)

33 ACQUISITION OF SUBSIDIARY COMPANIES - GROUP

Details of the assets, liabilities and net cash outflow arising from the acquisition of subsidiary companies are as follows:

	2005	2004
Property, plant and equipment	**(95.7)**	(30.0)
Intangible assets	**(5.2)**	–
Minority interests	**65.8**	1.4
Deferred taxation	**(16.7)**	(4.1)
Term loans	**62.8**	48.2
Cash and cash equivalents	**(217.7)**	(8.1)
Net current assets	**(77.7)**	(105.1)
Net assets acquired	**(284.4)**	(97.7)
Goodwill	**(696.2)**	(144.2)
Total cost of acquisition	**(980.6)**	(241.9)
Represented by:		
Cash paid for shares acquired	**(980.6)**	(241.9)
Add: Cash and cash equivalents of subsidiary companies acquired	**217.7**	8.1
Net cash outflow on acquisition of subsidiary companies	**(762.9)**	(233.8)

Transactions during the year ended 30th June 2005 comprised the following acquisitions:

Name of subsidiary companies acquired	Group's effective interest (%)	Effective acquisition date
Hyundai – Sime Darby Berhad (formerly known as Hyundai – Berjaya Corporation Berhad) and its subsidiary companies	98.9	6th December 2004
Hyumal Motor Sdn. Bhd. and its subsidiary company	51.0	6th December 2004
Inokom Corporation Sdn. Bhd.	53.5	8th February 2005

The acquisitions had the following effects on the Group's financial results for the year:

	2005	2004
Revenue	**877.2**	48.2
Operating profits	**134.0**	2.1
Interest (net)	**0.5**	(0.4)
Profit before taxation	**134.5**	1.7
Taxation	**(22.5)**	(0.4)
Profit after taxation	**112.0**	1.3
Minority interests	**(37.5)**	–
Net profit	**74.5**	1.3

The acquisitions had the following effects on the Group's financial position at the end of the year:

	2005	2004
Property, plant and equipment	**90.9**	31.4
Intangible assets	**4.4**	1.2
Minority interests	**(79.4)**	(1.4)
Deferred taxation	**35.3**	–
Term loans	**(50.0)**	(28.0)
Net current assets	**160.3**	86.7
Cash and cash equivalents	**197.4**	9.1
Group's share of net assets	**358.9**	99.0

34 DISPOSAL OF SUBSIDIARY COMPANIES - GROUP

Details of the assets, liabilities, and net cash inflow arising from the disposal of subsidiary companies are as follows :

	2005	2004
Property, plant and equipment	**12.7**	406.0
Term loans	**–**	(61.0)
Deferred tax	**–**	(57.5)
Cash and cash equivalents	**0.6**	72.6
Other net current assets/(liabilities)	**112.6**	(144.9)
Net assets disposed	**125.9**	215.2
Reclassified as associated company	**(2.6)**	–
Total disposal proceeds	**(27.7)**	(228.3)
Loss/(gain) on disposal to the Group	**95.6**	(13.1)
Represented by :		
Cash received for shares disposed	**27.7**	228.3
Less : Cash and cash equivalents of subsidiary companies disposed	**(0.6)**	(72.6)
Net cash inflow on disposal of subsidiary companies	**27.1**	155.7

The disposals had the following effects on the Group's financial results for the year up to the date of disposal:

	2005	2004
Revenue	**115.6**	224.0
Operating (loss)/profit	**(33.6)**	17.5
Interest (net)	**(0.9)**	(1.4)
(Loss)/profit before taxation	**(34.5)**	16.1
Taxation	**0.2**	(1.4)
Net (loss)/profit	**(34.3)**	14.7

35 SEGMENT INFORMATION - GROUP

(a) Primary reporting format - business segments

	Year ended 30th June 2005			Year ended 30th June 2004		
Segment revenue	**Total**	**Inter segment**	**External**	Total	Inter segment	External
Plantations	**1,592.3**	**–**	**1,592.3**	1,577.0	–	1,577.0
Property	**918.2**	**(29.4)**	**888.8**	737.0	(44.8)	692.2
Heavy equipment	**4,759.9**	**(8.8)**	**4,751.1**	3,446.0	(10.1)	3,435.9
Motor vehicle	**7,169.7**	**(9.0)**	**7,160.7**	5,337.4	(10.0)	5,327.4
Energy	**1,215.1**	**–**	**1,215.1**	786.8	–	786.8
General trading, services and others	**3,123.9**	**(86.2)**	**3,037.7**	3,134.8	(50.6)	3,084.2
Group	**18,779.1**	**(133.4)**	**18,645.7**	15,019.0	(115.5)	14,903.5

35 SEGMENT INFORMATION – GROUP (continued)

(a) Primary reporting format – business segment (continued)

Details of the products, services and nature of activities carried out by the respective business segments are set out in the operations report on pages 26 to 45 . Transactions between segments are carried out on an arm's length basis. The effects of such inter-segment transactions are eliminated on consolidation.

Segment results Year ended 30th June 2005	**Segment results before unusual item**	**Unusual items**	**Segment results**	**Associated companies/jointly controlled entities**	**Profit before interest**
Plantations	**276.2**	**(2.1)**	**274.1**	**0.5**	**274.6**
Property	**314.2**	**16.4**	**330.6**	**14.0**	**344.6**
Heavy equipment	**448.9**	**4.1**	**453.0**	**8.9**	**461.9**
Motor vehicle	**298.0**	**(86.0)**	**212.0**	**2.9**	**214.9**
Energy	**193.9**	**(56.5)**	**137.4**	**(0.9)**	**136.5**
General trading, services and others	**22.3**	**(52.9)**	**(30.6)**	**(4.8)**	**(35.4)**
Group	**1,553.5**	**(177.0)**	**1,376.5**	**20.6**	**1,397.1**
Unallocated costs					**(25.4)**
Investment and interest income					**88.3**
Finance cost					**(95.2)**
Profit before taxation					**1,364.8**
Taxation (including share of taxation of associated companies)					**(431.4)**
Profit after taxation					**933.4**
Minority interests					**(132.2)**
Net profit for the year					**801.2**
Year ended 30th June 2004					
Plantations	273.7	84.3	358.0	11.4	369.4
Property	343.5	–	343.5	14.6	358.1
Heavy equipment	237.2	3.0	240.2	6.4	246.6
Motor vehicle	202.4	10.2	212.6	1.6	214.2
Energy	184.4	(77.1)	107.3	1.5	108.8
General trading, services and others	43.9	29.8	73.7	(9.4)	64.3
Group	1,285.1	50.2	1,335.3	26.1	1,361.4
Unallocated costs					(23.1)
Investment and interest income					93.1
Finance cost					(87.8)
Profit before taxation					1,343.6
Taxation (including share of taxation of associated companies)					(328.2)
Profit after taxation					1,015.4
Minority interests					(96.7)
Net profit for the year					918.7

35 SEGMENT INFORMATION – GROUP (continued)

(a) Primary reporting format - business segments (Continued)

Balance sheet

At 30th June 2005	Segment assets	Segment liabilities	Capital expenditure	Depreciation	Impairment losses	Non-cash income/ (expense)
Plantations	**1,411.8**	**(161.5)**	**60.8**	**(33.6)**	**(3.2)**	**6.1**
Property	**2,109.4**	**(325.5)**	**5.0**	**(13.2)**	**(2.0)**	**(2.6)**
Heavy equipment	**2,629.1**	**(843.7)**	**237.2**	**(106.7)**	**-**	**(6.0)**
Motor vehicle	**3,220.9**	**(1,276.7)**	**100.0**	**(58.2)**	**(10.2)**	**(33.2)**
Energy	**1,425.0**	**(399.5)**	**41.6**	**(61.5)**	**-**	**3.7**
General trading, services and others	**2,191.4**	**(876.4)**	**98.7**	**(87.4)**	**(4.4)**	**(54.8)**
Total	**12,987.6**	**(3,883.3)**	**543.3**	**(360.6)**	**(19.8)**	**(86.8)**
Tax assets/(liabilities)	**473.6**	**(476.5)**				
Other assets/(liabilities)	**2,773.8**	**(2,691.0)**				
Total assets/(liabilities)	**16,235.0**	**(7,050.8)**				
At 30th June 2004						
Plantations	1,457.7	(154.8)	47.0	(35.5)	(4.6)	1.5
Property	1,862.9	(316.6)	1.3	(17.6)	–	(8.6)
Heavy equipment	1,955.0	(629.6)	251.0	(92.0)	–	(0.2)
Motor vehicle	2,834.4	(1,038.1)	64.0	(39.1)	–	(2.8)
Energy	901.8	(294.0)	39.1	(53.7)	–	6.1
General trading, services and others	2,382.6	(703.4)	147.3	(96.0)	(0.8)	(5.6)
Total	11,394.4	(3,136.5)	549.7	(333.9)	(5.4)	(9.6)
Tax assets/(liabilities)	394.6	(416.3)				
Other assets/(liabilities)	3,748.9	(2,350.5)				
Total assets/(liabilities)	15,537.9	(5,903.3)				

(b) Secondary reporting format – geographical segments

	External Revenue		Segment assets		Capital expenditure	
	2005	2004	**2005**	2004	**2005**	2004
Malaysia	**6,530.1**	4,886.8	**6,789.6**	5,932.4	**173.3**	192.4
Singapore	**2,198.1**	1,856.5	**1,311.7**	1,039.6	**63.3**	35.9
Hong Kong	**3,187.8**	3,333.0	**1,038.8**	1,031.6	**23.6**	30.8
The People's Republic of China	**322.4**	532.7	**126.9**	328.6	**12.0**	12.2
Australia	**3,632.2**	2,534.1	**1,678.5**	1,185.7	**179.6**	221.2
Other countries	**2,775.1**	1,760.4	**1,226.7**	1,256.7	**91.5**	57.2
	18,645.7	14,903.5	**12,172.2**	10,774.6	**543.3**	549.7
Associated companies/jointly controlled entities (Notes 23 and 24)			**815.4**	619.8		
Tax assets			**473.6**	394.6		
Other assets			**2,773.8**	3,748.9		
Total assets			**16,235.0**	15,537.9		

35 SEGMENT INFORMATION – GROUP (continued)

(b) Secondary reporting format – geographical segments (continued)

Revenue was analysed by the country in which the customers were located. Segment assets and capital expenditure were classified on the basis of the location of the assets.

Segment results	Profit before interest	
	2005	2004
Malaysia	**909.5**	847.5
Singapore	**160.8**	96.6
Hong Kong	**79.0**	83.3
People's Republic of China	**(221.6)**	17.1
Australia	**343.3**	157.9
Other countries	**100.7**	135.9
Group	**1,371.7**	1,338.3
Investment and interest income	**88.3**	93.1
Finance costs	**(95.2)**	(87.8)
Profit before taxation	**1,364.8**	1,343.6
Taxation (including share of taxation of associated companies)	**(431.4)**	(328.2)
Profit after taxation	**933.4**	1,015.4
Minority interests	**(132.2)**	(96.7)
Net profit for the year	**801.2**	918.7

36 DISCLOSURE OF SIGNIFICANT RELATED PARTY TRANSACTIONS

Significant related party transactions and balances which comprise transactions and balances with subsidiary and associated companies are disclosed in Notes 1, 2, 5, 16, 23, 24, 25 and 29.

At the last Annual General Meeting held on 4th November 2004, the Company obtained a shareholders' mandate to allow the Group to enter into recurrent related party transactions of a revenue or trading nature.

In accordance with Section 4.1.5 of Practice Note No. 12/2001 issued by Bursa Malaysia Securities Berhad, the details of recurrent related party transactions conducted during the year ended 30th June 2005 pursuant to the shareholders' mandate and announcement made are disclosed as follows:-

Subsidiaries of the Company	Transacting party	Nature of transaction	Related party and nature of relationship	2005	2004
Sime Alexander Forbes Insurance Brokers Sdn Bhd ('SAF')	Sime UEP Properties Berhad ('Sime UEP')	Provision of insurance brokerage services by SAF to Sime UEP	Tan Sri Nik Mohamed bin Nik Yaacob, Director of SAF and Sime UEP as well as a shareholder of Sime UEP (resigned as a Director of SAF on 28th January 2003)	–	0.7
Subang Jaya Medical Centre Sdn Bhd ('SJMC')	Sime UEP	Provision of medical services by SJMC to Sime UEP	Dato' Mohamed bin Haji Said, Director of SJMC and Sime UEP as well as a shareholder of Sime UEP	0.1	0.1
Sime Rengo Packaging (Malaysia) Sdn Bhd ('SRPM')	Rengo Co. Ltd.	Procurement of management and technical advice by SRPM from Rengo Co. Ltd.	Rengo Co. Ltd., substantial shareholder of SRPM	7.8	0.1
Sime Inax Sdn Bhd ('SI')	Inax Corporation	Procurement of technical advice and purchase of raw materials and tools by SI from Inax Corporation;	Inax Corporation, substantial shareholder of SI	0.3	0.3
Sime Kubota Sdn Bhd ('SK')	Kubota Corporation	Purchase of agricultural tractors, engines and parts by SK from Kubota Corporation	Kubota Corporation, substantial shareholder of SK	14.6	12.8
Port Dickson Power Berhad ('PDP')	Tenaga Nasional Berhad	Sale of electricity and generating capacity by PDP to Tenaga Nasional Berhad	Tenaga Nasional Berhad, substantial shareholder of PDP (ceased to be substantial shareholder as at 30th July 2004)	24.7	191.5
	JanaUrus PDP Sdn Bhd	Procurement of powerplant operation and maintenance services by PDP from JanaUrus PDP Sdn Bhd	Tenaga Nasional Berhad, substantial shareholder of PDP and JanaUrus PDP Sdn Bhd (ceased to be substantial shareholder as at 30th July 2004)	1.0	8.5
Syarikat Malacca Straits Inn Sdn Bhd ("SMSI")	Hotel Equatorial Management Sdn Bhd ("HEM")	Procurement of hotel operation management and technical advice by SMSI from HEM	Hotel Equatorial (M) Sdn Bhd which is the holding company of HEM, is a substantial shareholder of SMSI	1.2	–
Sime Rengo Packaging Singapore Limited ("SRPS")	Rengo Co. Ltd.	Purchase of goods by SRPS from Rengo Co. Ltd.	Rengo Co. Ltd, a substantial shareholder of SRPS	5.2	–

There are no material contracts subsisting as at 30th June 2005 or if not then subsisting, entered into since the end of the previous year by the Company or its subsidiaries which involved the interests of Directors or substantial shareholders.

37 FINANCIAL INSTRUMENTS

A) Financial risk management objectives and policies

The Group's activities expose it to a variety of financial risks, including foreign currency exchange risk, interest rate risk, market risk, credit risk, liquidity and cash flow risk. The Group's overall financial risk management objective is to ensure that the Group creates value for its shareholders. Financial risk management is carried out through risk reviews, internal control systems, insurance programmes and adherence to Group's financial risk management policies. The Board regularly reviews these risks and approves the policies covering the management of these risks. The Group uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain exposures. It does not trade in financial instruments.

Foreign currency exchange risk

The Group is exposed to currency risk as a result of the foreign currency transactions entered into by subsidiary companies in currencies other than their functional currency. These companies enter into forward foreign exchange contracts to limit their exposure on foreign currency receivables and payables, and on cash flows generated from anticipated transactions denominated in foreign currencies.

Interest rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates. Interest rate exposure which arises from certain of the Group's borrowings is managed through the use of fixed and floating debt and derivative financial instruments. Derivative financial instruments are used, where appropriate, to generate the desired interest rate profile.

Credit risk

Credit risk arises when derivative instruments are used or sales made on deferred credit terms. The Group seeks to invest cash assets safely and profitably. It also seeks to control credit risk by setting appropriate credit history. Furthermore, sales to customers are suspended when earlier amounts are overdue by more than 180 days. The Group considers the risk of material loss in the event of non-performance by a financial counterparty to be unlikely.

At balance sheet date, there were no significant concentrations of credit risk. The maximum exposure to credit risk for the Group and for the Company were represented by the carrying amount of each financial asset and in respect of derivative financial instruments, the maximum exposure are as disclosed in Note 37D.

Liquidity and cash flow risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities.

B) Fair value estimation for disclosure purposes

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the value:

Short term financial instruments
The carrying amounts of financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values.

Investments
The fair values of some investments are estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive cost. Therefore, such investments are valued at cost subject to review for impairment. Information pertinent to the value of an unquoted investment is provided in Note 37D.

Long-term financial instruments
The fair value of the Group's long term financial instruments is estimated by discounting the future contractual cash flows at the current market rate available to the Group for similar instruments.

37 **FINANCIAL INSTRUMENTS (continued)**

B) Fair value estimation for disclosure purposes (continued)

Derivative financial instruments

The fair value of interest rate and currency swaps is calculated at the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

C) Off balance sheet financial instruments

(i) Forward foreign exchange contracts

The Group operates internationally and is exposed to currency risk as a result of the foreign currency transactions entered into by companies in currencies other than their functional currency. The Group maintains a natural hedge, whenever possible, by borrowing in the currency of the country in which the property investment is located or by borrowing in currencies that match the future revenue stream to be generated from its investments.

Foreign exchange exposures in transactional currencies other than functional currencies of the operating entities are kept to an acceptable level. Material foreign currency transaction exposures are hedged, mainly with derivative financial instruments such as forward foreign exchange contracts.

The net unhedged financial liability of a subsidiary company whose functional currency is in Thai Baht was US$ NIL million (2004 – US$33.0 million). As at balance sheet date, the Group had entered into forward foreign exchange contracts with the following notional amounts and maturities:

	Maturities		
	Within 1 Year	**1 Year or more**	**Total**
2005			
Forward used to hedge receivables			
- United States Dollar	**204.5**	**246.3**	**450.8**
- Euro	**24.8**	**-**	**24.8**
	229.3	**246.3**	**475.6**
Forward used to hedge anticipated purchases			
- Euro	**53.2**	**-**	**53.2**
- Japanese Yen	**11.3**	**-**	**11.3**
- Pound Sterling	**2.7**	**-**	**2.7**
- Singapore Dollar	**1.5**	**-**	**1.5**
- United States Dollar	**4.9**	**-**	**4.9**
	73.6	**-**	**73.6**
Forward used to hedge payables			
- Euro	**876.5**	**-**	**876.5**
- United States Dollar	**233.5**	**-**	**233.5**
- Pound Sterling	**28.0**	**-**	**28.0**
- Australia Dollar	**30.0**	**-**	**30.0**
- Singapore Dollar	**57.4**	**-**	**57.4**
- Japanese Yen	**70.5**	**-**	**70.5**
- Others	**0.8**	**-**	**0.8**
	1,296.7	**-**	**1,296.7**
	1,599.6	**246.3**	**1,845.9**

37 FINANCIAL INSTRUMENTS (continued)

C) Off balance sheet financial instruments

2004	Maturities Within 1 year	1 year or more	Total
Forward used to hedge trade receivables			
- United States Dollar	295.2	81.0	376.2
- New Zealand Dollar	0.1	–	0.1
	295.3	81.0	376.3
Forward used to hedge anticipated purchases			
- Euro	79.2	–	79.2
- Japanese Yen	10.2	–	10.2
- Thai Baht	59.3	–	59.3
- Pound Sterling	6.0	–	6.0
- Singapore Dollar	0.2	–	0.2
- United States Dollar	7.8	–	7.8
	162.7	–	162.7
Forward used to hedge trade payables			
- Euro	454.1	1.4	455.5
- United States Dollar	448.9	4.0	452.9
- Pound Sterling	1.7	0.8	2.5
- Australia Dollar	0.5	2.7	3.2
- Singapore Dollar	7.6	0.2	7.8
- Japanese Yen	40.3	3.3	43.6
- Thai Baht	28.4	–	28.4
- Others	0.2	0.1	0.3
	981.7	12.5	994.2
	1,439.7	93.5	1,533.2

(ii) Interest rate swaps

Interest rate swap and currency swap contracts were entered into by subsidiary companies which entitle them to receive interest at floating rates on notional principal amounts and obliges them to pay interest at fixed rates on the same amounts. The differences between fixed rate and floating rate interest amounts calculated by reference to the agreed notional principal amounts are exchanged at periodic intervals. Included in one of the swap contracts is a contract with interest rate cap and floor terms.

The remaining terms and notional principal amounts of the outstanding interest rate swap and cross currency interest rate swap contracts of the Group at the balance sheet date, which are denominated in Ringgit Malaysia and US dollars were as follows:

	2005	2004
Less than 1 year.	**30.0**	209.6
Later than 1 and not later than 5 years	**943.1**	870.0
Later than 5 years	**14.0**	–
	987.1	1,079.6

Credit risk

The Group has no significant concentrations of credit risk and market risk in relation to the above off balance sheet financial instruments because of low risk of non-performance by counterparties.

37 FINANCIAL INSTRUMENTS (continued)

D) Fair value

The carrying amounts of financial assets and liabilities of the Group and Company at the balance sheet date approximated their fair values except for the following:

		Group		Company	
	Note	Carrying Amount	Fair Value	Carrying amount	Fair value
Financial Assets					
2005					
Non-current net investments in finance lease	**16**	**465.7**	*	-	-
Investment in subsidiary companies	**25**				
- Quoted shares		-	-	**782.1**	**1,949.3**
- Unquoted shares		-	-	**2,003.9**	*
Net amounts due from subsidiary companies	**25**	-	-	**2,528.8**	**
Current marketable securities	**22**	**26.8**	**29.3**	-	-
Non-current quoted shares	**22**	**4.6**	**7.1**	**2.9**	**6.1**
Unquoted shares	**22**	**151.2**	***	-	-
2004					
Non-current net investments in finance lease		417.4	*	–	–
Investment in subsidiary companies					
- Quoted shares		–	–	782.1	1,927.5
- Unquoted shares		–	–	1,922.5	*
Net amounts due from subsidiary companies		–	–	2,224.1	**
Non-current quoted shares		130.3	177.5	7.3	19.6
Non-current marketable securities		608.4	617.2	–	–
Unquoted shares		147.6	***	–	–
Financial Liabilities					
2005					
Term loans	**11**	**1,352.4**	**1,352.2**	-	-
Unconvertible redeemable unsecured loan stocks	**11**	**37.4**	*	-	-
Al Murabahah Medium Term Notes	**11**	**500.0**	**505.8**	**500.0**	**505.8**
2004					
Term loans		1,245.8	1,205.0	–	–
Unconvertible redeemable unsecured loan stocks		59.9	*	–	–
Al Murabahah Medium Term Notes		500.0	522.7	500.0	522.7

* It is not practicable within the constraints of timeliness and cost to estimate the fair value of the Group's and Company's non-current net investments in finance lease, unquoted shares and unconvertible redeemable unsecured loan stocks.

** It is not practicable to estimate the fair value of amounts due from subsidiary companies due principally to a lack of fixed repayment terms entered into by the parties involved and without incurring excessive costs.

*** It is not practicable to estimate the fair value of the Group's unquoted shares because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

37 FINANCIAL INSTRUMENTS (continued)

D) Fair value (continued)

The nominal/notional amounts and net fair value of financial instruments not recognised in the balance sheets of the Group as at the end of the year are :

		Group		**Company**	
2005	**Note**	**Nominal/ Notional Amount**	**Net Fair Value**	**Nominal/ Notional Amount**	**Net Fair Value**
Forward foreign exchange contracts	37C (i)	**1,845.9**	**(47.0)**	**-**	**-**
Interest rate swaps	37C (ii)	**987.1**	**10.2**	**-**	**-**
Contingent liabilities	29	**2,347.1**	****	**1,180.1**	****

		Group		Company	
2004		Nominal/ Notional Amount	Net Fair Value	Nominal/ Notional Amount	Net Fair Value
Forward foreign exchange contracts		1,533.2	5.7	–	–
Interest rate swaps		1,079.6	19.8	–	–
Contingent liabilities		1,815.5	****	1,226.2	****

**** It is not practicable to estimate the fair value of contingent liabilities reliably due to the uncertainties of timing, costs and eventual outcome.

38 SIGNIFICANT SUBSEQUENT EVENTS

(a) On 9th August 2005, SD Holdings Berhad, completed the disposal of 35,000 ordinary shares of RM10.00 each representing the entire equity share capital of Simex Chemical Sdn. Bhd. for a cash consideration of RM1.3 million.

(b) On 19th August 2005, Subang Jaya Medical Centre Sdn. Bhd. completed the acquisition of 4,841,460 ordinary shares of RM1.00 each representing the entire equity share capital of Megah Medical Specialists Group Sdn. Bhd. for a cash consideration of RM10.7 million.

39 CHANGE IN COMPARATIVES

The Group has adopted FRS No. 201 (MASB No. 32) Property Development Activities. The adoption of FRS 201 did not affect net profit or shareholders' equity as the Group was already following the recognition and measurement principles in this Standard.

The comparative in respect of property development costs, however have been restated whereby the excess of revenue recognised in income statement over billings to purchasers is now presented as accrued billings within current assets and the excess of billings to purchasers over revenue recognised in income statement is now presented as progress billings within current liabilities. The effect of reclassification of comparatives is as follows :-

Group

2004	As previously reported	Effect of change in policy	As restated
Property development costs	–	726.1	726.1
Inventories	3,161.3	(786.6)	2,374.7
Trade and other receivables	2,528.2	63.1	2,591.3
Trade and other payables	(2,959.7)	(2.6)	(2,962.3)

In addition, "Real property assets" is now called "Land held for property development".

NAME OF COMPANY	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION/ PRINCIPAL PLACE OF BUSINESS	GROUP'S % INTEREST 2005	GROUP'S % INTEREST 2004
PLANTATIONS				
Consolidated Plantations Berhad	Oil palm cultivation and palm oil production	Malaysia	100.0	100.0
Elington International Limited	Investment holding	British Virgin Islands	^50.0[2]	^50.0[2]
Kempas Edible Oil Sendirian Berhad	Oil palm cultivation; palm oil refining and fractionation; and manufacturing and marketing of specialty and end user fats	Malaysia	100.0	100.0
Kwang Joo Seng (Malaysia) Private Limited	Property investment	Singapore	100.0[1]	100.0[1]
Lattimer International Limited	Investment holding	British Virgin Islands	^50.0[2]	^50.0[2]
Morakot Industries Public Company Limited	Manufacture of cooking oil	Thailand	99.9[2]	99.9[2]
PT Sime Indo Agro	Oil palm cultivation	Indonesia	100.0[1]	100.0[1]
Savola Sime Egypt Company SAE #	Manufacturing and refining of edible vegetable oils	Egypt	^37.5[2]	^37.5[2]
Savola Sime Foods Limited	Investment holding	British Virgin Islands	^50.0[1]	^50.0[1]
Selatan Estates Sendirian Berhad	*Oil palm cultivation*	*Malaysia*	100.0	100.0
Sharikat Hadapan Berhad	Oil palm cultivation	Malaysia	100.0	100.0
Sime Aerogreen Technology Sdn Bhd	Production and marketing of aeroponic vegetables	Malaysia	100.0	100.0
Sime Consulting Sdn Bhd	Provision of consultancy services	Malaysia	100.0	100.0
Sime Darby Edible Products Limited	Refining, manufacturing and marketing of edible oils and palm oil related products	Singapore	100.0[1]	100.0[1]
Sime Darby Futures Trading Sdn Bhd	Commodity trading	Malaysia	100.0	100.0
Sime Darby Services Limited	Provision of agricultural consultancy services	Hong Kong	100.0[1]	100.0[1]
Sime Plantations Sdn Bhd	Oil palm cultivation and palm oil production	Malaysia	100.0	100.0
Tennamaram Biomass Sdn Bhd	Supply, delivery and sale of electrical energy to Tenaga Nasional Berhad	Malaysia	+70.0	+70.0
PROPERTY				
Alexandra Properties Limited	Property management and investment	Singapore	100.0[1]	100.0[1]
Alor Setia Sdn Bhd	Investment holding	Malaysia	100.0	100.0
Amston Properties Private Limited	Property development	Singapore	100.0[1]	100.0[1]
Aquila Development Private Limited	Property development and investment	Singapore	100.0[1]	100.0[1]
Artesian Investments Pte Ltd	Property development	Singapore	^49.0[1]	^49.0[1]
Avidat Sdn Bhd	Property investment	Malaysia	100.0	100.0
Bluefields Investments Pte Ltd	Property development	Singapore	^49.0[1]	^49.0[1]
Caring Skyline Sdn Bhd	Property development and management	Malaysia	100.0	100.0
China Property Development (Holdings) Limited	Investment holding	Cayman Islands	^30.4[2]	^47.6[2]
Citrus Grove Properties Private Limited	Property investment and management of service residences	Singapore	100.0[1]	100.0[1]
Constant Skyline Sdn Bhd	Property investment and development	Malaysia	100.0	100.0
CPB Properties Sdn Bhd	Property investment	Malaysia	100.0	100.0
Dunearn Properties Limited	Property management and investment	Singapore	100.0[1]	100.0[1]
Ecopuri Sdn Bhd	Investment holding	Malaysia	100.0	100.0
Golfhome Development Sdn Bhd	Property investment	Malaysia	100.0	100.0
Golftek Development Sdn Bhd	Property investment	Malaysia	100.0	100.0
Green East Prime Ventures, Inc	Property realty and land ownership	Philippines	63.2[2]	63.2[2]
Ironwood Development Sdn Bhd	Property investment	Malaysia	100.0	100.0
Lengkap Teratai Sdn Bhd	Property investment and plantation	Malaysia	51.2	51.2
Malaysian Ice Berhad	Property investment	Malaysia	100.0	100.0
North Road Properties Sendirian Berhad	Property investment	Malaysia	100.0	100.0
Pinar Baiduri Sdn Bhd	Investment in real properties	Malaysia	100.0	100.0
Prominent Acres Sdn Bhd	Property investment, development and plantation	Malaysia	75.6	75.6
PT Bhumyamca Sekawan	Light industrial and commercial property investment and management	Indonesia	^49.0[1]	^49.0[1]
Puri Bahagia Sdn Bhd	Property investment	Malaysia	100.0	100.0
R&W Management Sdn Bhd	General insurance agency and trading	Malaysia	51.2	51.2
Rangdong Orange Court Limited	Property investment and management of service residences	Vietnam	65.0[1]	65.0[1]
Rising Paper Products Private Limited	Property investment	Singapore	66.6[1]	66.6[1]
Shaw Brothers (M) Sdn Bhd	Property investment and investment holding	Malaysia	^18.4	^18.4
Siltown Realty Philippines, Inc	Investment holding	Philippines	^39.5[2]	^39.5[2]
Silvertown Property Development Corporation	Leasing of properties	Philippines	98.7[2]	98.7[2]
Sime Darby Australia Limited	Investment holding, motel operations and management	Australia	100.0[1]	100.0[1]
Sime Darby General Trading Sdn Bhd	Property investment	Malaysia	100.0	100.0
Sime Darby Hotels Pty Ltd	Operations of serviced apartments	Australia	100.0[1]	100.0[1]
Sime Darby Industrial Properties Sdn Bhd	Property investment	Malaysia	100.0	100.0
Sime Darby Land Sdn Bhd	Property development and management	Malaysia	100.0	100.0
Sime Darby Pilipinas, Inc	Distribution and servicing of Ford New Holland and Fiat agricultural machinery, Kamol agricultural equipment, general trading and leasing	Philippines	98.7[2]	98.7[2]
Sime Darby Property Development Sdn Berhad	Property investment	Malaysia	100.0	100.0
Sime Darby Realty Development Corporation	*Property development*	*Philippines*	98.7[2]	98.7[2]

NAME OF COMPANY	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION/ PRINCIPAL PLACE OF BUSINESS	GROUP'S % INTEREST 2005	GROUP'S % INTEREST 2004
Sime Darby Resorts Pty Ltd	Management of a resort	Australia	**100.0[1]**	100.0[1]
Sime Darby Urus Harta Berhad	Property services and management	Malaysia	**100.0**	100.0
Sime Grove Apartments Pte Ltd	Property investment and management of service residences and other properties	Singapore	**100.0[1]**	100.0[1]
Sime Management Services Limited	Property management services	United Kingdom	**100.0[1]**	100.0[1]
Sime Pilmoor Development Sdn Bhd	Property investment and development	Malaysia	**100.0**	100.0
Sime Properties International Private Limited	Property investment and management	Singapore	**75.6[1]**	75.6[1]
Sime Properties (Vietnam) Private Limited	Investment holding	Singapore	**100.0[1]**	100.0[1]
Sime Property Holdings Sendirian Berhad	Property investment	Malaysia	**100.0**	100.0
Sime UEP Building Management Services Sdn Bhd	Property management	Malaysia	**51.2**	51.2
Sime UEP Centre Sdn Bhd	Property investment and development	Malaysia	**75.6**	75.6
Sime UEP Development Sdn Bhd	Property investment, construction and development	Malaysia	**51.2**	51.2
Sime UEP Executive Suites Sdn Bhd	Property investment and management	Malaysia	**65.8**	65.8
Sime UEP Heights Sdn Bhd	Property investment and development	Malaysia	**51.2**	51.2
Sime UEP Homes Sdn Bhd	Property investment and development	Malaysia	**51.2**	51.2
Sime UEP Industrial Park Sdn Bhd	Property investment and development	Malaysia	**51.2**	51.2
Sime UEP (Johor) Sdn Bhd	Property investment and development	Malaysia	**51.2**	51.2
Sime UEP Lembah Acob Sdn Bhd	Property investment and plantation	Malaysia	**51.2**	51.2
Sime UEP Properties Berhad #	Investment holding and management	Malaysia	**51.2**	51.2
Sime Way Sdn Bhd	Investment holding	Malaysia	**100.0**	100.0
Sime Wood Industries Sdn Bhd	Property investment	Malaysia	**100.0**	100.0
Singapore Properties Limited	Property development	Singapore	**100.0[1]**	100.0[1]
Stableford Development Sdn Bhd	Property investment	Malaysia	**100.0**	100.0
Sungei Way Development Berhad	Property investment	Malaysia	**51.2**	51.2
UEP Construction Sdn Bhd	Property investment	Malaysia	**51.2**	51.2
Wisma Sime Darby Sdn Berhad	Property management and related services	Malaysia	**100.0**	100.0
ENERGY				
Island Power Company Pte Ltd	Generation and supply of electrical power	Singapore	**–**	+50.0[2]
Island Power Holdings Pte Ltd	Investment holding	Singapore	**–**	+50.0[2]
JanaUrus PDP Sdn Bhd	Provision of operating and maintenance services for an independent power producer	Malaysia	**100.0**	80.0
Laem Chabang Power Co Limited	Independent power producer	Thailand	**100.0[2]**	100.0[2]
Port Dickson Power Berhad	Independent power producer	Malaysia	**75.0**	60.0
Sime Darby Petroleum Sdn Bhd	Oil and gas exploration	Malaysia	**100.0**	100.0
Sime Engineering Sdn Bhd	Provision of engineering management services to the petroleum industries, power plant and infrastructure works	Malaysia	**70.0**	70.0
Sime Power Pte Ltd	Investment holding	Singapore	**100.0[1]**	100.0[1]
Sime Darby Engineering Sdn Bhd (formerly known as Sime SembCorp Engineering Sdn Bhd)	Engineering, fabrication and construction relating to the petroleum industry	Malaysia	**79.0**	49.0
HEAVY EQUIPMENT				
Austchrome Pty Ltd	Chroming and hydraulic repairs	Australia	**100.0[1]**	100.0[1]
Caltrac SAS	Sales of equipment and spare parts and service support for Caterpillar business	New Caledonia	**100.0[1]**	100.0[1]
Caterpillar Financial Services Malaysia Sdn Bhd	Hire purchase and leasing finance in support of sales of equipment	Malaysia	**^28.7**	^28.7
Columbia Chrome (Malaysia) Sdn Bhd	Manufacturing, re-manufacturing, repair and servicing of engine products, electroplating and chroming activities	Malaysia	**68.2**	68.2
Energy Power Systems Australia Pty Ltd	Sale of Caterpillar engines	Australia	**^20.0[1]**	^20.0[1]
FG Wilson Asia Pte Ltd	Distribution of FG Wilson generator sets	Singapore	**^42.9[1]**	^42.9[1]
Foshan Shunde CEL Machinery Company Limited	Sale of mining and construction machinery, maritime engines, electric generating systems, switch panels and container stackers	China	**100.0[1]**	100.0[1]
Hastings Deering (Australia) Ltd	Sales of equipment and spare parts and service support for Caterpillar business	Australia	**100.0[1]**	100.0[1]
Hastings Deering (PNG) Limited	Sales of equipment and spare parts and service support for Caterpillar business	Papua New Guinea	**100.0[1]**	100.0[1]
Hastings Deering (Solomon Islands) Limited	Sales of equipment and spare parts and service support for Caterpillar business	Solomon Islands	**100.0[1]**	100.0[1]
Kiong Yu Realty Sdn Bhd	Property holding company	Malaysia	**71.7**	71.7
Otofin Sdn Bhd	Sale and marketing of generators, agricultural and industrial machinery	Malaysia	**53.8**	53.8

40 LIST OF SUBSIDIARIES AND ASSOCIATED COMPANIES AS AT 30TH JUNE 2005 (CONTINUED)

NAME OF COMPANY	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION/ PRINCIPAL PLACE OF BUSINESS	GROUP'S % INTEREST 2005	GROUP'S % INTEREST 2004
Otofin Industries Sdn Bhd	Manufacturing and assembly of generators, agricultural and industrial machinery	Malaysia	53.8	53.8
Sime Darby Industries, Inc	Trading	Philippines	98.7[2]	98.7[2]
Sime Kubota Sdn Bhd	Assembly and distribution of Kubota range of agricultural machinery and other machinery and equipment	Malaysia	90.0	90.0
The China Engineers (BVI) Limited	Distribution of Caterpillar heavy construction equipment	British Virgin Islands	100.0[1]	100.0[1]
The China Engineers, Limited	General trading, product distributor and Caterpillar construction equipment distributor and dealer	Hong Kong	100.0[1]	100.0[1]
TMA-Joy Industries Asia Pacific Sdn Bhd	Designing and manufacturing of heat exchangers, radiators, process equipment modules, filters and separators for general as well as oil and gas industries	Malaysia	39.5	39.5
Tractors (B) Sdn Bhd	Sale of equipment and spare parts and service support for Caterpillar business, assembly and marketing of agricultural and industrial equipment and implements, and distribution of quarrying and road construction equipment	Brunei	50.2[1]	50.2[1]
Tractors Malaysia Engineering Sdn Bhd	Commercial production and marketing of local agricultural machines	Malaysia	71.7	71.7
Tractors Malaysia Enterprise Sdn Bhd	Investment holding company	Malaysia	71.7	71.7
Tractors Malaysia Holdings Berhad #	Investment holding and provision of management and ancillary services to its subsidiary companies	Malaysia	71.7	71.7
Tractors Malaysia (Hong Kong) Limited	Investment holding company	Hong Kong	71.7[1]	71.7[1]
Tractors Malaysia Power Systems Sdn Bhd	Packaging of Caterpillar generator sets	Malaysia	71.7	71.7
Tractors Malaysia Rebuild Sdn Bhd	Reconditioning of used equipment and machinery	Malaysia	71.7	71.7
Tractors Malaysia Training and Development Centre Sdn Bhd	Provision of training activities	Malaysia	71.7	71.7
Tractors Manufacturing & Assembly Sdn Bhd	Manufacturing and assembly of tractor implements and tractor parts and other products	Malaysia	71.7	71.7
Tractors Petroleum Services Sdn Bhd	Supply, repair and maintenance of Caterpillar engines and other equipment for the oil and gas industry	Malaysia	71.7	71.7
Tractors Singapore Holdings Pte. Ltd.	Investment holding	Singapore	100.0[1]	-
Tractors Singapore Limited	Marketing and servicing of earthmoving and construction equipment and spare parts	Singapore	100.0[1]	100.0[1]
Xiamen Sime Darby CEL Machinery Co Ltd	Provision of technical training, support and repair for heavy construction equipment and generator sets	China	100.0[1]	100.0[1]
Yaala Pembangunan Sdn Bhd	Property holding company	Malaysia	71.7	71.7
MOTOR VEHICLE				
AAPICO Hitech Public Company Limited #	Manufacturing of auto-components	Thailand	-	^15.5[2]
Associated Motor Industries Malaysia Sdn Bhd	Assembly of motor vehicles	Malaysia	36.6	36.6
AutoFrance China Limited	Distribution for Peugeot left-hand drive motor vehicles	Hong Kong	100.0[1]	100.0[1]
AutoFrance Hong Kong Limited	Distributor and dealer of Peugeot motor vehicles	Hong Kong	100.0[1]	100.0[1]
Auto Technology Engineering Company Limited	Agent for Denso Diesel injection pump and provision of after sales services	Hong Kong	100.0[1]	100.0[1]
Beijing Sime Darby Consulting Services Company Limited	Provision of management and consulting services	China	100.0[1]	100.0[1]
Bluewater Marine Limited	Investment holding	British Virgin Islands	100.0[1]	100.0[1]
BMW Concessionaires (HK) Limited	Distributor and dealer for BMW motor vehicles	Hong Kong	100.0[1]	100.0[1]
BMW Concessionaires (Macau) Limited	Agent for sales, service and parts for BMW motor vehicles	Macau	100.0[1]	100.0[1]
BMW Malaysia Sdn Bhd	Import and distribution of BMW vehicles and spare parts	Malaysia	@ ^35.2	@ ^35.2
Bow Ma Motors (South China) Ltd	Investment holding	Hong Kong	100.0[1]	100.0[1]
CEC Finance Limited	Hire purchase and lease financing	Hong Kong	^49.0[2]	^49.0[2]
Continental Car Services Limited	Motor dealership	New Zealand	100.0[1]	100.0[1]
DCS AsiaPac Limited	Marketing, distribution, sale of software and hardware and provision of consultancy and training services for the motor vehicle industry	Hong Kong	-	^40.0[2]
Ford Concessionaires Sdn Bhd	Ford motor dealership	Malaysia	71.7	71.7
Ford Malaysia Sdn Bhd	Import and distribution of Ford motor vehicles and spare parts	Malaysia	36.6	36.6
Goodwood Motors Limited	Sales and after sales service of Rolls Royce motor vehicles	Hong Kong	100.0[1]	100.0[1]
Guangdong Deda Bow Ma Motor Service Co Ltd	Operation of a motor vehicle service centre	China	65.0[1]	65.0[1]
Guangzhou Sime Darby Motor Enterprises Ltd	Investment holding	China	100.0[1]	100.0[1]
Hainan Bao Yue Automobiles Trading Co Ltd	Sales of motor vehicles, motorcycles and parts, car rental, provision of after sales services and consultancy services	China	100.0[1]	-

NAME OF COMPANY	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION/ PRINCIPAL PLACE OF BUSINESS	GROUP'S % INTEREST 2005	2004
Hainan Dejie Motors Limited	After sales services and parts for BMW motor vehicles	China	90.0[1]	–
Hainan Sime Darby Motor Service Enterprises Company Limited	Operation of a motor vehicle service centre	China	100.0[1]	100.0[1]
Harper Engineering (Macau) Limited	Agent for sales, service and parts for motor vehicles	Macau	100.0[1]	100.0[1]
Hino Distributors NZ Limited	Sale of new heavy Hino trucks and used heavy trucks of all makes and models	New Zealand	100.0[1]	100.0[1]
Hyundai-Sime Darby Berhad # (formerly known as Hyundai-Berjaya Corporation Berhad)	Investment holding and provision of management services	Malaysia	98.9	–
Hyundai-Sime Darby Motors Sdn Bhd (formerly known as Hyundai-Berjaya Sdn Bhd)	Management of sales and distribution of passenger and light commercial vehicles, provision of back-up services and selling and distribution of spare parts for its products range	Malaysia	98.9	–
Hyumal Motor Sdn Bhd	Investment holding, importation and distribution of certain Hyundai vehicles and related spare parts and provision of workshop services	Malaysia	51.0	–
Hyumal Trading Sdn Bhd	Sales of certain Hyundai and Inokom vehicles	Malaysia	51.0	–
Infinity Automotive Limited (formerly known as Cycle & Carriage (City) Limited)	Retailing of new and used passenger cars and light commercial vehicles, spare parts and accessories and the provision of related services	New Zealand	100.0[1]	100.0[1]
Island Motors Limited	Suzuki motor vehicles distributor and dealer	Hong Kong	100.0[1]	100.0[1]
Inokom Corporation Sdn Bhd	Manufacture and assembly of light commercial and passenger vehicles, and contract assembly of motor vehicles	Malaysia	53.5	–
Land Rover (Malaysia) Sdn Bhd	Import and distribution of Land Rover motor vehicles and spare parts	Malaysia	43.0	43.0
Mitsubishi Motors (Guangzhou) Company Limited	Distribution of Mitsubishi products	China	^20.3[1]	^20.3[1]
Motor Truck Distributors (NZ) Limited	Sale of new heavy Mack and Renault trucks and used heavy trucks of all makes and models	New Zealand	100.0[1]	100.0[1]
Neville Motors Limited (formerly known as Cycle & Carriage (Pakuranga) Limited)	Retailing of new and used passenger cars and light commercial vehicles, spare parts and accessories and the provision of related services	New Zealand	100.0[1]	100.0[1]
North Shore Motor Holdings Limited	Motor vehicle dealer	New Zealand	100.0[1]	100.0[1]
Oriental-Hyundai Sdn Bhd	Distribution of motor vehicles	Malaysia	^20.4	–
Parts Link Trading Company Limited	Wholesaler of parts and accessories	Hong Kong	100.0[1]	100.0[1]
Performance Motors Limited	Motor dealership	Singapore	100.0[1]	100.0[1]
Performance Motors (Thailand) Limited	Motor dealership	Thailand	100.0[2]	100.0[2]
Performance Premium Selection Limited (formerly known as Sime Darby Select Limited)	Retailer, wholesaler and exporter of used car	Singapore	100.0[1]	100.0[1]
Perry's Automotive Group (North Shore) Limited (formerly known as Cycle & Carriage (North Shore) Limited)	Wholesaling and retailing of new and used passenger cars and light commercial vehicles	New Zealand	100.0[1]	100.0[1]
Regent Motors Limited	Motor dealership	Singapore	100.0[1]	100.0[1]
SDHK Group Company Limited	Investment holding	Bermuda	100.0[1]	100.0[1]
Shanghai SimeWinner Automobile Trading Company Limited	Motor vehicles distribution and dealer	China	60.0[1]	60.0[1]
Shantou Dehong Bow Ma Motors Company Limited	Display, maintenance and repair of vehicles and the provision of consulting and management services	China	60.0[1]	60.0[1]
Shenzhen Sime Darby Motor Enterprises Co Ltd	Operation of a motor vehicle service centre	China	70.0[1]	70.0[1]
SimeCredit (Malaysia) Sdn Bhd	Hire purchase financing	Malaysia	100.0	100.0
Sime Darby Auto Italia Sdn Bhd (formerly known as Sime Cerah Sdn Bhd)	Distribution of Alfa Romeo vehicles and spare parts and provision of after sales service	Malaysia	100.0	100.0
Sime Darby Automobiles NZ Limited	Motor distribution	New Zealand	100.0[1]	100.0[1]
Sime Darby Automobiles Pty Ltd	Distributor of Peugeot motor vehicles in Australia	Australia	100.0[1]	100.0[1]
Sime Darby Mazda (Thailand) Limited	Motor dealership	Thailand	100.0[2]	100.0[2]
Sime Darby Mitsu (Thailand) Limited	Retail sale and service of Mitsubishi motor vehicles	Thailand	100.0[2]	100.0[2]
Sime Darby Motor Group (HK) Limited	Investment holding	Hong Kong	100.0[1]	100.0[1]
Sime Darby Motor Group (NZ) Limited	Investment holding	New Zealand	100.0[1]	100.0[1]
Sime Darby Motor Group (PRC) Limited	Investment holding	Hong Kong	100.0[1]	100.0[1]
Sime Darby Motor Group (Singapore) Limited	Investment holding	Singapore	100.0[1]	100.0[1]
Sime Darby Motor Holdings Limited	Investment holding	Singapore	100.0[1]	100.0[1]
Sime Darby Motors Sdn Bhd (formerly known as Space Tracks Sdn Bhd)	Investment holding	Malaysia	100.0	100.0
Sime Darby Motor Service Centre Limited	Car testing licensee	Hong Kong	100.0[1]	100.0[1]
Sime Darby Motor Services Limited	Sale of parts and provision of services for motor vehicles, distributor and dealer for Ford motor vehicles	Hong Kong	100.0[1]	100.0[1]
Sime Darby Motors (Nissan China) Holdings Limited	Investment holding	Hong Kong	100.0[1]	100.0[1]

40 LIST OF SUBSIDIARIES AND ASSOCIATED COMPANIES AS AT 30TH JUNE 2005 (CONTINUED)

NAME OF COMPANY	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION/ PRINCIPAL PLACE OF BUSINESS	GROUP'S % INTEREST 2005	2004
Sime Darby System Integrators Sdn Bhd (formerly known as Berjaya Systems Integrators Sdn Bhd)	Investment holding	Malaysia	98.9	–
SimeLease (Malaysia) Sdn Bhd	Lease financing	Malaysia	100.0	100.0
Sime Winner Holdings Limited	Investment holding and motor vehicles distributor and dealer	Hong Kong	60.0[1]	60.0[1]
SimeWinner Nissan Autocrafts Limited	Distribution and dealership of motor vehicles and investment holding	Hong Kong	60.0[1]	60.0[1]
Tianjin Dong Hui Technical Services Company Limited	Technical and advisory services	China	60.0[1]	60.0[1]
Tianjin Sime Winner Motors Trading Co Ltd	Bonded warehousing services for vehicles	China	60.0[1]	60.0[1]
Tractors Malaysia (1982) Sdn Bhd	Sale of equipment, spare parts and service support for Caterpillar business, marketing of BMW motor vehicles and spare parts, distribution of forklifts, other material handling equipment and industrial cleaners, and supply and installation of Kawasaki co-generation systems	Malaysia	71.7	71.7
Tractors Malaysia Motor Holdings Sdn Bhd	Investment holding company	Malaysia	71.7	71.7
Truck Investments Limited	Investment holding and arranges financing of vehicles	New Zealand	100.0[1]	100.0[1]
Truck Stops (NZ) Limited	Provision of spare parts and services for medium and heavy trucks and repair and servicing of trucks trailers	New Zealand	100.0[1]	100.0[1]
UD Truck Distributors (NZ) Limited	Nissan diesel truck distributor and retailer	New Zealand	100.0[1]	100.0[1]
Uniparts Limited	Sale of motor vehicle spare parts	Hong Kong	100.0[1]	100.0[1]
Universal Cars Holdings Limited	Agent for Mitsubishi motor vehicles distributor and dealer	Hong Kong	45.0[1]	45.0[1]
Universal Cars (Importers) Limited	Distributor and dealer for Mitsubishi motor vehicles	Hong Kong	100.0[1]	100.0[1]
Universal Cars Limited	Distributor for Mitsubishi motor vehicles	Hong Kong	100.0[1]	100.0[1]
Vermont International Limited	Investment holding	Hong Kong	60.0[1]	60.0[1]
Viking Motors Limited	Dealer for Volvo motor vehicles	Thailand	100.0[2]	100.0[2]
Wallace Harper & Company, Limited	Investment holding	Hong Kong	100.0[1]	100.0[1]
Warwick Motors Limited	Distributor and dealer for Land Rover motor vehicles	Hong Kong	100.0[1]	100.0[1]
Yunnan Dekai Bow Ma Motors Technology & Service Co Ltd	Operation of a motor vehicle service centre and provision of consulting and management services	China	65.0[1]	65.0[1]
Yunnan Sime Winner Motor Services Co, Limited	Operation of motor vehicle service centres	China	90.0[1]	90.0[1]
GENERAL TRADING, SERVICES & OTHERS				
Airia Jaya Marine (S) Pte Ltd	Shipowning, shipchartering and shipmanagement	Singapore	^29.6[2]	–
Asian Composites Manufacturing Sdn Bhd	Manufacture of composite parts of aircraft	Malaysia	^25.0	^25.0
Aspry Ventures Sdn Bhd	Investment holding	Malaysia	100.0	100.0
Balui Hydro Sdn Bhd	Investment holding	Malaysia	70.0	70.0
Batamindo Carriers Pte Ltd	Ship and boat chartering services	Singapore	^10.4[2]	–
Business Travel International Westminster (Hong Kong) Limited	Travel agent	Hong Kong	^34.3[1]	^34.3[1]
Celliose Par Coatings Company Limited	Investment holding, manufacturing and trading of paints and chemical products	Hong Kong	^40.0[1]	^40.0[1]
Celliose PAR Coatings (Wuxi) Company Limited	Manufacturing and trading of paints and chemical products	China	^40.0[2]	–
Century Automotive Products Sdn Bhd	Sale of automotive products	Malaysia	94.2	81.4
Ceres Sime Confectionery Sdn Bhd	Manufacture of finished chocolate confectionery products	Malaysia	^40.0	^40.0
Ceres Sime Marketing Sdn Bhd	Marketing of shaving associated products and chocolate confectionery products	Malaysia	^40.0	^40.0
Chubb Malaysia Sendirian Berhad	Manufacture, marketing, installation and servicing of security products in Malaysia	Malaysia	49.0	49.0
Chubb Singapore Private Limited	Marketing of security and fire protection products and services	Singapore	^30.0[1]	^30.0[1]
Chubb-Special Fire Hazards Protection Pte Ltd	Provision of fire protection and alarm systems and services	Singapore	^30.0[1]	^30.0[1]
Conquip (Private) Limited	Agency house, importing and exporting	Singapore	100.0[1]	100.0[1]
Continental Sime Tyre Sdn Bhd	Investment holding	Malaysia	^49.0[2]	^49.0[2]
Continental Sime Tyre Marketing Sdn Bhd (formerly known as Simex Marketing Sdn Bhd)	Marketing of tyres	Malaysia	^49.0[2]	^49.0[2]
Continental Sime Tyre Technology Centre Sdn Bhd	Research and development	Malaysia	^49.0[2]	^49.0[2]
Dunlopillo Holdings Sdn Bhd (formerly known as Sime Home Products Sdn Bhd)	Investment holding	Malaysia	100.0	100.0
Dunlopillo (Malaysia) Sdn Bhd (formerly known as Sime Home Products Manufacturing Sdn Bhd)	Manufacturing and trading of bedding and other related products	Malaysia	100.0	100.0

NAME OF COMPANY	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION/ PRINCIPAL PLACE OF BUSINESS	GROUP'S % INTEREST 2005	GROUP'S % INTEREST 2004
Dunlopillo (Shenzhen) Pte Ltd	Manufacturing and trading of bedding and other related products	China	100.0[1]	–
Dunlopillo (Vietnam) Limited (formerly known as Sime Darby Manufacturing Limited)	Manufacture and marketing of mattresses and bedding products	Vietnam	100.0[1]	100.0[1]
DMIB Sdn Bhd (formerly known as DMIB Berhad)	Manufacturing of tyres	Malaysia	^49.0[2]	^49.0[2]
DMIB (Singapore) Pte Ltd	Investment holding	Singapore	^49.0[2]	^49.0[2]
DMS Jaya Marine W.L.L	Shipowning and shipchartering	Qatar	^14.5[2]	–
Hidro Focus Sdn Bhd	Civil and structural contractor	Malaysia	^28.0	^28.0
Jaya Century Pte Ltd	Shipowning and shipchartering	Singapore	^29.6[2]	–
Jaya Container Lines Pte Ltd	Shipowning and shipchartering	Singapore	^26.6[2]	–
Jaya Holdings Limited #	Investment holding	Singapore	^29.6[2]	–
Jaya DMS Marine Pte Ltd	Shipowning and shipchartering	Singapore	^14.8[2]	–
Jaya International Transport Pte Ltd	Shipowning and shipchartering	Singapore	^29.6[2]	–
Java Marine Lines Pte Ltd	Shipowning and shipchartering	Singapore	^29.6[2]	–
Jaya Offshore Pte Ltd	Shipchartering and shipmanagement	Singapore	^29.6[2]	–
Jaya Shipbuilding and Engineering Private Limited	Ownership of shipyard and the building and repairing of ships	Singapore	^29.6[2]	–
Jaya-TDS Shipping Ltd	Shipowning and shipchartering	Mauritius	^14.8[2]	–
Jecking Tours & Travel Limited	Travel and tour agency	Hong Kong	70.0[1]	70.0[1]
Kuala Lumpur Golf & Country Club Berhad	Providing golfing, sporting and other recreational activities and services as well as property development	Malaysia	100.0	100.0
Lec Refrigeration (France) SA	Distribution of refrigeration equipment and associated products	France	100.0[1]	99.3[1]
Lec Refrigeration Plc	Designing, manufacturing, marketing and servicing of refrigeration equipment	United Kingdom	–	99.3[1]
Malaysian Oriental Holdings Berhad	Investment holding	Malaysia	70.0	70.0
Marksworth Limited	Investment holding	Hong Kong	100.0[1]	100.0[1]
Marsman - Westminster Travel, Inc	Tour and travel agency	Philippines	^35.0[2]	^35.0[2]
Mecomb Engineering Sdn Bhd	Systems integration of oil and metering skids, process controls, factory automation and intelligent transport systems	Malaysia	70.0	70.0
Mecomb Malaysia Sdn Berhad	Sales and service of industrial, mechanical, electrical and instrumentation products, computer products and systems and design and consultancy of air-conditioning systems	Malaysia	70.0	70.0
Mecomb Singapore Limited	Sales and service of industrial, mechanical, electrical and electronic products and manufacture, design and sales and service of ventilation systems and car park management systems	Singapore	70.0[1]	70.0[1]
Mecomb (Thailand) Limited	Sale of industrial, mechanical, electrical and electronic products	Thailand	100.0[1]	100.0[1]
Orchard Nominees Private Limited	Holding investments as a nominee	Singapore	100.0[1]	100.0[1]
PAR Resources (Holdings) Limited	Investment holding	Hong Kong	100.0[1]	100.0[1]
PB Packaging Systems Singapore Pte Ltd	Management and holding property for investment	Singapore	66.6[1]	66.6[1]
Pesida Equipment Sdn Bhd	Investment holding	Malaysia	100.0	100.0
Petra Sime Marketing Private Limited	Marketing and trading of consumer products	Singapore	^40.0[1]	–
PT Jaya Asiatic Shipyard	Ownership of shipyard and the building and repairing of ships	Indonesia	^28.1[2]	–
PT Guru Indonesia	Manufacture of corrugated boxes	Indonesia	75.0[2]	75.0[2]
PT Mecomb Tehnik	Importation, distribution and leasing of engineering products	Indonesia	70.0[1]	70.0[1]
Robt. Bradford & Co Ltd	Investment holding and insurance broking	United Kingdom	100.0[1]	100.0[1]
Robt. Bradford Hobbs Savill Ltd	Insurance broking	United Kingdom	100.0[1]	100.0[1]
Sanergy Jaya Marine Pte Ltd	Shipowning, shipchartering and ship management	Singapore	^14.8[2]	–
SD Far East (1991) Limited	Investment holding	Hong Kong	100.0[1]	100.0[1]
SD Holdings Berhad	Investment holding	Malaysia	100.0	100.0
Seadex Pte Ltd	Shipowning and shipchartering	Singapore	^23.7[2]	–
Sim Dar May Hong Kong Investment Company Limited	Investment holding	Hong Kong	–	100.0[1]
Sime Alexander Forbes Insurance Brokers Sdn Bhd	Insurance and reinsurance brokers and consultants	Malaysia	60.0	60.0
Sime Allied Properties Limited	Investment holding	Singapore	100.0[1]	–
Sime Coatings Sdn Bhd	Manufacture and marketing of decorative paints	Malaysia	100.0	100.0
Sime Conoco Energy Sdn Bhd	Investment holding	Malaysia	51.0	51.0
Sime Darby Americas Limited	Investment holding	United States of America	100.0[1]	100.0[1]
Sime Darby China Limited	Investment holding	Hong Kong	100.0[1]	100.0[1]
Sime Darby Eastern International Limited	Investment holding	Singapore	100.0[1]	100.0[1]
Sime Darby Eastern Investments Private Limited	Investment holding	Singapore	100.0[1]	100.0[1]
Sime Darby Eastern Limited	Investment holding	Singapore	100.0[1]	100.0[1]

NAME OF COMPANY	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION/ PRINCIPAL PLACE OF BUSINESS	GROUP'S % INTEREST 2005	2004
Sime Darby Financial Services Holdings Sdn Bhd	Investment holding	Malaysia	100.0	100.0
Sime Darby Hongkong Finance Limited	Provision of financial services and investment trading	Hong Kong	100.0[1]	100.0[1]
Sime Darby Hong Kong Nominees Limited	Holding investments as a nominee	Hong Kong	100.0[1]	100.0[1]
Sime Darby Information Service Pte Ltd	Provision of audit, human resources,information technology and accounting services	Singapore	100.0[1]	100.0[1]
Sime Darby Insurance Pte Ltd	Offshore captive insurer	Labuan	100.0	100.0
Sime Darby Investments Pty Limited	Investment holding	Australia	100.0[1]	100.0[1]
Sime Darby London Limited	Investment holding	United Kingdom	100.0[1]	100.0[1]
Sime Darby Malaysia Berhad	Investment holding	Malaysia	100.0	100.0
Sime Darby Management Services Limited	Provision of property holding and management activities	Hong Kong	100.0[1]	100.0[1]
Sime Darby Marketing Sdn Bhd	Marketing and distribution of pharmaceutical and consumer products	Malaysia	100.0	100.0
Sime Darby Nominees Limited	Holding investments as a nominee	United Kingdom	100.0[1]	100.0[1]
Sime Darby Nominees Sendirian Berhad	Holding investments as a nominee	Malaysia	100.0	100.0
Sime Darby Pension Scheme Trustees Ltd	Trustees to Pension Scheme	United Kingdom	100.0[1]	100.0[1]
Sime Darby Rent-A-Car Sdn Bhd	Hire of vehicles to the general public	Malaysia	100.0	100.0
Sime Darby Services Private Limited	Vehicle rental	Singapore	100.0[1]	100.0[1]
Sime Darby Singapore Limited	Marketing, trading and manufacturing	Singapore	100.0[1]	100.0[1]
Sime Darby Systems Sdn Bhd	Investment holding	Malaysia	70.0	70.0
Sime Darby Technology Centre Sdn Bhd	Research and development in non rubber products	Malaysia	100.0	100.0
Sime Darby Travel Sdn Bhd	Travel agency	Malaysia	100.0	100.0
Sime Darby (Thailand) Limited	Investment holding	Thailand	100.0[2]	100.0[2]
Sime Engineering Services Bhd #	Investment holding	Malaysia	70.0	70.0
Sime Footwear (Melaka) Sdn Bhd	Property investment	Malaysia	100.0	100.0
Sime Hartanah Sdn Bhd	Investment holding	Malaysia	100.0	100.0
Sime Healthcare Staff Agency Sdn Bhd	Operation of employment agency	Malaysia	100.0	100.0
Sime Holidays Sdn Bhd	Travel and tour agency	Malaysia	100.0	100.0
Sime Inax Sdn Bhd	Manufacture and marketing of sanitary wares	Malaysia	80.0	80.0
Sime Insurance Brokers (HK) Limited	Insurance brokers	Hong Kong	100.0[1]	100.0[1]
Sime Insurance Brokers (Singapore) Pte Ltd	Insurance and reinsurance brokers and consultants	Singapore	100.0[1]	100.0[1]
Sime Integrated Logistics Sdn Bhd	Provision of transportation, freight forwarding, container haulage and warehousing and distribution services	Malaysia	^50.0	100.0
Sime Investments (Mauritius) Limited	Provision of financing	Mauritius	100.0[1]	100.0[1]
Sime Kansai Paints Sdn Bhd	Manufacture, sale and marketing of automotive and industrial paints	Malaysia	^40.0	^40.0
Sime Link Sdn Bhd	Investment holding	Malaysia	100.0	100.0
Sime Malaysia Region Berhad	Investment holding	Malaysia	100.0	100.0
Sime Managing Agency Limited	Insurance agents	Hong Kong	100.0[1]	100.0[1]
Sime-Morakot Holdings (Thailand) Limited (formerly known as BDO (Thailand) Limited)	Investment holding	Thailand	100.0[2]	100.0[2]
Sime NET Technologies Sdn Bhd	Provider of information technology services	Malaysia	100.0	100.0
Sime Oleander Sdn Bhd	Manufacturing and distributing mineral and distilled water as well as beverage products	Malaysia	51.1	51.1
Sime Rengo Packaging (M) Sdn Bhd	Manufacture and sale of corrugated fibre board cartons and boxes	Malaysia	70.0	70.0
Sime Rengo Packaging Singapore Limited	Manufacture of corrugated boxes	Singapore	66.6[1]	66.6[1]
Sime Rubber Industries Sdn Bhd	Manufacturing and marketing of retreading and general rubber moulded products	Malaysia	^49.0[2]	^49.0[2]
Sime Singapore Investments Limited	Investment holding	Singapore	100.0[1]	100.0[1]
Sime Singapore Limited	Investment holding and the provision of management and ancillary services to related companies	Singapore	100.0[1]	100.0[1]
Sime Solution Centre Sdn Bhd	Provision of accounting and other backroom processing services	Malaysia	100.0	100.0
Sime Surveillance Sdn Bhd	Provision of security services	Malaysia	100.0	100.0
Sime Technologies Holdings Pte Ltd	Investment holding	Labuan	70.0[3]	70.0[3]
Sime Technology (Beijing) Company Limited	Consultancy and software	China	100.0[1]	100.0[1]
Sime Travel Holdings Limited	Investment holding	Hong Kong	100.0[1]	100.0[1]
Sime Travel (Singapore) Private Limited	Travel related services	Singapore	70.0[1]	70.0[1]
Sime Tyres International (M) Sdn Bhd	Manufacturing of tyres	Malaysia	^49.0	^49.0
Sime Tyres Marketing Sdn Bhd	Marketing of tyres	Malaysia	^49.0	^49.0
SimeTech (Malaysia) Sdn Bhd	Investment holding	Malaysia	70.0	70.0
SimeWest Holdings Sdn Bhd	Investment holding	Malaysia	100.0	100.0
Simex Chemical Sdn Bhd	Manufacturing of chemical products	Malaysia	100.0	100.0
Simex (Europe) Limited	Importation and distribution of tyres and tubes	United Kingdom	^49.0[2]	^49.0[2]

NAME OF COMPANY	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION/ PRINCIPAL PLACE OF BUSINESS	GROUP'S % INTEREST 2005	2004
SJMC Training and Educational Services Sdn Bhd	Organise educational programmes and establish institutions of education	Malaysia	**100.0**	100.0
Solarvest Sdn Bhd	Investment holding	Malaysia	**100.0**	100.0
South Perth Investments Pty Ltd	Rental and leasing of vehicles	Australia	**100.0[1]**	100.0[1]
SST Integrated Technologies Sdn Bhd	Provision of calibration, measurement and related services	Malaysia	**35.0**	35.0
Subang Jaya Medical Centre Sdn Bhd	Medical centre	Malaysia	**100.0**	100.0
Syarikat Malacca Straits Inn Sdn Bhd	Hotel ownership	Malaysia	**55.0**	55.0
Tahan Enterprise Sdn Berhad	Investment holding	Malaysia	**100.0**	100.0
Technochem Pte Ltd	Treatment and recycling of industrial and chemical wastes	Singapore	**90.0[1]**	90.0[1]
Tesco Stores (Malaysia) Sdn Bhd	Operator of retail outlets	Malaysia	**^30.0**	^30.0
The China Engineers (Malaysia) Sdn Bhd	General trading, distribution of building supplies and technical products	Malaysia	**100.0**	100.0
The China Engineers (South China) Limited	Investment holding	Hong Kong	**100.0[1]**	100.0[1]
The China Engineers (Thailand) Limited	Investment holding	Thailand	**99.9[2]**	99.9[2]
The China Water Company Limited	Infrastructure project development	Cayman Islands	**^33.3[1]**	^33.3[1]
Union Sime Darby (Thailand) Ltd	Insurance and reinsurance brokers and consultants	Thailand	**^49.0[1]**	^49.0[1]
Westminster Travel Limited	Travel agent	Hong Kong	**70.0[1]**	70.0[1]
Westminster Travel Limited (Taiwan)	Travel agent	Taiwan	**70.0[1]**	70.0[1]
Wincastle Travel (HK) Limited	Travel agent	Hong Kong	**52.5[1]**	52.5[1]
Wuxi PAR Resources Coatings and Chemicals Company Limited	Manufacture and distribution of industrial and decorative paints	China	**100.0[1]**	100.0[1]

NAME OF COMPANY	COUNTRY OF INCORPORATION/ PRINCIPAL PLACE OF BUSINESS	GROUP'S % INTEREST 2005	GROUP'S % INTEREST 2004
INACTIVE COMPANIES - ALL DIVISIONS			
Agri-Bio Corporation Sdn Bhd	Malaysia	**100.0**	100.0
Alexander Forbes (Malaysia) Sdn Bhd	Malaysia	**60.0**	60.0
Arabis Pte Ltd	Singapore	**100.0[1]**	100.0[1]
Asia Power Systems Corporation	British Virgin Islands	**^14.8[2]**	–
Associated Tractors Sdn Bhd	Malaysia	**71.7**	71.7
ATSB (B) Sdn Bhd	Brunei	**71.7[1]**	71.7[1]
Auto Bavaria Sdn Bhd	Malaysia	**71.7**	71.7
Bacini Cycles Pty Ltd	Australia	**100.0[1]**	100.0[1]
Barat Estates Sendirian Berhad	Malaysia	**100.0**	100.0
Calm Approach Investment, Ltd	British Virgin Islands	**^6.0[2]**	–
Century Batteries Sales (Malaysia) Sdn Bhd	Malaysia	**94.2**	81.4
Continental Cars Limited	New Zealand	**100.0[1]**	100.0[1]
Contract Tyre Equipment Limited	United Kingdom	**^49.0[1]**	^49.0[1]
Crescent Shipping Pte Ltd	Singapore	**^29.6[2]**	–
Darby Park Sdn Bhd	Malaysia	**100.0**	100.0
East West Insurance Company Limited	United Kingdom	**79.2[2]**	79.2[2]
Edible Products Limited	Singapore	**100.0[1]**	100.0[1]
Epic Products Berhad	Malaysia	**100.0**	100.0
ERF Man and Western Star (NZ) Limited	New Zealand	**100.0[1]**	100.0[1]
Esprit Aquaservices Sdn Bhd	Malaysia	**51.1**	51.1
Grand Seaway Ferries Inc	Philippines	**^6.0[2]**	–
Guangzhou SimeWinner Motor Services Limited	China	**60.0[1]**	60.0[1]
Guangzhou Wallace Harper Motor Services Limited	China	**100.0[1]**	100.0[1]
Guardfire (Malaysia) Sdn Bhd	Malaysia	**^30.0**	^30.0
Island Power Operations Pte Ltd	Singapore	**–**	+50.0[2]
Island Power Supply Pte Ltd	Singapore	**–**	+50.0[2]
Jaya Logistics Pte Ltd	Singapore	**^29.6[2]**	–
Jaya Offshore (HK) Limited	Hong Kong	**^29.6[2]**	–
Jaya Pacific Line Pte Ltd	Singapore	**^14.5[2]**	–
Jaya Shipmanagement Pte Ltd	Singapore	**^20.7[2]**	–
LangFish Sdn Bhd	Malaysia	**100.0**	100.0
Malaysia China-Hydro Sdn Bhd	Malaysia	**70.0**	70.0
MarketLink (M) Sdn Bhd	Malaysia	**100.0**	100.0
Mecomb Technologies Sdn Bhd	Malaysia	**70.0**	70.0[1]
Milan Motors, Limited	Hong Kong	**100.0[1]**	100.0[1]
Mortlock Distributors Pty Ltd	Australia	**100.0[1]**	100.0[1]
Motion Smith Machinery (Shanghai) Co. Ltd	China	**70.0[1]**	–
Palmerston North Motors Wholesale Limited	New Zealand	**100.0[1]**	100.0[1]
Par Paints Sdn Bhd	Malaysia	**100.0**	100.0
Puchong Quarry Sdn Bhd	Malaysia	**85.4**	85.4
Scandinavian Truck & Bus Sdn Bhd	Malaysia	**71.7**	71.7
SDI (Finance) Limited	United Kingdom	**^49.0[1]**	^49.0[1]
SD Retread Systems, Inc	Philippines	**^39.5[2]**	^39.5[2]
Serapi Trading Sdn Bhd	Malaysia	**51.1**	51.1
Servitel Development Sdn Bhd	Malaysia	**100.0**	100.0
Sime Aerogreen Research Sdn Bhd	Malaysia	**100.0**	100.0
Sime Bow Motors (Guangzhou Free Trade Zone) Limited	China	**100.0[1]**	60.0[1]
Sime Cycle Australia Pty Ltd	Australia	**100.0[1]**	100.0[1]
Sime Darby Canada Ltd	Canada	**100.0[1]**	100.0[1]
Sime Darby Corporation (Africa) Sdn Bhd	Malaysia	**100.0**	100.0
Sime Darby Edible Products Tanzania Limited	Tanzania	**100.0[1]**	100.0[1]
Sime Darby Land (Johor) Sdn Bhd	Malaysia	**100.0**	100.0
Sime Darby Yangon Limited	Myanmar	**100.0[1]**	100.0[1]
Sime Energy Holdings Pte Ltd	Singapore	**100.0[2]**	100.0[2]
Sime Healthcare Sdn Bhd	Malaysia	**100.0**	100.0
Sime Health Limited	United States of America	**100.0[1]**	100.0[1]
Sime Insurance Services Sdn Bhd	Brunei	**100.0[1]**	100.0[1]
Sime Kitaran Bumi Sdn Bhd	Malaysia	**^49.0[2]**	^49.0[2]
Sime Latex Products Sdn Bhd	Malaysia	**100.0**	100.0
Sime Logistics Sdn Bhd	Malaysia	**100.0**	100.0
Sime Overseas Sdn Bhd	Malaysia	**100.0**	100.0
Sime Technology Ventures Sdn Bhd	Malaysia	**100.0**	100.0

NAME OF COMPANY	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION/ PRINCIPAL PLACE OF BUSINESS	GROUP'S % INTEREST 2005	GROUP'S % INTEREST 2004
Simex Aircraft Tyre Company Sdn Bhd		Malaysia	100.0	51.0
Simex Engineered Rubber Products Sdn Bhd		Malaysia	^49.0	^49.0
Simex Tyres Sdn Bhd		Malaysia	^49.0	^49.0
SRIB (Far East) Pte Ltd		Singapore	100.0[1]	100.0[1]
Steelform Industries (Malaysia) Sdn Bhd		Malaysia	100.0	100.0
Surfactants (Malaysia) Sendirian Berhad		Malaysia	100.0	100.0
Tengah Estates Sendirian Berhad		Malaysia	100.0	100.0
TMB Niaga Sdn Bhd		Malaysia	43.0	43.0
Tractors All Parts Sdn Bhd		Malaysia	71.7	71.7
Tractors Auto Components Sdn Bhd		Malaysia	71.7	71.7
Tractors Machinery International Pte Ltd		Singapore	100.0[1]	100.0[1]
Trans-Port Shipping Pte Ltd		Singapore	^8.3[2]	-
Universal Cars China Limited		Hong Kong	100.0[1]	100.0[1]
Verbena Pte Ltd		Singapore	^29.6[2]	-
Westminster Travel (UK) Limited		United Kingdom	70.0[1]	70.0[1]
Xiamen Xiangyu Sime Darby CEL Machinery Trading Co Ltd		China	100.0[1]	100.0[1]
Xinet Pte Ltd		Singapore	^29.6[2]	-
Zhuhai Jaya Shipbuilding Co. Ltd		China	^20.7[2]	-

Notes:-

^ Associated companies of Sime Darby.

Listed on a stock exchange.

@ Tractors, which is a subsidiary of Sime Darby, has a 49% equity interest in BMW Malaysia Sdn Bhd. Notwithstanding this, the investment in BMW Malaysia Sdn Bhd has been classified as an investment (and not as an associated company) in the accounts of the Tractors Group in view of the fact that the Tractors Group is entitled to receive an aggregate guaranteed dividend for the first five (5) years.

+ Jointly-controlled entity

1 Subsidiaries and associated companies as at 30th June 2005 which are audited by overseas firms associated with PricewaterhouseCoopers, Malaysia

2 Subsidiaries and associated companies as at 30th June 2005 which are audited by firms not associated with PricewaterhouseCoopers, Malaysia.

3 Subsidiaries and associated companies as at 30th June 2005 which have not appointed auditors.

Statement By Directors And Statutory Declaration

STATEMENT BY DIRECTORS

We, Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid and Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid, two of the Directors of Sime Darby Berhad, do hereby state that, in the opinion of the Directors, the financial statements set out on pages 54 to 106 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 30th June 2005 and of the results of the Group and of the Company and the cash flows of the Group and of the Company for the year ended on that date, in accordance with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

In accordance with a resolution of the Board of Directors
dated 29th August 2005

Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid
Chairman

Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid
Group Chief Executive

Kuala Lumpur
29th August 2005

STATUTORY DECLARATION

I, Sekhar Krishnan, the officer primarily responsible for the financial management of Sime Darby Berhad, do solemnly and sincerely declare that the financial statements set out on pages 54 to 106 are, to the best of my knowledge and belief, correct, and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

SUBSCRIBED AND SOLEMNLY DECLARED by the abovenamed Sekhar Krishnan, at Kuala Lumpur, Malaysia on 29th August 2005.

PESURUHJAYA SUMPAH
K. MARIASOOSAY
NO: W 344
MALAYSIA

K. Mariasoosay
Commissioner for Oaths (No. W344)
Kuala Lumpur

K. MARIASOOSAY
PESURUHJAYA SUMPAH
TINGKAT 3, WISMA YAKIN
JALAN MASJID INDIA
50100 KUALA LUMPUR

Sekhar Krishnan
(MIA 2337)
Group Chief Financial Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
(AF 1146)
Chartered Accountants
11th Floor Wisma Sime Darby
Jalan Raja Laut
P O Box 10192
50706 Kuala Lumpur, Malaysia
Telephone +60 (3) 2693 1077
Facsimile +60 (3) 2693 0997
www.pwc.com/my

REPORT OF THE AUDITORS TO THE MEMBERS OF SIME DARBY BERHAD (COMPANY NO. 41759-M)

1. We have audited the financial statements set out on pages 54 to 106. These financial statements are the responsibility of the Company's Directors. It is our responsibility to form an independent opinion, based on our audit, on these financial statements and to report our opinion to you, as a body, in accordance with Section 174 of the Companies Act, 1965 and for no other purpose. We do not assume responsibility to any other person for the content of this report.

2. We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion:
   (a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and MASB approved accounting standards in Malaysia so as to give a true and fair view of:

      (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

      (ii) the state of affairs of the Group and of the Company as at 30th June 2005 and of the results and cash flows of the Group and of the Company for the financial year ended on that date; and

   (b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiary companies of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

4. The names of the subsidiary companies of which we have not acted as auditors are indicated in Note 40 to the financial statements. We have considered the financial statements of these subsidiary companies and the auditors' reports thereon.

5. We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

6. The auditors' report on the financial statements of the subsidiary companies were not subject to any qualification and did not include any comment made under subsection 3 of Section 174 of the Act.

PricewaterhouseCoopers
(No. AF-1146)
Chartered Accountants

Lee Yoke Khai
(No. 1589/08/07 (J))
Partner of the firm

Kuala Lumpur
29th August 2005

LOCATION	TENURE	AREA	AGE OF BUILDING	DESCRIPTION	YEAR OF EXPIRY	NET BOOK VALUE RM '000
MALAYSIA						
3,109F, Taman Danau Desa, Kuala Lumpur	Leasehold	321 sq metres		Two unit four storey shoplots	2083	1,930
Alor Gajah Industrial Estate, Northern District,	Leasehold	29,300 sq metres	25 years	Industrial Land & Building	2073	1,314
Atherton Estate, Siliau, Negeri Sembilan	Freehold	2,278 hectares		Rubber & Oil Palm Estate		13,175
Badenoch Estate, Kuala Ketil, Kedah	Freehold	1,536 hectares		Rubber & Oil Palm Estate		10,240
Bakar Arang Industrial Estates, Kedah	Leasehold	19,693 sq metres	28 years	Industrial Land & Factory Building	2075	1,045
Batu Ferringhi, Pulau Pinang	Freehold	190 sq metres	17 years	Residential Apartment		140
Bukit Cloh Estate, Jeram, Selangor	Freehold	2,035 hectares		Oil Palm Estate		19,615
Bukit Kiara, Kuala Lumpur	Leasehold	227 hectares	13 years	Golf & Country Club	2051	140,294
Bukit Kiara, Kuala Lumpur	Leasehold	29 hectares		Land Held For Township Development	2051	312,971
Bukit Paloh Estate, Paloh, Johor	Freehold	1,468 hectares		Oil Palm Estate		10,054
Bukit Paloh Scheme, Paloh, Johor	Freehold	556 hectares		Oil Palm Estate		10,595
Bukit Rajah Estate, Klang, Selangor	Freehold	2,089 hectares		Land Held For Township Development		187,956
Bukit Rajah Industrial Estate, Klang, Selangor	Leasehold	16,389 sq metres		Industrial Land	2088	1,130
Bukit Rajah Industrial Estate, Klang, Selangor	Leasehold	30,700 sq metres	22 years	Industrial Land	2082	6,698
Bukit Tunku, Kuala Lumpur	Freehold	2,444 sq metres	25 years	Residential Bungalow		388
CEP Niyor Estate, Kluang, Johor	Freehold/ Leasehold	1,554 hectares		Oil Palm Estate	2011	8,990
CEP Rengam Estate, Rengam, Johor	Freehold	3,089 hectares		Oil Palm Estate		20,206
Chan Wing Estate, Kluang, Johor	Freehold	2,603 hectares		Rubber & Oil Palm Estate		45,954
Craigielea Estate, Bukit Pasir, Johor	Freehold	2,342 hectares		Oil Palm Estate		13,283
Devon Estate, Merlimau, Malacca	Freehold	1,750 hectares		Oil Palm Estate		43,286
Ellar Estate, Kluang, Johor	Freehold	937 hectares		Rubber & Oil Palm Estate		6,807
Fraser's Hill, Pahang	Leasehold	7,100 sq metres	19 years	Holiday Bungalow	2042	584
Gedong Estate, Bagan Serai, Perak	Freehold	1,344 hectares		Oil Palm Estate		8,767
Gong Badak Industrial Estate, Kuala Terengganu	Leasehold	21,003 sq metres	22 years	Office, Workshop And Warehouse Complex	2043	650
Gunung Mas Estate, Bekok, Johor	Freehold	870 hectares		Oil Palm Estate		15,544
Hadapan Estate, Layang-Layang, Johor	Freehold	1,133 hectares	23 years	Oil Palm Estate & Buildings		10,225
Jalan Apas, Tawau, Sabah	Leasehold	14,746 sq metres	25 years	Office, Workshop & Warehouse Complex	2925	715
Jalan Bersatu, Petaling Jaya, Selangor	Leasehold	9,872 sq metres	13 years	Office & Factory	2059	18,764
Jalan 205, Petaling Jaya, Selangor	Leasehold	16,770 sq metres	25 years	Office, Workshop & Warehouse Complex	2055	2,443
Jalan 225, Petaling Jaya, Selangor	Leasehold	4,147 sq metres	23 years	Industrial Land & Building	2074	5,407
Jalan Haji Salleh, Jalan Meru, Klang, Selangor	Leasehold	2 hectares	10 years	Industrial Land & Building	2088	4,771
Jalan Acob Estate, Mukim of Kapar, District of Klang	Freehold	1,402 hectares		Land Held For Township Development		42,148
Jalan Gangsa, Pasir Gudang, Johor	Leasehold	42,700 sq metres	25 years	Office, Workshop Warehouse Complex & Vacant Land	2038	1,272
Jalan Kemajuan, Petaling Jaya, Selangor	Leasehold	7,251 sq metres	41 years	Factory Land & Building	2059	3,207
Jalan Kemajuan, Petaling Jaya, Selangor	Leasehold	8,830 sq metres	43 years	Factory Land & Building	2059	2,488
Jalan Labuk, Sandakan, Sabah	Leasehold	35,900 sq metres	25 years	Residential Land, Building & Commercial Office	2888	1,720
Jalan Lahat, Bukit Merah, Ipoh, Perak	Leasehold	17,376 sq metres	25 years	Office, Workshop & Warehouse Complex	2036	1,270
Jalan Lahat, Ipoh, Perak	Freehold	7,346 sq metres		Showroom		40
Jalan Mutiara, Taman Mutiara, Pontian, Johor	Freehold	143 sq metres	11 years	Single Storey Terrace House		84
Jalan Paku, Shah Alam, Selangor	Leasehold	1,774 sq metres	31 years	Industrial Land & Building	2068	97
Jalan Piasau, Miri, Sarawak	Leasehold	20,275 sq metres	25 years	Office, Workshop & Warehouse Complex	2028	1,230
Jalan Rasah, Seremban, Negeri Sembilan	Freehold	31,900 sq metres	31 years	Vacant Land		2,081
Jalan Sesiku 15/2, Shah Alam, Selangor	Leasehold	66,331 sq metres	24 years	Industrial Land With Factory Building	2065	12,365
Jalan Tandang, Petaling Jaya, Selangor	Leasehold	1.04 hectare	12 years	Industrial Land With Building	2066	10,808
Jalan Tandang, Petaling Jaya, Selangor	Leasehold	14 hectares	42 years	Land & Building	2065	61,180
Jalan Tampoi, Johor Bahru, Johor	Freehold	49,240 sq metres		Industrial Land		9,410
Jalan Tampoi, Johor Bahru, Johor	Leasehold	39,893sq metres	39 years	Factory Building	2025	337
Jalan Tuan Haji Said, Seremban, Negeri Sembilan	Freehold	8,400 sq metres		Land & Building		211
Jalan Tuanku Abdul Rahman, Kuala Lumpur	Freehold	186 sq metres		Land & Building		1,372
Jalan Tuanku Abdul Rahman, Kuala Lumpur	Freehold	240 sq metres		Land & Building		627

LOCATION	TENURE	AREA	AGE OF BUILDING	DESCRIPTION	YEAR OF EXPIRY	NET BOOK VALUE RM '000
Jalan Tun Ismail, Bukit Tunku, Kuala Lumpur	Freehold	19,221 sq metres		Land & Building		35,113
Jalan Tun Ismail, Ipoh, Perak	Freehold	4,411 sq metres		Vacant Land		100
Jasin/Pegoh Estate, Jasin, Melaka	Freehold	1,320 hectares		Rubber & Oil Palm Estate		7,001
Kali Malaya Estate, Paloh, Johor	Freehold	1,061 hectares		Oil Palm Estate		6,826
Kempas, Klebang Estate, Paloh, Johor	Freehold	2,473 hectares		Rubber & Oil Palm Estate		44,753
Kidurong Light Industrial Estate, Bintulu, Sarawak	Leasehold	10,704 sq metres	21 years	Workshop	2042	3,318
Kirby Estate, Labu, Negeri Sembilan	Freehold	1,572 hectares		Oil Palm Estate		7,300
Kompleks Kejuruteraan, Puchong, Selangor	Freehold	136,461 sq metres	7 years	Office, Workshop & Warehouse		88,081
Kulai Estate, Paloh, Johor	Freehold	2,051 hectares		Oil Palm Estate		37,508
9th Mile, Labuk Road, Sandakan Sabah	Leasehold	29 hectares		Vacant Land	2892	212
Layang Estate, Johor	Freehold	1,965 hectares		Oil Palm Estate		14,023
Seafield Estate, Damansara, Selangor	Freehold	24 hectares		Land Held For Township Development		77,815
Lorong Then Kung Suk 4, Sibu, Sarawak	Leasehold	7,249 sq metres	16 years	Office, Workshop & Warehouse Complex	2046	3,597
Lot 24, Jalan U1/49, Seksyen U1, 40150 Shah Alam	Freehold	2,081 sq metres	6 years	Commercial Building		3,167
Lintang Hishamuddin 2, Selat Kelang Utara, Port Klang	Leasehold	20,315 sq metres	7 years	Industrial Land & Building	2088	8,319
Lot 159, Jalan Parameswara, Melaka	Leasehold	8,000 sq metres	7 years	Commercial Land & Building	2080	59,077
Lot 160, Jalan Parameswara, Melaka	Leasehold	2,155 sq metres	7 years	Commercial Land & Building	2083	217
Lot 552, Batang Berjuntai, Selangor	Freehold	45,334 hectares		Industrial Land & Building		11,277
Lot 552, Batang Berjuntai, Selangor	Leasehold	45 hectares	19 years	Land & Factory Building	2016	6,003
Lot 65 & 66, Kawasan Perusahaan Senawang, Seremban	Leasehold	3.7 hectares	17 years	Factory, Warehouse & Office Complex	2073	1,415
Lot 73 & 74, Kawasan Perindustrian Senawang, Seremban	Leasehold	20,720 sq metres	22 years	Land & Building	2074	2,699
Lot 924, Block 4, Matang Land District, Sarawak	Freehold	11,035 sq metres	12 years	Factory	2038	7,205
Lot 583, Block 4, Matang Land District,	Leasehold	24,280 sq metres	12 years	Factory	2038	13,858
Lot PT11101, Jalan Kewajipan, PSD Industrial Park	Freehold	101,099 sq metres	11 years	Industrial Land & Office Building		10,728
Jalan Kewajipan, Subang Jaya, Selangor	Leasehold	5,490 sq metres	13 years	Factory Building & Factory Office	2022	1,092
Lot PT11101, Jalan Kewajipan, USJ 7, Selangor	Freehold	2,296 sq metres	7 years	Office Building		15,011
Lot PT11101, Persiaran Kewajipan, USJ7, Selangor	Freehold	455 sq metres	13 years	Factory Building		1,281
Lot PT 115 & 116, Mukim Cheras	Leasehold	2 hectares	22 years	Land & Building	2036	2,444
Lot 6508, 6509 & 6510 Kapar, Klang, Selangor	Freehold	45,140 sq metres		Industrial Land		6,213
Lot 6508, 6509 & 6510 Kapar, Klang, Selangor	Freehold	7,338 hectares		Land		8,983
Lot 2026, Jalan Kewajipan, Subang Jaya, Selangor	Freehold	43,628 sq metres	13 years	Industrial Land & Factory Building		4,875
Lot 41343, 41344 & 41345, Senai Land, Johor Bahru	Freehold	14,750 sq metres		Vacant Land		2,470
Lot 142, Section 63, Kuching Town	Leasehold	409.2 hectares	24 years	3 storey shoplots Land District,	2084	457
Mengaris Estate, Sandakan, Sabah	Leasehold	2,419 hectares		Oil Palm Estate	2887	40,443
Merlimau Estate, Merlimau, Melaka	Freehold	1,888 hectares		Oil Palm Estate		12,079
Midlands Estate, Kulai, Johor	Freehold	2,101 hectares		Oil Palm Estate		45,795
Miri Concession Land, Piasau Road, Sarawak	Leasehold	10,862 sq metres		Industrial Land	2041	1,929
New Labu Estate, Nilai, Negeri Sembilan	Freehold	635 hectares		Rubber & Oil Palm Estate		4,264
Nova Scotia Estate, Teluk Intan, Perak	Freehold	3,104 hectares		Oil Palm Estate		30,999
Parkland, Subang Jaya, Selangor	Leasehold	29 hectares		Parkland	2087	3,836
Pasir Gudang Industrial Estate, Johor	Leasehold	4 hectares		Land & Building	2035	15,477
Pasir Gudang Industrial Estate, Johor	Leasehold	2 hectares		Land & Building	2043	435
Pasir Gudang Industrial Estate, Johor	Leasehold	2 hectares		Land & Building	2053	2,129
Pasir Gudang Industrial Estate, Johor	Leasehold	11 hectares		Land & Building	2023	19,437
Pasir Gudang Industrial Estate, Johor	Leasehold	2 hectares		Land & Workshop	2053	798
Pasir Gudang Industrial Estate, Johor	Leasehold	14 hectares		Industrial Land	2045	36,028
Pasir Gudang Industrial Estate, Johor	Leasehold	5,000 sq metres		Land & Building	2022	1,486
Pasir Gudang Industrial Estate, Johor	Leasehold	11 hectares		Land & Building	2023	33,157
Patani Para Estate, Kedah	Freehold	784 hectares		Rubber & Oil Palm Estate		7,377

LOCATION	TENURE	AREA	AGE OF BUILDING	DESCRIPTION	YEAR OF EXPIRY	NET BOOK VALUE RM '000
Pilmoor Estate, Batu Tiga, Selangor	Freehold	315.5 hectares		Land Held For Township Development		97,505
PT 439 & 440 Mukim Padang Meha, Kulim, Kedah	Freehold	780,923 sq metres	9 years	Industrial Land & Building		54,080
Port Dickson Power Berhad, Jalan Seremban, Negeri Sembilan	Freehold	22 hectares	10 years	Industrial Building & Land		16,325
Raja Musa Estate, Selangor	Freehold	1,207 hectares		Oil Palm Estate		11,182
Rawang Intergated Industrial Park, Rawang, Selangor	Freehold	9,290 sq metres	11 years	Factory for Metal & Machinery Fabrication		2,593
Rubana Estate, Teluk Intan, Perak	Freehold	1,906 hectares		Oil Palm Estate		17,057
Sabrang Estate, Teluk Intan, Perak	Freehold	2,080 hectares		Oil Palm Estate		18,463
Seafield Estate, Petaling Jaya, Selangor	Freehold	2 hectares		Oil Palm Estate		556
Section 16, Shah Alam, Selangor	Leasehold	3,995 sq metres	32 years	Office & Factory	2068	2,539
SEDCO Industrial Estate, Kota Kinabalu, Sabah	Leasehold	15,721 sq metres	1 year	Motor Vehicle Showroom & Service Centre	2034	4,898
Seduan Land District, Sibu, Sarawak	Leasehold	7,249 sq metres	16 years	Industrial Land	2046	718
Segaliud Estate, Sandakan, Sabah	Leasehold	2,401 hectares		Oil Palm Estate	2886	48,458
Selangor River Estate, Bukit Rotan, Selangor	Freehold	1,735 hectares		Oil Palm Estate		17,415
Selatan Bahru Estate, Merlimau, Melaka	Freehold	862 hectares		Rubber & Oil Palm Estate		15,937
Semambu Industrial Estate, Kuantan, Pahang	Leasehold	26,305 sq metres	25 years	Office, Workshop & Warehouse Complex	2041	693
Sime UEP Centre, Subang Jaya, Selangor	Freehold	8,900 sq metres		Land		21,000
Taman Perindustrian UEP, Subang Jaya, Selangor	Freehold	38 hectares		Land Held For Township Development		15,921
Sime UEP Homes, Subang Jaya, Selangor	Freehold	5,820 sq metres		Land Held For Township Development		4,091
SJMC, Subang Jaya, Selangor	Freehold	49,879 sq metres	13 years	Outpatient Centre & SJMC North Tower		49,554
SJMC, Subang Jaya, Selangor	Freehold	25,114 sq metres	20 years	SJMC South Tower		36,070
Sungei Way Development Berhad, Lot 3604, Subang Jaya	Freehold	5 hectares		Land Held For Township Development		18,810
Sungei Way Development Berhad, Lot 14198, Subang Jaya	Freehold	3 hectares		Land Held For Township Development		6,485
Sungei Way Development Berhad, Lot 9610, Subang Jaya	Freehold	8,700 sq metres		Land Held For Township Development		1,602
Sungei Way Development Berhad, Lot 9610, Subang Jaya	Freehold	4 hectares		Land Held For Township Development		8,883
Sime UEP Development, Sdn. Bhd, Subang Jaya, Selangor	Freehold	9,000 sq metres		Land Held For Township Development		126,501
Sime UEP Heights, Subang Jaya, Selangor	Freehold	38 hectares		Land Held For Township Development		17,588
Lot 4243, Subang Jaya, Selangor	Freehold	1,600 sq metres		Hotel Site		352
Lot 8129, Wisma Subang Jaya, Subang Jaya, Selangor	Freehold	2,100 sq metres	8 years	Land & Building		11,053
PT 5, Subang Jaya, Selangor	Freehold	4,700 sq metres		Vacant Land		1,544
UEP Construction Sdn. Bhd. PT Lot 2533, Subang Jaya, Selangor	Freehold	7,170 sq metres		Carpark Building		4,542
UEP Construction Sdn. Bhd. PT Lot 2631, Subang Jaya, Selangor	Freehold	3,854 sq metres		Carpark Building		3,670
PT6, Bandar Subang Jaya, Daerah Petaling, Selangor	Freehold	6,900 sq metres		Land Held For Township Development		2,252
Lot 305, Taman Pasir Putih, Mukim Plentong, Daerah Johor Bahru, Johor	Freehold	10.3 hectares		Land Held for Township Development		73,632
Sungai Sekah, Hamilton & New Labu Estate, Negeri Sembilan	Freehold	700 hectares		Oil Palm Estate		99,091
Sungei Buloh Estate, Bukit Rotan, Selangor	Freehold	2,587 hectares		Oil Palm Estate		24,802
Taman Ungku Tun Aminah, Johor Bahru, Johor	Freehold	143 sq metres	7 years	Double Storey Shoplots		300
Tali Ayer Estate, Bagan Serai, Perak	Freehold	2,260 hectares		Oil Palm Estate		22,085
Tali Ayer Estate, Bagan Serai, Perak	Freehold	186 hectares		Oil Palm Estate		25,065
Tennamaram Estate, Batang Berjuntai, Selangor	Freehold	1,704 hectares		Oil Palm Estate		8,879
Tuaran Road, Likas, Kota Kinabalu, Sabah	Leasehold	11,007 sq metres	25 years	Office, Workshop & Warehouse Complex	2026	870
Tun Tan Siew Sin Estate, Sandakan, Sabah	Leasehold	6,689 hectares		Oil Palm Estate	2888	110,916

LOCATION	TENURE	AREA	AGE OF BUILDING	DESCRIPTION	YEAR OF EXPIRY	NET BOOK VALUE RM '000
Tunku Estate, Sandakan, Sabah	Leasehold	5,277 hectares		Oil Palm Estate	2887	84,544
Wisma Consplant 1, Subang Jaya, Selangor	Freehold	677 sq metres	11 years	Twin Tower Office & Commerical Complex		35,037
Wisma Consplant 2, Subang Jaya, Selangor	Freehold	677 sq metres	19 years	Twin Tower Office & Commercial Complex		39,618
HONG KONG						
Castle Peak Road, Tsuen Wan, New Territories	Leasehold	14,586 sq metres	32 years	6 Storey Motor Service Centre With Vehicular Lift	2047	9,223
Kailey Industrial Centre, Fung Yip Street, Chai Wan	Leasehold	9,741 sq metres	14 years	Industrial Building For Motor Service Centre	2047	23,408
Matauwei Road, Tokwawan, Kowloon	Leasehold	14,864 sq metres	42 years	11 Storey Motor Service Centre With Showroom & Petrol filling station	2035	18,223
Oriental Centre, Chatham Road, Kowloon	Leasehold	867 sq metres	32 years	Commercial Building For Office Usage	2038	8,588
8 Fuk Wang Street, Yuen Long Industrial Estate,	Leasehold	12,411 sq metres	11 years	Industrial Building & Service Centre	2047	24,420
Yuen Long, New Territories	Leasehold	38,809 sq metres	12 years	Agricultural Lots	2047	4,930
3/F and 4/F, Topsail Plaza, II On Sum Street, Shatin New Territories	Leasehold	10,344 sq metres	10 years	Industrial Building For Motor Service Centre	2047	76,927
SINGAPORE						
315 Alexandra Road	Leasehold	7,720 sq metres	12 years	5 Storey Factory Building	2056	53,912
305 Alexandra Road	Leasehold	6,931 sq meters		Land Under Development	2057	64,724
23, Tuas Avenue	Leasehold	6,519 sq metres	22 years	Factory Building	2044	7,574
Chin Bee Cresent	Leasehold	4,900 sq metres	21 years	Single Storey Factory	2009	1,875
3rd Chin Bee Road	Leasehold	4,950 sq metres	24 years	Factory & Office Building	2040	3,037
4th Chin Bee Road	Leasehold	15,355 sq metres	24 years	Factory & Office Building Office	2008	7,645
Benoi Sector	Leasehold	79,051 sq metres	21 years	Integrated Complex Containing Office Blocks, Warehouse & Workshop	2032	16,904
6, Chin Bee Avenue	Leasehold	11,729 sq metres	30 years	Single Storey Warehouse With Offices	2043	9,315
Chin Bee Drive	Leasehold	6,873 sq metres	25 years	Factory & Office Building	2008	3,477
17 Ford Avenue	Freehold	2,321 sq metres	42 years	Two Storey Residential House		6,487
Jalan Boon Lay	Leasehold	30,865 sq metres	31 years	Industrial Land & Building	2030	3,481
Jurong Pier Road	Leasehold	16,456 sq metres	40 years	Workshop & Office Building	2026	6,199
Kampong Arang Road	Leasehold	8,357 sq metres	39 years	Motor Workshop, Showroom & Office Building	2034	5,899
Kwong Min Road	Leasehold	4,547 sq metres	37 years	Factory Complex With Warehouse & Office Building	2028	2,386
Lot 676, Orange Grove Road	Leasehold	3,373 sq metres	11 years	Service Apartment Building	2092	82,727
Sime Darby Centre, Dunearn Road	Leasehold	13,089 sq metres	22 years	Commercial, Warehouse & Industrial Building	2878	116,758
Ubi Road 4	Leasehold	4,993 sq metres	15 years	Motor Workshop, Showroom & Office	2020	31,920

LOCATION	TENURE	AREA	AGE OF BUILDING	DESCRIPTION	YEAR OF EXPIRY	NET BOOK VALUE RM '000
AUSTRALIA						
37-41, Commercial Avenue, Mackay, Queensland	Freehold	4,506 sq metres	11 years	Industrial Land		6,417
Archer Drive, Moranbah, Queensland	Freehold	805 sq metres	23 years	Residential Building		296
Alstonia Drive, Waipa, Queensland	Freehold	1,225 sq metres	9 years	Residential Building		720
Brown Street, Alice Springs, Northern Territory	Freehold	5 hectares	39 years	Industrial Building		803
Buckland Street, Biloela, Queensland	Freehold	698 sq metres	32 years	Residential Building		154
Carrington Road, Torrington, Queensland	Freehold	4 hectares	34 years	Industrial Building		2,378
Cnr Bussel Hway and Tunbridge, St Margaret River	Freehold	1 hectare	20 years	Motel Complex		4,947
Cnr Connors Road and Commercial Avenue, Paget, Mackay,Queensland	Freehold	3 hectares	20 years	Industrial Building		8,606
Cnr Kenny Street and Fearnley Street, Portsmith, Cairns, Queensland	Freehold	1 hectare	26 years	Industrial Building & Workshop		3,410
Cnr Woolcock Street and Blakey Street, Garbutt, Townsville, Queensland	Freehold	2 hectares	32 years	Industrial Building		1,634
Gregory Highway, Emerald, Queensland	Freehold	13 hectares	16 years	Industrial Building		1,230
Wishart Road, Berrimah, Darwin, Northern Territory	Freehold	1 hectare	2 years	Industrial Building		8,830
Hay Street, Subiaco Western Australia	Freehold	84 sq metres	14 years	Land & Building, Service Apartment		588
Hay Street, Subiaco Western Australia	Leasehold		14 years	Land & Building, Service Apartment	2021	2,062
Hill Road, Homebush Bay	Leasehold	1,085 sq metres	8 years	Office Building & Warehouse	2007	1
Kerry Road, Archerfield, Queensland	Freehold	13 hectares	60 years	Industrial Building		26,373
Kolongo Crescent, Kalkadoon, Mt Isa	Freehold	3 hectares	28 years	Miner's Homestead		2,802
Port Curtis Road, Rockhampton,Queensland	Freehold	35 hectares	32 years	Office Building		10,151
Vasse Highway, Pemberton, Western Australia	Freehold	116.2 hectares	20 years	Resort Complex		11,726
PHILIPPINES						
Makati, Metro Manila	Leasehold	10,000 sq metres	46 years	Office Complex & Warehouse	2026	0
THAILAND						
Laem Chabang Power Co, Ltd, Sukhumvit Road, Chonburi	Leasehold	50,601 sq metres	5 years	Land & Building	2027	16,861
Charan Sanitwong	Leasehold	2,456 sq metres		Land	2019	2,973
Charan Sanit Wong	Leasehold	1,604 sq metres	1 year	Land & Building	2013	1,372
Charoen Nakhon	Leasehold	5,649 sq metres	1 year	Land & Building	2024	7,480
Charand Sasnitwong	Leasehold	614 sq metres		Rent Land	2019	1,291
Minburi, Bangkok	Leasehold	4,108 sq metres		Land	2019	1,061
Lardkrabang1, Bangkok	Leasehold	3,368 sq metres		Land	2019	909
Lardkrabang 2, Bangkok	Leasehold	800 sq metres		Land	2019	270
Suksawat	Leasehold	200 sq metres		Temporary Building	2005	10
T.Bangtorud A.Muang, Samutsakorn	Freehold	65,583 sq metres		Land		2,760
Phetkasem Road, Bangkok	Leasehold	4,200 sq metres	2 Years	Land	2023	3,121
Phuket	Leasehold	1,602 sq metres		Showroom, Workshop &Office	2010	83
Ramintra, Bkkt	Leasehold	1,470 sq metres		Showroom, Workshop & Office	2017	1,884
Poochaosamingprai Road, Phrapradaeng, Samutprakarn	Freehold	13,112 sq metres	9 years	Land & Building		4,605
Sapansoong 1, Bangkok	Leasehold	6,632 sq metres		Land	2020	282
Sapansoong 2, Bangkok	Leasehold	8,056 sq metres		Land	2019	1,187
Pak Nam, Samutprakarn	Freehold	3,200 sq metres	1 year	Land		3,012
Samutprakarn	Freehold	39,140 sq metres	1 year	Land & Building		8,779
Srinakarim Road, Bangkok	Leasehold	8,276 sq metres	9 years	Land & Building	2025	1,716
Soi Sukhumvit 26, Bangkok	Freehold	488 sq metres	20 years	Land & Building		1,704
PAPUA NEW GUINEA						
Allotment 46, Karimata Street, Lae	Leasehold	1,040 sq metres	37 years	Duplex Property	2068	54
Allotment 77, Hibiscus Avenue, Lae	Leasehold	1,391 sq metres	42 years	Residential Building	2057	49
Cnr Milford Haven Road and Malaita Street, Lae	Leasehold	2 hectares	54 years	Sales, Service & Parts Facility	2050	12
Spring Gardens Road, Hohola, Port Moresby	Leasehold	3 hectares	34 years	Office Building	2070	1,826

LOCATION	TENURE	AREA	AGE OF BUILDING	DESCRIPTION	YEAR OF EXPIRY	NET BOOK VALUE RM '000
SOLOMON ISLAND						
Allotment 21, Panatina Village, Honiara	Leasehold	2,828 sq metres	22 years	Residential Building	2050	31
Allotment 22, Panatina Village, Honiara	Leasehold	1,812 sq metres	22 years	Residential Building	2050	31
Allotment 23, Panatina Village, Honiara	Leasehold	1,320 sq metres	22 years	Residential Building	2050	33
Honiara Facility, Guadalcanal Island	Leasehold	2 hectares	22 years	Industrial Property	2031	170
NEW ZEALAND						
2-46 Great South Road, New Market, Auckland	Leasehold	2,798 sq metres	4 years	Showroom & Admin Block	2022	9,514
16B St Marks Road, Remuera, Auckland	Leasehold	400 sq metres	9 years	Workshop	2006	81
21 Great South Road, New Market, Auckland	Leasehold	1,450 sq metres	8 years	Showroom & Workshop	2014	2,982
24 Great South Road, New Market, Auckland	Leasehold	750 sq metres	9 years	Workshop & Office	2005	21
3 Mauranui Ave, New Market, Auckland	Leasehold	1,478 sq metres	8 years	Office & Warehouse	2005	3,364
30 Great South Road, New Market, Auckland	Leasehold	1,012 sq metres		Land	2008	993
38 Great South Road, New Market, Auckland	Freehold	1,518 sq metres	6 years	Showroom & Workshop		9,999
40 Great South Road, New Market, Auckland	Leasehold	1,440 sq metres	25 years	Showroom & Workshop	2022	3,976
7 Mauranui Ave, Epsom, Auckland	Leasehold	1,277 sq metres	19 years	Workshop & Parts Department	2025	1,161
9-11 Mauranui Ave, Epsom, Auckland	Leasehold	2,554 sq metres	18 years	Workshop & Parts	2008	4,044
82, Great South Road, New Market, Auckland	Leasehold	1,763 sq metres	5 years	Showroom	2028	177
233, Great South Road, New Market, Auckland	Leasehold	4,195 sq metres	2 year	Showroom	2015	4,360
327, Lake Road, New Market, Auckland	Leasehold	667 sq metres		Showroom & Workshop	2018	28
229, Great South Road, New Market, Auckland	Leasehold	1,376 sq metres			2025	292
7-9, Silverfield, Glenfield	Freehold	1,724 sq metres	51 years			2,460
445, Lake Road, Takapuna	Leasehold	6,770 sq metres	71 years		2020	2,755
187, Wairau Road,	Leasehold	1,143 sq metres	34 years		2014	153
Malden Street, Palmerston North	Freehold	30,000 sq metres		Land & Building		22,723
OTHERS						
5 Duy Tan Street, Vung Tau, Vietnam	Leasehold	6,123 sq metres	10 years	Service Apartment	2032	16,593
Binh Duong, Vietnam	Leasehold	7,500 sq metres	1 year	Building		2,585
26-28, (YANJAIDI) Southern Section of Xiyuan Road, Kumming, China	Leasehold	5,258 sq metres	2 years	Workshop	2023	2,732
50 Wynnstay Gardens, Kensington, England	Leasehold	171 sq metres		4 Bedroom Residential Flat	2985	724
South Side, West Railway Station, Shenzhen City, Shenzhen	Leasehold	6,850 sq metres	1 year	Workshop	2015	1,507
Xiu Ying District Nanhai Dadao Road, Haikou, Hainan	Leasehold	1,651 sq metres		Workshop	2059	3,859
492, Bai Long Road, Kunming, Yunnan, China	Leasehold	3,250 sq metres	2 years	Workshop & Showroom	2023	2,416
Bognor Regis, UK	Freehold	48,500 sq metres	12 years	Investment Land and Building		23,873
Bognor Regis, UK	Freehold	218,500 sq metres		Investment Land		27,266
District No.18 Shunde Beijiao, Economic Industrial Area, China	Leasehold	2,583 sq metres	9 years	Single Storey Heavy Equipment Service Centre	2045	5,052
Jalan Raya Jakarta-Bogor Km 26, Jakarta, Indonesia	Leasehold	60,000 sq metres	34 years	Factory & Office	2022	3,634
Lot 69, Beribi Industrial Estate, Bandar Seri Begawan, Brunei	Leasehold	1,638 sq metres	6 years	Office, Service Centre & Warehouse	2009	826
Ma Que Ling Industrial Zone, Shennan Road, Nan Shan District, Shenzhen	Leasehold	23,388 sq metres	10 years	8-Storey Industrial Building For Motor Service	2022	23,340
No. 74, Tianshan Road, Shantou City, Guangdong China	Leasehold	7,305 sq metres	1 year	Motor vehicle service centre	2022	4,494
North Side, Chongkou Cun, Guongzhou, China	Leasehold	3,551 sq metres	6 years	Motor Service Centre & Showroom	2032	5,193
Rua Dos Pescadores, Macau	Leasehold	3,832 sq metres	39 years	5 Storey Motor Service Centre With Vehicle	2015	966
Kecamatan Parindu Sanggau, Kalimantan, Indonesia	Leasehold	10,719 sq metres		Planted Land	2030	54,898
Kouaoua, New Caledonia	Freehold	2 hectares	12 years	Villa & Shed		8

As at September 2005

Sime Darby's size, business diversity and geographical spread make it necessary to strike a balance between independent corporate autonomy and Group direction and control. This vital balance is achieved by the application of basic management principles coupled with hard work, sound planning and a management structure developed to suit the Group's immediate and long-term objectives.

While the management team forms the operational base of each division and region within the Group, the divisional and regional directors form the nucleus of the Group management team, which in effect manages the operations of the Group. The continuity of operational management control and information flows up from the subsidiary company operations to the Group Management Committee and back down again to the subsidiary companies.

Members of Sime Darby's Management Team

- **Dato' Ahmad Zubir bin Haji Murshid**
  Group Chief Executive of Sime Darby Berhad

- **Sekhar Krishnan**
  Group Chief Financial Officer of Sime Darby Berhad

- **Nancy Yeoh Poh Yew**
  Group Secretary and Group Tax Controller of Sime Darby Berhad

- **Martin Giles Manen**
  Director of Business Development of Sime Darby Berhad

- **Datuk Syed Tamim Ansari bin Syed Mohamed**
  Managing Director of Consolidated Plantations Berhad and Divisional Director of the Group's Plantations division, including the commodites, agribusiness & foods, healthcare and aerospace divisions

- **Jauhari bin Hamidi**
  Managing Director of Sime UEP Properties Berhad and Divisional Director of the Group's Property Development division

- **Azhar bin Abdul Hamid**
  Managing Director of Tractors Malaysia Holdings Berhad and Divisional Director of the Group's Heavy Equipment Distribution operations in Malaysia, Singapore, Hong Kong, the People's Republic of China and the Philippines

- **Yip Jon Khiam**
  Divisional Director of the Group's Motor division

- **Mohamad Shukri bin Baharom**
  Managing Director of Sime Engineering Services Berhad and Divisional Director of the Group's Energy division

- **Haji Md Ja'far bin Abdul Carrim**
  Divisional Director of the Group's Allied Products and Services division

- **Scott Cameron**
  Managing Director of Hastings Deering (Australia) Limited and Divisional Director of the Group's Heavy Equipment Distribution operations in Australia, Papua New Guinea, Solomon Islands and New Caledonia

Analysis Of Shareholdings

As at 30th August 2005

Class of Shares : Ordinary shares of RM0.50 each
Voting Rights : One vote per ordinary share

Size of Holdings	No. of Shareholders	% of Shareholders	No. of Shares Held	% of Issued Capital
Less than 100	752	2.60	23,842	0.00
100 to 1,000	7,974	27.59	6,354,392	0.27
1,001 to 10,000	15,094	52.22	61,840,937	2.58
10,001 to 100,000	4,315	14.93	123,224,324	5.14
100,001 to less than 5% of issued capital	767	2.65	988,382,292	41.24
5% and above of issued capital	2	0.01	1,216,903,287	50.77
Total	28,904	100.00	2,396,729,074	100.00

Classification of Shareholders	No. of Shareholders	% of Shareholders	No. of Shares Held	% of Issued Capital
Individuals	17,841	61.73	108,690,816	4.53
Banks/Finance Companies	35	0.12	472,295,283	19.71
Investment Trusts/Foundation/Charities	53	0.18	1,164,997	0.05
Other Types of Companies	772	2.67	70,093,673	2.92
Government Agencies/Insitutions	26	0.09	37,645,907	1.57
Nominees Companies	10,177	35.21	1,706,838,398	71.22
Total	28,904	100.00	2,396,729,074	100.00

Directors' Interests as per the Register of Directors' Shareholdings

Name of Director	No. of Shares Held	% of Issued Capital
In the Company		
Ordinary shares of RM0.50 each		
Datuk Khatijah binti Ahmad	10,000	*
Michael Wong Pakshong	65,000	*
Dr. David Li Kwok Po	250,000	0.01
Options over shares		
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid	232,000	
In Subsidiary Companies		
Sime Engineering Services Berhad		
Ordinary shares of RM0.50 each		
Michael Wong Pakshong	10,000	*
Kuala Lumpur Golf & Country Club Berhad		
Participatory interest	Type of membership	
Tan Sri Dato' Seri Dr. Ahmad Sarji bin Abdul Hamid	Honorary	
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya	Honorary	
Tan Sri Abu Talib bin Othman	Honorary	
Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali	Honorary	
Datuk Khatijah binti Ahmad	Honorary	
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali	Honorary	

* less than 0.01%

Save as disclosed above, none of the other Directors of the Company has any interest, direct or indirect, in shares in the Company or in shares in, debentures of or participatory interest made available by, a related corporation.

30 Largest Shareholders as per the Register of Members and the Record of Depositors

	Name of Shareholder	No. of Shares Held	% of Issued Capital
1	Amanah Raya Nominees (Tempatan) Sdn. Bhd. for Skim Amanah Saham Bumiputera	905,545,732	37.78
2	Employees Provident Fund Board	311,357,555	12.99
3	Permodalan Nasional Berhad	72,928,000	3.04
4	Lembaga Tabung Haji	51,113,120	2.13
5	Malaysia Nominees (Tempatan) Sendirian Berhad for Great Eastern Life Assurance (Malaysia) Berhad (PAR 1)	41,763,193	1.74
6	Cartaban Nominees (Asing) Sdn. Bhd. for SSBT Fund GB01 for Harbor International Fund	38,500,000	1.61
7	Bumiputra-Commerce Nominees (Tempatan) Sdn. Bhd. for Pledged Securities Account for Anglo-Oriental (Annuities) Sdn. Bhd. (201 JTRK)	38,230,000	1.60
8	Valuecap Sdn. Bhd.	30,081,700	1.26
9	Amanah Raya Nominees (Tempatan) Sdn. Bhd. for Amanah Saham Wawasan 2020	14,770,400	0.62
10	Cartaban Nominees (Tempatan) Sdn. Bhd. for Amanah SSCM Nominees (Tempatan) Sdn. Bhd. for Employees Provident Fund Board (JF404)	13,278,700	0.55
11	Amanah Raya Nominees (Tempatan) Sdn. Bhd. for Amanah Saham Malaysia	11,000,000	0.46
12	Malaysia National Insurance Berhad	10,789,300	0.45
13	HSBC Nominees (Asing) Sdn. Bhd. for Abu Dhabi Investment Authority	9,692,327	0.40
14	Cartaban Nominees (Asing) Sdn. Bhd. for Investors Bank and Trust Company for Ishares, Inc.	9,562,700	0.40
15	Citicorp Nominees (Asing) Sdn. Bhd. for Mellon Bank, N.A. for MPAM Emerging Markets Fund	9,099,200	0.38
16	Citicorp Nominees (Asing) Sdn. Bhd. for Mellon Bank, N.A. for Commonwealth of Pennsylvania Public School Employees Retirement System	9,074,300	0.38
17	Citicorp Nominees (Asing) Sdn. Bhd. for Mellon Bank, N.A. for Boston Company Pooled Employees Fund	9,065,700	0.38
18	HSBC Nominees (Asing) Sdn. Bhd. for Stichting Pensioenfonds ABP	8,977,800	0.37
19	HSBC Nominees (Asing) Sdn. Bhd. for CMBLSA for Franklin Templeton Investment Funds-Templeton Asian Growth Fund	8,536,000	0.36
20	HSBC Nominees (Asing) Sdn. Bhd. for BNY Brussels for Dreyfus Premier Emerging Markets Fund	8,084,800	0.34
21	Menteri Kewangan Malaysia for Section 29 (SICDA)	8,066,744	0.34
22	HSBC Nominees (Asing) Sdn. Bhd. for Templeton Developing Markets Trust	8,047,900	0.34
23	Cartaban Nominees (Asing) Sdn. Bhd. for Bank of Tokyo Mitsubishi New York for United Nations Joint Staff Pension Fund	8,000,000	0.33
24	HSBC Nominees (Tempatan) Sdn. Bhd. for Nomura Asset Management SG for Employees Provident Fund	7,955,100	0.33
25	HSBC Nominees (Asing) Sdn. Bhd. for HSBC BK PLC for Lincoln Far East Trust	7,192,400	0.30
26	Malaysia Nominees (Tempatan) Sendirian Berhad for Great Eastern Life Assurance (Malaysia) Berhad (PAR 2)	7,131,200	0.30
27	Cartaban Nominees (Asing) Sdn. Bhd. for SSBT Fund ZV92 for Active Emerging Markets Common Trust Fund	6,498,000	0.27
28	Amanah Raya Nominees (Tempatan) Sdn. Bhd. for Amanah Saham Didik	6,029,900	0.25
29	HSBC Nominees (Asing) Sdn. Bhd. for Templeton Emerging Markets Investment Trust	5,999,000	0.25
30	Citicorp Nominees (Tempatan) Sdn. Bhd. for ING Insurance Berhad (INV-IL PAR)	5,909,000	0.25
	Total	1,682,279,771	70.20

Substantial Shareholders as per the Register of Substantial Shareholders

Name of Substantial Shareholder	No. of Shares Held or Beneficially Interested in	% of Issued Capital
Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera	905,545,732	37.78
Employees Provident Fund Board	350,507,705	14.62

Financial Calendar & Share Price Movement

Financial Calendar

Results

First quarter	–	announced	30th November 2004
Second quarter	–	announced	28th February 2005
Third quarter	–	announced	31st May 2005
Fourth quarter	–	announced	29th August 2005

Dividends

Interim	–	record date	22nd April 2005
	–	paid	20th May 2005
Final (proposed)	–	record date	18th November 2005
	–	payable	16th December 2005

Annual General Meeting 25th October 2005

Stock Exchange Listing

Bursa Malaysia Securities Berhad
Trading Name : SIME
Stock Code : 4197

Share Prices On Bursa Malaysia Securities Berhad

	Calendar Year					Six Months to 30th June
	2000	2001	2002	2003	2004	**2005**
Highest – RM	5.75	5.20	5.60	5.45	6.20	**6.65**
Lowest – RM	4.16	3.60	4.72	4.78	4.98	**5.65**

Share Prices And Trading Volumes On Bursa Malaysia Securities Berhad



Average share price (RM)
7
6
5
4
3
2
0
Volume per month ('000)
60,000
50,000
40,000
30,000
20,000
10,000
0
JULY
AUG
SEPT
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUNE
2004
2005

Sime Darby Berhad

(Company No. 41759-M)
(Incorporated in Malaysia)

FORM OF PROXY

I/We..

(FULL NAME IN BLOCK LETTERS)

of ....Telephone No. ....
being a member/members of Sime Darby Berhad hereby appoint *the Chairman of the Meeting, or

....**and/or.. as my/our proxy/proxies to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held in Kuala Lumpur on Tuesday, 25th October 2005 and at any adjournment thereof.

Resolution		For	Against
No. 1	Receipt of Report and Financial Statements		
No. 2	Declaration of Final Dividend		
	Re-appointment of Directors		
No. 3	Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya		
No. 4	Michael Wong Pakshong		
No. 5	Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali		
	Re-election of Director		
No. 6	Tan Sri Abu Talib bin Othman		
No. 7	Re-appointment of Auditors		
No. 8	Authorisation for Directors to Allot and Issue Shares		
No. 9	Proposed Share Buy-back		
No. 10	Proposed Shareholders' Mandate for Recurrent Related Party Transactions		

The proportion of my/our holding to be represented by my/our proxies are as follows:-

	Number of shares
First proxy	
Second proxy	
Total	

Date...2005 Signature..

* If you do not wish to appoint the Chairman of the Meeting as your proxy/one of your proxies, please strike out the words "the Chairman of the Meeting" and insert the name(s) of the proxy/proxies you wish to appoint in the blank space provided.

** Please delete as applicable.

Notes

1. This proxy form, duly signed, must be deposited at the office of the Share Registrar of the Company listed on the reverse side of this form not less than 48 hours before the time fixed for the meeting.
2. A corporation must complete this proxy form under its common seal or under the hand of a duly authorised officer or attorney. A proxy need not be a member of the Company. Where a member appoints more than one (1) proxy, the appointment shall be invalid unless he specifies the proportion of his shareholdings to be represented by each proxy. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.
3. The signature of any joint holder is sufficient.
4. Unless voting instructions are indicated in the spaces provided above, the proxy may vote as he thinks fit.

Fold Here

THE SHARE REGISTRAR

Epsilon Registration Services Sdn. Bhd.
312, 3rd Floor, Block C Kelana Square,
17, Jalan SS 7/26,
47301 Petaling Jaya,
Selangor Darul Ehsan,
Malaysia.

Fold Here

Sime Darby Berhad

THIS STATEMENT / CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold or transferred all your ordinary shares of RM0.50 each in Sime Darby Berhad (Company No.: 41759-M), you should at once hand this Statement / Circular and the 2005 Annual Report to the purchaser or the stockbroker, bank or agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

Bursa Malaysia Securities Berhad has not perused the Share Buy-Back Statement prior to its issuance and takes no responsibility for the contents of this Statement / Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Statement / Circular.

Sime Darby Berhad

(Company No.: 41759-M)
(Incorporated in Malaysia)

PART A

SHARE BUY-BACK STATEMENT

IN RELATION TO THE

PROPOSED RENEWAL OF THE AUTHORISATION FOR SIME DARBY BERHAD TO PURCHASE ITS OWN SHARES

PART B

CIRCULAR TO SHAREHOLDERS

IN RELATION TO THE

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

The ordinary resolutions in respect of the above proposals will be tabled at the 27th Annual General Meeting of the Company. The notice of the 27th Annual General Meeting of the Company together with the Form of Proxy are set out in the 2005 Annual Report of the Company despatched together with this Statement / Circular.

The Form of Proxy should be completed and returned in accordance with the instructions printed thereon as soon as possible and in any event, must be deposited at the office of the Share Registrar of the Company, Epsilon Registration Services Sdn Bhd at 312, 3rd Floor, Block C, Kelana Square, 17 Jalan SS7/26, 47301 Petaling Jaya, Selangor Darul Ehsan, Malaysia not later than forty-eight (48) hours before the time fixed for the Annual General Meeting. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you subsequently decide to do so.

Last date and time for lodging of Form of Proxy	:	Sunday, 23rd October 2005 at 11.30 a.m.
Date and time of Annual General Meeting	:	Tuesday, 25th October 2005 at 11.30 a.m.
Venue of Annual General Meeting	:	Sabah Room, Basement II, Shangri-La Hotel, 11 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

This Statement / Circular is dated 30th September 2005

Except where the context otherwise requires, the following definitions *(in alphabetical order)* shall apply throughout this Circular *(definitions denoting the singular number shall also include the plural number and vice versa, where applicable)*:

"Act"	:	Companies Act, 1965, as amended from time to time
"AGM"	:	Annual General Meeting of Sime Darby
"Board"	:	Board of Directors of Sime Darby
"Bursa Securities"	:	Bursa Malaysia Securities Berhad (635998-W)
"Code"	:	Malaysian Code on Take-Overs and Mergers, 1998, as amended from time to time
"Director"	:	As defined in Section 4 of the Act and for the purposes of the Proposed Shareholders' Mandate, includes any person who is or was within the preceding twelve (12) months of the date on which the terms of the transaction were agreed upon, a Director of a company in the Sime Darby Group
"EPS"	:	Earnings per share
"Executive Director"	:	A natural person who holds a directorship in a full time executive capacity on the Board and is on the payroll of the Company
"Listing Requirements"	:	The Listing Requirements of Bursa Securities and any amendments made thereto from time to time
"Major Shareholder"	:	A person who has an interest or interests in one (1) or more voting shares in a company and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is not less than 5% of the aggregate of the nominal amounts of all the voting shares in that company. For the purposes of the Proposed Shareholders' Mandate, this includes any person who is or was within the preceding twelve (12) months of the date on which the terms of the transaction were agreed upon, a major shareholder of Sime Darby as defined above (or any other company which is a subsidiary of Sime Darby or a holding company of Sime Darby or a subsidiary of Sime Darby's holding company). For the purpose of this definition, "interest in shares" shall have the meaning given in Section 6A of the Act
"NTA"	:	Net tangible assets
"Person(s) Connected"	:	As defined in Chapter 1 Paragraph 1.01 of the Listing Requirements
"PNB"	:	Permodalan Nasional Berhad (38218-X)
"Proposal(s)"	:	Proposed Share Buy-Back and/or Proposed Shareholders' Mandate
"Proposed Share Buy-Back"	:	Proposed renewal of the authorisation for Sime Darby to buy-back and hold not more than 10% of the issued and paid-up share capital of the Company

"Proposed Shareholders' Mandate"	:	Proposed shareholders' mandate for the Sime Darby Group to enter into recurrent Related Party Transactions of a revenue or trading nature which are necessary for the Sime Darby Group's day-to-day operations and are in the ordinary course of business of the Group
"Related Party"	:	A Director, Major Shareholder or a Person Connected with such Director or Major Shareholder
"Related Party Transaction"	:	A transaction entered into by the Sime Darby Group which involves the interests, direct or indirect, of a Related Party
"RM" and "sen"	:	Ringgit Malaysia and sen, respectively
"Sime Darby" or "the Company"	:	Sime Darby Berhad (41759-M)
"Sime Darby Group" or "the Group"	:	Sime Darby and its subsidiary companies, collectively
"Sime Darby Share(s)" or "Shares"	:	Ordinary share(s) of RM0.50 each in Sime Darby

Page

PART A

STATEMENT IN RELATION TO THE PROPOSED SHARE BUY-BACK CONTAINING

PART B

LETTER TO SHAREHOLDERS IN RELATION TO THE PROPOSED SHAREHOLDERS' MANDATE CONTAINING

PART A

STATEMENT IN RELATION TO
THE PROPOSED RENEWAL OF THE AUTHORISATION FOR
SIME DARBY BERHAD TO PURCHASE ITS OWN SHARES

Sime Darby Berhad
(Company No.: 41759-M)
(Incorporated in Malaysia)

STATEMENT IN RELATION TO THE PROPOSED RENEWAL OF THE AUTHORISATION FOR SIME DARBY BERHAD TO PURCHASE ITS OWN SHARES

1. INTRODUCTION

At the AGM held on 4th November 2004, the Company had obtained from its shareholders, the authorisation for the Company to purchase up to 10% of the issued and paid-up share capital of Sime Darby. The said authorisation shall, in accordance with the Listing Requirements, expire at the conclusion of the forthcoming AGM which will be held on 25th October 2005.

On 29th August 2005, the Company announced that it proposes to seek the renewal of its shareholders' authorisation for the Proposed Share Buy-Back at the forthcoming AGM.

The authority from shareholders, if renewed, shall be effective upon the passing of the ordinary resolution for the Proposed Share Buy-Back at the forthcoming AGM, up to the conclusion of the 2006 AGM of Sime Darby, or the expiry of the period within which the 2006 AGM is required by law to be held, at which time the resolution shall lapse, or revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting, whichever occurs first.

2. RATIONALE FOR THE PROPOSAL

The Proposed Share Buy-Back will enable the Company to utilise any of its surplus financial resources which is not immediately required for other purposes, to purchase its own shares from the market. The Proposed Share Buy-Back may stabilise the supply and demand of Sime Darby Shares traded in the open market and thereby support its fundamental value.

Further, if the Sime Darby Shares bought back by the Company are subsequently cancelled, shareholders may enjoy an increase in the value of their investment in the Company due to the increase in the net EPS of Sime Darby as a result of the reduction in the issued and paid-up share capital of the Company as described in Section 5.1 below. The Board would also have an opportunity to distribute any Sime Darby Shares held as treasury shares as share dividends and/or resell the treasury shares at a higher price, thereby making an exceptional gain for the Company without affecting the total issued and paid-up share capital of the Company.

3. FUNDING

An amount not exceeding a total of RM1 billion, out of the Company's retained profits and share premium account will be allocated for the Proposed Share Buy-Back. Based on the Company's latest audited financial statements for the financial year ended 30th June 2005, the Company's retained profits and share premium account stood at RM994.40 million and RM2,670.90 million respectively. The retained profits and share premium account of the

Company based on its latest unaudited management accounts as at 31st August 2005 were RM994.54 million and RM2,701.55 million respectively.

The Proposed Share Buy-Back, if implemented, will be funded by internally generated funds of the Group. The Proposed Share Buy-Back will reduce the cash of the Sime Darby Group by an amount dependent on the purchase price of Sime Darby Shares and the actual number of Sime Darby Shares bought back.

4. POTENTIAL ADVANTAGES AND DISADVANTAGES OF THE PROPOSAL

The financial resources of the Sime Darby Group may increase if the purchased Sime Darby Shares held as treasury shares are resold at prices higher than their purchase price. Other advantages of the Proposed Share Buy-Back are outlined in Section 2 of this Statement.

However, the Proposed Share Buy-Back, if implemented, would reduce the financial resources of the Group, which may result in the Company having to forgo other feasible investment opportunities that may emerge in the future or, at the least, deprive the Company and the Group of interest income that can be derived from funds utilised for the Proposed Share Buy-Back. The Proposed Share Buy-Back would also reduce the amount of resources available for distribution in the form of dividends to the shareholders of Sime Darby.

Nevertheless, the Board will be mindful of the interests of the Company, the Group and the shareholders in implementing the Proposed Share Buy-Back and, if the shares are later resold, the sale of the shares.

5. FINANCIAL EFFECTS OF THE PROPOSAL

The financial effects of the Proposed Share Buy-Back are as follows:

5.1 Share capital

In the event the Company acquires the full amount of Sime Darby Shares authorised under the Proposed Share Buy-Back and all the Sime Darby Shares so acquired are cancelled, the issued and fully paid-up share capital of the Company will be as follows:

	No. of Sime Darby Shares	Amount RM
Existing issued and paid-up share capital (as at 16th September 2005)	2,398,261,074	1,199,130,537.00
Proposed Share Buy-Back	(239,826,107)	(119,913,053.50)
Total issued and paid-up share capital after the Proposed Share Buy-Back	2,158,434,967	1,079,217,483.50

However, the Proposed Share Buy-Back is not expected to have any effect on the issued and paid-up share capital if the Sime Darby Shares so purchased are retained as treasury shares but the rights attaching to the treasury shares as to voting, dividends and participation in other distribution or otherwise will be suspended. While these Sime Darby Shares remain as treasury shares, the Act prohibits the taking into account of such shares in calculating the number or percentage of shares in the Company for any purpose whatsoever including substantial shareholdings, takeovers, notices, requisitioning of meetings, quorum for meetings and the result of votes on resolutions.

5.2 NTA and working capital

The effects of the Proposed Share Buy-Back on the NTA per share of the Company are dependent on the purchase price of the Sime Darby Shares and the loss in interest income to the Group.

If all the Sime Darby Shares purchased are subsequently cancelled, the Proposed Share Buy-Back will increase the NTA per share if the purchase price is less than the NTA per share at the time of the purchase. Conversely, the NTA per share will reduce if the purchase price exceeds the NTA per share at the time of the purchase.

The audited NTA of the Sime Darby Group as at 30th June 2005 was RM7,932.5 million or an NTA per share of RM3.32. The historical monthly highest and lowest prices of Sime Darby Shares as traded on Bursa Securities for the past twelve (12) months to 16th September 2005 are set out in Appendix I herein.

The Proposed Share Buy-Back will reduce the working capital of the Sime Darby Group, with the quantum depending on the purchase price of the Sime Darby Shares and the actual number of Sime Darby Shares bought back.

5.3 Earnings

The effects of the Proposed Share Buy-Back on the EPS of the Company are dependent on the purchase price of the Sime Darby Shares and the loss in interest income from the funds utilised for the Proposed Share Buy-Back. If the Sime Darby Shares bought back by the Company are cancelled, the net EPS of Sime Darby may increase as a result of the reduction in the issued and paid-up share capital of the Company as described in Section 5.1 above.

5.4 Dividends

Assuming the Proposed Share Buy-Back is implemented in full and Sime Darby's dividend quantum is maintained at historical levels, the Proposed Share Buy-Back will have the effect of increasing the dividend rate of Sime Darby as a result of the reduction in the issued and paid-up share capital of Sime Darby as discussed in Section 5.1 above.

The proposed final dividend and the interim dividend paid on each Sime Darby Share in respect of the financial year ended 30th June 2005 amount to a total distribution of 26 sen gross per share comprising 21 sen less income tax at 28% and 5 sen tax exempt.

6. PUBLIC SHAREHOLDING SPREAD

As at 16th September 2005, the public shareholding spread of the Company accounts for 62.18% of its total number of listed shares. If the Proposed Share Buy-Back is implemented in full i.e. the Company acquires the full amount of Sime Darby Shares authorised under the Proposed Share Buy-Back and assuming the shareholdings of the Directors, Major Shareholders, persons connected with Directors and/or Major Shareholders or shareholders holding less than 100 Sime Darby Shares remain the same, the proforma public shareholding spread will decrease to 41.77%.

Notwithstanding the above, the Board is mindful of the requirement that any purchase of Sime Darby Shares by the Company must not result in the public shareholding spread of Sime Darby falling below 25% of the total number of listed shares.

7. PURCHASE OR RESALE OF SIME DARBY SHARES IN THE PREVIOUS TWELVE (12) MONTHS

Sime Darby has not made any purchase or resale of Sime Darby Shares in the twelve (12) months preceding the date of this Statement. Therefore, no information on purchases made by the Company of its own shares was set out in the Company's 2005 Annual Report.

As at the date of this Statement, Sime Darby does not hold any Sime Darby Shares as treasury shares.

8. IMPLICATIONS OF THE CODE

In the event that the Proposed Share Buy-Back results in any substantial shareholder holding more than 33% of the voting shares of the Company, pursuant to the Code, the affected substantial shareholder will be obliged to make a mandatory offer for the remaining Sime Darby Shares not held by it.

In the event that the Proposed Share Buy-Back results in any substantial shareholder who already holds more than 33% of the voting shares of the Company increasing by more than 2% in any six (6) month period, pursuant to the Code, the affected substantial shareholder will be obliged to make a mandatory offer for the remaining Sime Darby Shares not held by it.

However, a waiver may be granted by the Securities Commission under Practice Note 2.9.10 of the Code, subject to the affected substantial shareholder complying with certain conditions, if the obligation is triggered as a result of action outside its direct participation.

9. CONDITION OF THE PROPOSAL

The Proposed Share Buy-Back is conditional upon the approval of the shareholders of the Company at the forthcoming AGM.

10. INTERESTS OF DIRECTORS, MAJOR SHAREHOLDERS AND PERSONS CONNECTED TO THEM

Save for the inadvertent increase in the percentage shareholding and/or voting rights of the shareholders of the Company as a consequence of the Proposed Share Buy-Back, none of the Directors, Major Shareholders and/or persons connected to them has any interest, direct or indirect, in the Proposed Share Buy-Back and, if any Sime Darby Shares acquired are held as treasury shares and later resold, the resale of the treasury shares will be made in the open market.

The following table illustrates the effects on the shareholdings of the Directors and Major Shareholders of Sime Darby as at 16th September 2005, being the most practicable date prior to the printing of this Circular, assuming that the Company implements the Proposed Share Buy-Back in full and that the Shares purchased are from public shareholders:

Directors	Before Proposed Share Buy-Back				After Proposed Share Buy-Back			
	Direct		Indirect		Direct		Indirect	
	No of shares held	%	No of shares held	%	No of shares held	%	No of shares held	%
Tan Sri Dato' Seri (Dr) Ahmad Sarji bin Abdul Hamid	-	-	-	-	-	-	-	-
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya	-	-	-	-	-	-	-	-
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid	-	-	-	-	-	-	-	-
Tan Sri Abu Talib bin Othman	-	-	-	-	-	-	-	-
Tan Sri Datuk Dr Ahmad Tajuddin bin Ali	-	-	-	-	-	-	-	-
Datuk Khatijah binti Ahmad	10,000	*	-	-	10,000	*	-	-
Dr David Li Kwok Po	250,000	0.01	-	-	250,000	0.01	-	-
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali	-	-	-	-	-	-	-	-
Michael Wong Pakshong	65,000	*	-	-	65,000	*	-	-

* *Negligible*

Shareholders	Before Proposed Share Buy-Back				After Proposed Share Buy-Back			
	Direct		Indirect		Direct		Indirect	
	No of shares held	%	No of shares held	%	No of shares held	%	No of shares held	%
Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputra	905,545,732	37.76	-	-	905,545,732	41.95	-	-
Employees Provident Fund Board	350,047,805	14.60	-	-	350,047,805	16.22	-	-

11. DIRECTORS' RECOMMENDATION

Having considered all aspects of the Proposed Share Buy-Back, the Directors are of the opinion that the Proposed Share Buy-Back is in the best interests of the Company. Accordingly, they recommend that you vote in favour of the ordinary resolution pertaining to the Proposed Share Buy-Back to be tabled at the forthcoming AGM.

This Statement is dated 30th September 2005.

PART B

LETTER TO SHAREHOLDERS
IN RELATION TO THE PROPOSED SHAREHOLDERS' MANDATE
FOR RECURRENT RELATED PARTY TRANSACTIONS
OF A REVENUE OR TRADING NATURE

Sime Darby Berhad
(Company No.: 41759-M)
(Incorporated in Malaysia)

Registered Office
21st Floor, Wisma Sime Darby
Jalan Raja Laut
50350 Kuala Lumpur
Malaysia

30th September 2005

Directors

Tan Sri Dato' Seri (Dr) Ahmad Sarji bin Abdul Hamid *(Non-Independent Non-Executive Chairman)*
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya *(Independent Non-Executive Deputy Chairman)*
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid *(Group Chief Executive)*
Tan Sri Abu Talib bin Othman *(Independent Non-Executive Director)*
Tan Sri Datuk Dr Ahmad Tajuddin bin Ali *(Independent Non-Executive Director)*
Datuk Khatijah binti Ahmad *(Independent Non-Executive Director)*
Dr David Li Kwok Po *(Independent Non-Executive Director)*
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali *(Independent Non-Executive Director)*
Michael Wong Pakshong *(Independent Non-Executive Director)*

To: The Shareholders of Sime Darby Berhad

Dear Sir/Madam,

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

---

1. INTRODUCTION

At the AGM held on 4th November 2004, the Company had obtained a mandate from its shareholders to allow the Company and/or its subsidiaries to enter into recurrent Related Party Transactions of a revenue or trading nature which are necessary for the Group's day-to-day operations which are carried out in the ordinary course of business on normal commercial terms which are not more favourable to the Related Party than those generally available to the public. The mandate shall, in accordance with the Listing Requirements, expire at the conclusion of the forthcoming AGM of the Company.

On 29th August 2005, the Company announced that it proposes to seek the approval of its shareholders for the Proposed Shareholders' Mandate.

The purpose of this Circular is to provide you with details of the Proposal, to set out the views of your Board and to seek your approval for the ordinary resolution pertaining to the Proposal to be tabled at the forthcoming AGM as Special Business. The Notice of the AGM and the Form of Proxy are enclosed in the Annual Report of the Company for the financial year ended 30th June 2005.

2. DETAILS OF THE PROPOSAL

The Board proposes to seek a shareholders' mandate to allow the Sime Darby Group to enter into recurrent Related Party Transactions of a revenue or trading nature in the normal course of business which are necessary for the day-to-day operations of the Group, provided such transactions are made at arms' length, on the Group's normal commercial terms which are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders. These include transactions such as those described in Section 2.1 below.

Notwithstanding the above, the Proposed Shareholders' Mandate sought does not cover any recurrent transactions of a revenue or trading nature involving companies in which the Employees Provident Fund Board ("EPF") and/or PNB and/or funds managed by PNB are interested, in view of the following:

(i) the conditions set out in Section 4.1(g) of Practice Note 14/2002 issued by Bursa Securities are expected to be fulfilled, and therefore, transactions involving companies in which EPF is interested would not be regarded as related party transactions; and

(ii) Bursa Securities had on 13th July 2004, pursuant to an application made by Sime Darby, granted a waiver to Sime Darby from having to comply with paragraphs 10.08 and 10.09 of the Listing Requirements in respect of transactions involving companies in which PNB and/or funds managed by PNB are interested. The Minister of Domestic Trade and Consumer Affairs had also issued a prescription effective from 28th February 2002, prescribing any right in respect of shares of a company in which PNB or any unit trust managed by PNB or its related companies is deemed to have an interest in, by virtue of Section 6A(4) of the Act, as not being an interest in the shares of the company.

2.1 Nature of recurrent Related Party Transactions

The principal activities of the Sime Darby Group are broadly categorised under the following business sectors:

(i) investment holding;

(ii) plantations;

(iii) property;

(iv) heavy equipment and motor vehicle distribution;

(v) energy;

(vi) general trading, services and others.

The types of recurrent Related Party Transactions covered by the Proposed Shareholders' Mandate relate principally to the provision of services such as healthcare and operation and maintenance of a power plant; procurement of management and technical advice, and project management consultancy services; purchase of raw materials and tools as well as sale of finished goods; purchase of agricultural tractors, engines and parts; and sale of electricity and generating capacity, conducted in the ordinary course of the Group's businesses as stated above.

Details of the recurrent Related Party Transactions contemplated are tabulated below:

Company	Transacting Party	Nature of Transaction	Related Party	Estimated value[1] RM'million
Inokom Corporation Sdn Bhd ("ICSB")	Hyundai Motor Company	Royalty Payment and procurement of Completely Knocked-Down ("CKD") packs, Completely Built-Up ("CBU") cars and ancillary services by ICSB from Hyundai Motor Company	Hyundai Motor Company[2]	900.0
	Hyundai Motor India Ltd	Procurement of CKD motor vehicle components by ICSB from Hyundai Motor India Ltd	Hyundai Motor Company[3]	200.0
	Quasar Carriage Sdn Bhd	Sale of Permas and Lorimas vehicles and related parts by ICSB to Quasar Carriage Sdn Bhd	Berjaya Group Berhad[4] and Dato' Amer Hamzah bin Ahmad[5]	20.0
Hyumal Motor Sdn Bhd ("HMSB")	Hyundai Motor Company	Procurement of CBU cars, advertising and promotion, technical assistance, training, maintenance support and related services from HMC	Hyundai Motor Company[6]	185.0
	Subsidiaries of Berjaya Group Berhad	Provision of workshop services and sales of vehicle related spare parts by HMSB to subsidiaries of Berjaya Group Berhad	Berjaya Group Berhad[7]	1.5
Sime Rengo Packaging (Malaysia) Sdn Bhd ("SRPM")	Rengo Co. Ltd.	Purchase of goods and procurement of management and technical advice by SRPM from Rengo Co. Ltd.	Rengo Co. Ltd.[8]	8.0
Sime Rengo Packaging (S) Pte Ltd ("SRPS")	Rengo Co. Ltd	Purchase of goods and procurement of management and technical advice by SRPS from Rengo Co. Ltd.	Rengo Co. Ltd.[8]	6.0
Sime Kubota Sdn Bhd ("SK")	Kubota Corporation	Purchase of agricultural tractors, engines and parts by SK from Kubota Corporation	Kubota Corporation[9]	15.0

Company	Transacting Party	Nature of Transaction	Related Party	Estimated value[1] RM'million
Syarikat Malacca Straits Inn Sdn Bhd ("SMSI")	Hotel Equatorial Management Sdn Bhd	Procurement of hotel operation management and technical advice by SMSI from Hotel Equatorial Management Sdn Bhd	Hotel Equatorial (M) Sdn Bhd[10]	1.5
Tennamaram Biomass Sdn Bhd ("TBSB")	SembCorp Environmental Management Pte Ltd	Procurement of project management consultancy services by TBSB from SembCorp Environment Management Pte Ltd	SembCorp Environmental Management Pte Ltd[11]	1.5

Notes:

1 *The values are merely estimates for the period from the forthcoming AGM to the next AGM based on the audited financial statements for the financial year ended 30th June 2005. The actual amount transacted may vary.*

2 *Hyundai Motor Company is a major shareholder of ICSB (a subsidiary of Sime Darby), holding 15,000,000 ordinary shares of RM1.00 each, representing 15% equity interest in ICSB as at 16th September 2005.*

3 *Hyundai Motor India Ltd is a subsidiary of Hyundai Motor Company which is a major shareholder of ICSB as at 16th September 2005*

4 *Berjaya Group Berhad is a major shareholder of both ICSB and Quasar Carriage Sdn Bhd, as at 16th September 2005.*

5 *Dato' Amer Hamzah bin Ahmad is a Director of both ICSB and Quasar Carriage Sdn Bhd. He is also a shareholder of Quasar Carriage Sdn Bhd as at 16th September 2005.*

6 *Hyundai Motor Company is a major shareholder of ICSB, a related company of HMSB as at 16th September 2005.*

7 *Berjaya Group Berhad is deemed interested by virtue of it being a major shareholder of HMSB in the preceeding twelve (12) months. It ceased to be a major shareholder of HMSB on 6th December 2004.*

8 *Rengo Co. Ltd. is a major shareholder of SRPM and SRPS, (both subsidiaries of Sime Darby), holding 15,000,000 ordinary shares of RM1.00 each, representing 30% equity interest in SRPM and 801,600 ordinary shares of S$1.00 each, representing 33.4% equity interest in SRPS as at 16th September 2005.*

9 *Kubota Corporation is a major shareholder of SK (a subsidiary of Sime Darby), holding 700,000 ordinary shares of RM1.00 each, representing 7% equity interest in SK as at 16th September 2005.*

10 *Hotel Equatorial Management Sdn Bhd is a wholly-owned subsidiary of Hotel Equatorial (M) Sdn Bhd which is a major shareholder of SMSI (a subsidiary of Sime Darby), holding 5,100,000 ordinary shares of RM1.00 each, representing 15% equity interest in SMSI as at 16th September 2005.*

11 *SembCorp Environmental Management Pte Ltd is a major shareholder of TBSB, holding 600,000 ordinary shares of RM1.00 each, representing 30% equity interest in TBSB (in which Sime Darby holds the remaining 70% equity interest) as at 16th September 2005.*

2.2 Review procedures for the recurrent Related Party Transactions

The Sime Darby Group has established guidelines and procedures to ensure that recurrent Related Party Transactions are conducted on normal commercial terms consistent with the Group's normal business practices and policies which are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders.

The procedures established by the Sime Darby Group are as follows:

(i) A list of Related Parties shall be circulated to the operating divisions and subsidiaries, updated, if required, on a quarterly basis, for their reference in ensuring that all transactions with such Related Parties are undertaken on arms' length basis and on normal commercial terms which are not more favourable to the Related Parties than those generally available to the public. These include transacting at the prevailing market rates/prices of the service or product provider's usual commercial terms (including, where appropriate, preferential rates and discounts accorded for bulk purchases which are the same as those accorded for third-party bulk purchases), or otherwise in accordance with applicable industry norms.

(ii) All operating divisions and subsidiaries shall review their existing information systems to ensure that features are incorporated into the systems for capturing information on recurrent Related Party Transactions at source, for instance, when purchase requisitions are raised.

(iii) Records shall be maintained to capture all recurrent Related Party Transactions which are entered into pursuant to the Proposed Shareholders' Mandate. Details of the recurrent Related Party Transactions made during the financial year shall be submitted to the Group Shared Services Department annually for disclosure in the Company's Annual Report but where necessary, monthly reports shall be generated.

(iv) All divisions and subsidiaries are required to comply with the Sime Darby Group Procedures and Authorities ("GPAs"). The GPAs establish the minimum standards of corporate governance practices expected of the companies within the Group in pursuit of Sime Darby's corporate objectives. The GPAs covering the following areas have relevance in respect of Related Party Transactions:

- defined authority limits for approval of proposed capital expenditure which include the leasing or renting of premises/assets for a period exceeding one (1) year. Details of the transacting parties, particularly if it is a Related Party, and the terms of the transaction must be furnished in the proposal.
- policies on conflicts of interests which require Directors and employees to act in good faith at all times in the best interests of the companies within the Group.
- the requirement for an internal and management audit team to review the internal control systems of the Group so as to reasonably provide assurance to the Board, the Audit & Accounts Committee and management, of the proper conduct and adherence to controls and procedures.
- policies on Directors' purchases of the Group's products which should not be on terms that are more favourable than those offered to the public or, in the case of Executive Directors, those offered to employees of the Group under any staff purchase scheme. Directors are required to obtain clearance from the Group Secretarial Department before purchasing products from the Group exceeding a certain limit.

- tendering procedures to ensure competitive bidding principles are observed in the procurement of goods and services. These include the setting up of tender committees, and having a sufficient number of vendors (normally not less than three (3)) to bid where all priced bids received are on sealed basis and are appropriately documented as well as witnessed upon opening.
- specified duties and roles of the audit committees of all subsidiaries in the Sime Darby Group, which shall include, inter alia, the review of recurrent Related Party Transactions.

(v) Any Director who has an interest in any transaction shall abstain from board deliberations and voting on the relevant resolution(s) in respect of the recurrent Related Party Transaction.

(vi) The internal audit plan shall incorporate a review of the recurrent Related Party Transactions entered into as well as management's system and procedures to capture and compile information of such transactions. The Audit & Accounts Committee shall review the internal audit reports to ascertain whether the established guidelines and procedures for recurrent Related Party Transactions have been complied with.

(vii) Any member of the Audit & Accounts Committee may, as he deems fit, request for additional information pertaining to recurrent Related Party Transactions from independent sources or advisers.

2.3 Statement by the Audit & Accounts Committee

The Audit & Accounts Committee is satisfied that the guidelines and procedures established for recurrent Related Party Transactions are sufficient to ensure that such transactions will be carried out on normal commercial terms which are not prejudicial to the interests of shareholders, and the terms of the recurrent Related Party Transactions are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders of Sime Darby.

The Audit & Accounts Committee will, at its discretion, amend the guidelines and procedures which are no longer appropriate or adequate, to ensure that the recurrent Related Party Transactions are, at all times, carried out on terms consistent with the Group's practices and are not to the detriment of the minority shareholders.

As at 16th September 2005, the Audit & Accounts Committee comprises the following members:

- Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya *(Independent Non-Executive Chairman of the Committee)*
- Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali *(Independent Non-Executive Director)*
- Tan Sri Datuk Dr Ahmad Tajuddin bin Ali *(Independent Non-Executive Director)*
- Datuk Khatijah binti Ahmad *(Independent Non-Executive Director)*

2.4 Validity period of the Proposed Shareholders' Mandate

The Proposed Shareholders' Mandate will take effect from the passing of the ordinary resolution in relation thereto at the forthcoming AGM and will continue to be in force until the conclusion of the 2006 AGM of Sime Darby or the expiry of the period within which the 2006 AGM is required to be held pursuant to Section 143(1) of the Act (but shall not extend to such extensions as may be allowed pursuant to Section 143(2) of the Act), unless earlier revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

2.5 Disclosure

The Company has disclosed details of the recurrent Related Party Transactions entered into during the financial year ended 30th June 2005 in its 2005 Annual Report in accordance with Section 4.1.5 of Practice Note 12/2001 of the Listing Requirements.

Similar disclosure will be made in the Annual Report for the subsequent financial year during which the Proposed Shareholders' Mandate is in force, providing amongst others, the following information:-

(i) the type of recurrent Related Party Transactions made; and

(ii) the names of the Related Parties involved in each type of recurrent Related Party Transactions made, and their relationship with Sime Darby.

3. RATIONALE FOR AND BENEFITS OF THE PROPOSAL

The recurrent Related Party Transactions to be entered into will be in the ordinary course of business on arms' length basis and on normal commercial terms which are not detrimental to the interests of the minority shareholders.

The recurrent Related Party Transactions are intended to meet the business needs of the Group on the best possible terms as well as to explore beneficial business opportunities within the Group and with its joint-venture partners. The Group has had long-standing business relationships with the Related Parties and the close co-operation has reaped mutual benefits which are expected to continue to be beneficial to the business of the Group.

By obtaining the Proposed Shareholders' Mandate, the necessity to make frequent announcements to Bursa Securities and to convene separate general meetings from time to time to seek shareholders' approval as and when such recurrent Related Party Transactions occur as required under the Listing Requirements would not arise. This would reduce substantial administrative time, inconvenience and expenses associated with the making of announcements or the convening of such meetings, without compromising the corporate objectives of the Group or adversely affecting the business opportunities available to the Group.

4. EFFECTS OF THE PROPOSAL

The Proposed Shareholders' Mandate will not have any impact on the share capital, NTA, earnings, dividends or substantial shareholding structure of Sime Darby.

5. CONDITION OF THE PROPOSAL

The Proposed Shareholders' Mandate is subject to the approval of the shareholders of Sime Darby at the forthcoming AGM.

6. INTERESTS OF DIRECTORS, MAJOR SHAREHOLDERS AND PERSONS CONNECTED TO THEM

Save as disclosed in Section 2.1, none of the other Directors, Major Shareholders and/or Persons Connected to them has any interest, direct or indirect, in the Proposed Shareholders' Mandate.

None of the interested Directors, Major Shareholders and/or Persons Connected to them has any direct or indirect shareholding in Sime Darby as at 16th September 2005.

The interested Directors and Major Shareholders as disclosed in Section 2.1 have undertaken that they will abstain from voting on the resolution relating to the Proposed Shareholders' Mandate should any of them acquire any shares in Sime Darby during the period from 16th September 2005 to the date of the forthcoming AGM.

The interested Directors and Major Shareholders have also undertaken that they will ensure that such Persons Connected to them will abstain from voting on the resolution relating to the Proposed Shareholders' Mandate should any of them acquire any shares in Sime Darby during the period from 16th September 2005 to the date of the forthcoming AGM.

7. DIRECTORS' RECOMMENDATION

Having considered all aspects of the Proposed Shareholders' Mandate, the Directors of Sime Darby are of the opinion that the Proposed Shareholders' Mandate is in the best interests of the Company. Accordingly, they recommend that you vote in favour of the ordinary resolution pertaining to the Proposed Shareholders' Mandate to be tabled at the forthcoming AGM.

8. AGM

The Twenty-Seventh AGM of the Company, the Notice of which is enclosed in the 2005 Annual Report of the Company, will be held at the Sabah Room, Basement II, Shangri-La Hotel, 11 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia, on Tuesday, 25th October 2005 at 11.30 a.m., for the purpose of considering and, if thought fit, approving, inter alia, with or without modifications, the ordinary resolution on the Proposed Shareholders' Mandate, as Special Business.

If you are unable to attend and vote in person at the AGM, you are requested to complete, sign and return the Form of Proxy, which is attached together with the 2005 Annual Report of the Company, in accordance with the instructions printed thereon as soon as possible and, in any event, so as to arrive at the office of the Share Registrar of the Company, Epsilon Registration Services Sdn Bhd at 312, 3rd Floor, Block C, Kelana Square, 17 Jalan SS7/26, 47301 Petaling Jaya, Selangor Darul Ehsan, Malaysia not later than forty-eight (48) hours before the time fixed for holding the AGM or any adjournment thereof.

The completion and lodgement of the Form of Proxy will not preclude you from attending and voting in person at the AGM should you subsequently decide to do so.

9. FURTHER INFORMATION

Shareholders are advised to refer to the Appendix I attached herewith for further information.

Yours faithfully
for and on behalf of the Board of Directors of
SIME DARBY BERHAD

TAN SRI DATO' SERI (DR) AHMAD SARJI BIN ABDUL HAMID
Chairman

1. RESPONSIBILITY STATEMENT

The Directors of Sime Darby have seen and approved this Circular. The Directors, collectively and individually, accept full responsibility for the information contained in this Circular and confirm that to the best of their knowledge and belief, after making all reasonable enquiries, there are no other facts the omission of which would make any statement herein misleading.

2. MATERIAL CONTRACTS

Save as disclosed below, there are no other material contracts which have been entered into by the Sime Darby Group during the two (2) years immediately preceding the date of this Circular, other than contracts entered into in the ordinary course of business:

(i) A Share Sale Agreement ("SSA") entered into between Sime Energy Holdings Pte Ltd ("SEHPL") and IG Island Power B.V. ("IGIP") and a Joint Development and Shareholders' Agreement ("JDSA") entered into between IGIP, SEHPL, Island Power Holdings Pte Ltd ("IPH") and all the subsidiaries of IPH, both dated 6th November 2003 in relation to the acquisition by SEHPL of a 50% equity interest in IPH for a consideration of S$50, based on the par value of the shares acquired. Subsequently, SEHPL transferred the 50% equity interest in IPH to Sime Power Pte Ltd ("Sime Power"). IPH is developing a 763 MW combined cycle gas turbine power plant located on Jurong Island, Singapore ("Project"). The overall Project cost is estimated at S$898,000,000. Under the SSA, Sime Power will provide IPH with a loan of USD4,560,000, being 50% of the total development and construction costs incurred on the Project up to 31st August 2003. A substantial portion of the additional development and construction costs required for the Project will be funded by IPH through project debt financing. The residual funding required will be met by additional shareholders' loans in equal proportions of 50% each.

On 15th June 2005, the Board of Directors of Sime Darby announced that Sime Power had decided to withdraw from the Project effective 15th June 2005, due to non-occurrence of events stipulated in the JDSA. Accordingly, pursuant to the terms of the JDSA, Sime Power had transferred its entire 50% equity interest in IPH comprising 50 ordinary shares of S$1.00 each to IGIP for a total cash consideration of S$50.00.

(ii) A conditional Share Sale Agreement dated 25th February 2004 entered into between Sime Darby and Tenaga Nasional Berhad ("TNB") in relation to the acquisition by Sime Darby of the following instruments from TNB, for a total consideration of RM105,500,000, resulting in Sime Darby holding 75% and 100% of the equity of Port Dickson Power Berhad ("PDP") and JanaUrus PDP Sdn Bhd ("JPSB") respectively:

a. 22,500 ordinary shares of RM1.00 each in PDP;
b. 22,500 redeemable preference shares of RM1.00 each in PDP;
c. 22,455,000 redeemable unsecured loan stocks with a nominal value of RM1.00 per loan stock in PDP; and
d. 20,000 ordinary shares of RM1.00 each in JPSB.

(iii) Several agreements dated 7th May 2004 entered into between Sime Singapore Limited ("SSL") and Jardine Cycle & Carriage Limited ("JC&C") in relation to the acquisition by SSL through its subsidiary, Sime Darby Motor Group (NZ) Limited, of the entire equity interest of the following companies from JC&C, for a total consideration of NZ$85,400,000:

a. Truck Investments Limited and its following subsidiaries:
   i. Motor Truck Distributors (NZ) Limited
   ii. Hino Distributors NZ Limited
   iii. Truck Stops (NZ) Limited
   iv. ERF Man and Western Star (NZ) Limited
   v. Palmerston North Motors Wholesale Limited

b. UD Truck Distributors (NZ) Limited
c. Cycle & Carriage (City) Limited
d. Cycle & Carriage (Pakuranga) Limited
e. Cycle & Carriage (North Shore) Limited

(iv) A Stock Purchase and Sale Agreement dated 16th June 2004 between Sime Darby (Thailand) Limited ("SDTL") and Mr Yeap Swee Chuan in relation to the disposal of 5,000,000 shares of Baht 1 each, representing 2.08% of the total capital stock of AAPICO Hitech Public Company Limited ("Aapico") by SDTL to Mr Yeap for a consideration of Baht 28.4 per share or Baht 142,000,000 by 21st June 2004, and the remaining 37,255,130 shares in Aapico held by SDTL, representing 15.53% of the total capital stock of Aapico, for a consideration of Baht 28.4 per share or Baht 1,058,045,692 within twelve (12) months from the date of the agreement.

(v) Several agreements dated 18th June 2004 between Sime Darby Motors Sdn Bhd (formerly known as Space Tracks Sdn Bhd) ("SDM"), a wholly-owned subsidiary of Sime Darby, Berjaya Group Berhad ("BGroup") and certain selling shareholders procured by BGroup in relation to the acquisition by SDM from BGroup and several others to be procured by BGroup, the following securities:

i. 92,208,000 ordinary shares, representing 51% equity interest in Hyundai-Sime Darby Berhad (formerly known as Hyundai-Berjaya Corporation Berhad) ("Hyundai-Sime"), and 34,578,000 warrants, comprising 51% of the total warrants issued by Hyundai-Sime for an aggregate cash consideration of RM421,851,600 or RM3.60 per share and RM2.60 per warrant.;

ii. 3,060,000 ordinary shares, representing 51% equity interest in Hyumal Motors Sdn Bhd for a cash consideration of RM76,500,000 or RM25.00 per share;

iii. 31,000,000 ordinary shares, representing 36% equity interest in Inokom Corporation Sdn Bhd for a cash consideration of RM54,000,000 or RM1.50 per share;

(vi) A Share Purchase Agreement and an Option Agreement both dated 10th September 2004 between Sime Darby Eastern Limited ("SDEL") and five shareholders of Jaya Holdings Limited ("Jaya") in relation to the acquisition by SDEL of an initial 29.9% of the equity interest in Jaya for a consideration of approximately S$223.0 million, and an option to acquire a further equity interest of not less than 15% in Jaya, for a consideration of up to approximately S$169.7 million.

(vii) A Share Purchase Agreement dated 19th October 2004 between Pesida Equipment Sdn Bhd and Sembcorp Utilities Pte Ltd ("SCU") in relation to the acquisition of 12,000,000 ordinary shares of RM1.00 each representing 30% of the issued share capital of Sime Darby Engineering Sdn Bhd (formerly known as Sime Sembcorp Engineering Sdn Bhd) from SCU for a total cash consideration of RM65,000,000.

3. MATERIAL LITIGATION

Save as disclosed below, the Sime Darby Group is not engaged in any material litigation, claims or arbitration, either as plaintiff or defendant. The Directors of Sime Darby are not aware of any proceedings, pending or threatened against the Company and/or its subsidiaries or of any facts likely to give rise to any proceedings which might materially or adversely affect the position or business of the Company and/or its subsidiaries.

(i) Berkeley Sdn. Bhd. ("BSB") commenced a legal suit against Consolidated Plantations Berhad ("CPB") alleging breach of a sale and purchase agreement on the basis that CPB had failed to deliver a subdivided title in respect of 85 acres of land purchased by BSB (the "Property").

The decree for specific performance of the agreement sought by BSB has since become a legal impossibility as the Property had been compulsorily acquired by the Selangor State Government. BSB also seeks damages for the loss of anticipated profits from the development of the land amounting to RM54,431,240 or alternatively RM34,152,136, being the respective amount of profits which BSB alleges it would have made had the subdivision been obtained by CPB during two windows of opportunity or periods in 1984 and 1990 respectively.

BSB's claim for damages was dismissed with costs by the Court on 9th March 2002 and BSB had appealed to the Court of Appeal on 27th March 2002. No date of hearing has been fixed by the Court of Appeal. CPB's solicitors are optimistic of sustaining the judgement on appeal.

(ii) Certain minority shareholders of Sime Bank Berhad ('Sime Bank') had taken legal action against SDB for failing to make a general offer to the rest of the shareholders when 60.35% of the equity of Sime Bank was acquired. As the plaintiffs' shares in Sime Bank have since been acquired by RHB Bank Berhad, the plaintiffs have dropped their claim for the declaration of the said mandatory general offer to acquire the plaintiffs' shares and confined their claim to unspecified damages instead. On 31st March 2003, the High Court had decided in favour of the minority shareholders. However, the quantum of damages and costs to be awarded to the plaintiffs have yet to be assessed and the assessment proceedings are now fixed for mention before the Registrar on 1st December 2005. SDB filed notices of appeal against the decision of the High Court on 24th April 2003. These appeals came up for hearing on 28th July 2005 and the Court of Appeal directed the parties to put in written submissions. The appeals were heard in the Court of Appeal on 14th September 2005. Counsel for both parties presented a summary of their arguments verbally. The court then requested both counsel to reduce these arguments along with the case law on which they intended to rely into diskettes and present a copy to each of the judges within the next 14 days, to assist the court in coming to its decision. The Court of Appeal's decision is now being awaited.

Meanwhile, two other former shareholders of Sime Bank have initiated actions of a similar nature against SDB. SDB is in the midst of drawing up their defences to the claims. Once the pleadings have closed, the two former shareholders will each be required to take out a notice to have the suit case-managed by a judge of the High Court. Based on the facts of the case and the judgments delivered by the trial judge, SDB's solicitors are of the view that SDB has a good arguable case in pursuing the appeals.

(iii) Sime Bank had financed certain transactions of Teras Cemerlang Sdn. Bhd. ("TCSB"), which securities were pledged to Sime Bank. Sime Bank sued TCSB for failing to repay the facility granted to it and TCSB filed a counterclaim against Sime Bank, Sime Securities Sdn Bhd ("SS"), SDB and Shafiq Sit Abdullah ("SSA"), alleging that SDB as the ultimate owners of SS and the employer of SSA, are vicariously responsible for the transactions allegedly carried out by SSA in dealings between SS and TCSB.

SDB filed an application to strike out TCSB's claim against it. On 9th October 2002, TCSB filed an application for stay of the striking out proceedings on the grounds that as TCSB was in Special Administration, then there ought to be a moratorium and the Court had granted a stay of these applications. SDB had filed an appeal to the Court of Appeal against this decision. No hearing date has been fixed by the Court of Appeal as yet. Meanwhile, the Court has now fixed the main action (i.e. Sime Bank claim and TCSB's counterclaim) for mention on 28th November 2005 to enable the provisional liquidator to consider whether to proceed with the matter. SDB's solicitors are of the view that there is no reasonable cause of action against SDB.

(iv) Sime Winner Holdings Limited ("Sime Winner"), a subsidiary of Sime Darby China Limited, had initiated legal proceedings in Hong Kong against CM2 Limited ("CM2"), a company incorporated in Hong Kong, for an account and return of monies owing to it up to approximately HK$107 million arising from an agency arrangement under which CM2 was appointed by Sime Winner to, inter alia, issue invoices to certain purchasers, receive such monies from those purchasers, and to transmit such monies to Sime Winner.

On 4th May 2005, Sime Winner obtained an injunction against CM2 to, amongst other things, prevent CM2 from disposing its assets up to the amount of HK$107 million. Both parties have filed interlocutory applications relating to inspection and filing of documents and the said applications are fixed for hearing on 24th October 2005. Sime Winner's solicitors are of the view that based on prima facie evidence, Sime Winner has a reasonably strong claim against CM2.

(v) Inokom Corporation Sdn. Bhd., a subsidiary of Sime Darby Motor Sdn. Bhd., and Quasar Carriage Sdn. Bhd., (collectively hereinafter known as the "Plaintiffs") are claiming against Renault SA for breach of contract, breach of fiduciary duties and/or fraudulent misrepresentation. The plaintiffs are also claiming against Renault SA, Tan Chong Motors Holdings Bhd ("TCMH") and TC Euro Cars Sdn. Bhd. ("TCEC") for conspiring to injure. Renault SA had filed an application for stay of proceedings pending arbitration. The application was dismissed and appeals to Court of Appeal had been filed. The Court of Appeal has granted a stay of proceedings pending the result of Renault SA's appeal against the dismissal of application for stay of proceedings pending arbitration. TCMH and TCEC had filed applications in the court to strikeout the Plaintiffs' suit and the applications were dismissed. Their appeals to the Court of Appeal against the decisions are currently pending. The Plaintiffs' solicitors are of the opinion that the Plaintiffs have good causes of action against Renault SA, TCMH and TCEC.

4. HISTORICAL SHARE PRICES

The monthly highest and lowest prices of Sime Darby Shares as traded on Bursa Securities for the past twelve (12) months to 16th September 2005 are as follows:

	High (RM)	Low (RM)
2004		
October	5.80	5.65
November	6.05	5.75
December	6.05	5.80
2005		
January	6.65	5.95
February	6.40	5.85
March	6.00	5.65
April	6.00	5.65
May	6.05	5.65
June	6.05	5.75
July	6.20	5.80
August	6.30	5.95
Up to 16th September	6.15	6.00

The last transacted price of Sime Darby Shares 29th August 2005 on being the latest trading day prior to the announcement of the Proposed Share Buy-Back and Proposed Shareholders' Mandate	6.10
The last transacted price of Sime Darby Shares on 16th September 2005, being the latest practicable day prior to the printing of this Circular	6.15

Source : The Star

5. DOCUMENTS FOR INSPECTION

Copies of the following documents are available for inspection during normal office hours at the registered office of the Company at 21st Floor, Wisma Sime Darby, Jalan Raja Laut, 50350 Kuala Lumpur, Malaysia, from the date of this Circular up to and including the date of the AGM:

(i) Memorandum and Articles of Association of Sime Darby;
(ii) Material contracts referred to in paragraph 2 above;
(iii) Cause papers in relation to the material litigation referred to in paragraph 3 above; and
(iv) Audited financial statements of Sime Darby for the past two (2) financial years ended 30th June 2005.